

Notice of Annual Meeting of Stockholders

Date and Time

November 20, 2019, 10:00 a.m. (Eastern Standard Time)

Place

The Paley Center for Media
25 West 52nd Street
New York, New York 10019

Record Date

September 23, 2019

YOUR VOTE IS IMPORTANT

Even if you plan to attend the Annual Meeting in person, we encourage you to vote in advance by:

 visiting *www.proxyvote.com* (Common Stock) or *www.investorvote.com.au* (CDIs)

 mailing your signed proxy card or voting instruction form

 calling 1-800-690-6903 toll-free from the United States, U.S. territories and Canada (Common Stock only)

Items to be Voted

- elect the 11 Directors identified in the attached proxy statement to the Board of Directors (the "Board") of News Corporation (the "Company");

- ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2020;

- consider an advisory vote to approve executive compensation;

- approve the amendment and restatement of the News Corporation 2013 Long-Term Incentive Plan; and

- consider any other business properly brought before the Annual Meeting and any adjournment or postponement thereof.

Eligibility to Vote

While all of the Company's stockholders and all holders of CHESS Depositary Interests ("CDIs") exchangeable for shares of the Company's common stock are invited to attend the Annual Meeting, only stockholders of record of the Company's Class B Common Stock and holders of CDIs exchangeable for shares of the Company's Class B Common Stock at the close of business on September 23, 2019, the Record Date, are entitled to notice of, and to vote on the matters to be presented at, the Annual Meeting and any adjournment or postponement thereof. Holders of the Company's Class A Common Stock and holders of CDIs exchangeable for shares of the Company's Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

[signature]

Michael L. Bunder
Corporate Secretary

October 7, 2019

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on November 20, 2019
The proxy statement and annual report for the fiscal year ended June 30, 2019 are available at *www.proxyvote.com*.

We are making the Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), proxy statement and the form of proxy first available on or about October 7, 2019.

TABLE OF CONTENTS

Proxy Summary 1

Proposal No. 1: Election of Directors 4

Corporate Governance Matters 10

Corporate Governance Policies 10

Stockholder Engagement 11

Annual Director Elections and Majority-
Voting Policy 11

Director Independence 11

Independent Oversight and Executive
Sessions of Independent Directors 11

Board Leadership Structure 12

Board Committees 13

Director Attendance 15

Board's Role in Strategy 15

Board Oversight of Risk 16

Related Person Transactions Policy 16

CEO Succession Planning 17

Annual Board and Committee Evaluations . . . 17

Director Nomination Process 18

Stockholder Recommendation of Director
Candidates 18

Communicating with the Board 18

Director Compensation 20

Stock Ownership Guidelines for Non-
Executive Directors 22

Proposal No. 2: Ratification of Selection of
Independent Registered Public Accounting
Firm 23

Fees Paid to Independent Registered Public
Accounting Firm 23

Audit Committee Pre-Approval Policies and
Procedures 24

Report of the Audit Committee 25

Proposal No. 3: Advisory Vote to Approve
Executive Compensation 27

Executive Officers of News Corporation 28

Compensation Discussion and Analysis 29

Executive Summary 29

Executive Compensation Practices 33

Named Executive Officer Compensation 34

Comparative Market Data and Industry
Trends 40

Severance Arrangements 41

Stock Ownership Guidelines for Executive
Officers 41

Clawback Policies 41

Prohibition on Hedging and Pledging of
News Corporation Stock 41

Compensation Deductibility Policy 42

Report of the Compensation Committee 43

Compensation Committee Interlocks and
Insider Participation 43

Risks Related to Compensation Policies and
Practices 43

Executive Compensation 44

Summary Compensation Table 44

Grants of Plan-Based Awards Table 46

Outstanding Equity Awards Table 47

Option Exercises and Stock Vested Table 48

Pension Benefits Table 48

Nonqualified Deferred Compensation Table . . 49

Potential Payments upon Termination 49

Pay Ratio 57

Proposal No. 4: Amendment and
Restatement of 2013 Long-Term Incentive
Plan 58

Equity Compensation Plan Information 65

Security Ownership of News Corporation . . . 66

Information about the Annual Meeting 68

2019 Proxy Materials 68

Voting Instructions and Information 69

Attending the Annual Meeting 72

2020 Annual Meeting of Stockholders 73

Other Matters 73

Appendix A: News Corporation 2013 Long-
Term Incentive Plan A-1

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Fiscal 2020, fiscal 2019, fiscal 2018 and fiscal 2017 each will include or included 52 weeks. Unless otherwise noted, all references to the fiscal years ended June 30, 2020, June 30, 2019, June 30, 2018 and June 30, 2017 relate to the fiscal years ended June 28, 2020, June 30, 2019, July 1, 2018 and July 2, 2017, respectively. For convenience, the Company continues to date its financial statements as of June 30.

PROXY SUMMARY

We provide below highlights of certain information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider before you decide how to vote. You should read the entire proxy statement carefully before voting.

2019 Annual Meeting of Stockholders

Date and Time:	November 20, 2019 at 10:00 a.m. (Eastern Standard Time)
Place:	The Paley Center for Media 25 West 52nd Street New York, New York 10019
Record Date:	September 23, 2019
Voting:	■ Holders of Class B Common Stock are entitled to vote on the Internet at *www.proxyvote.com*; by telephone at 1-800-690-6903; by completing and returning their proxy card or voting instruction form; or in person at the Annual Meeting
	■ Holders of Class B CDIs are entitled to vote on the Internet at *www.investorvote.com.au*; or by completing and returning their voting instruction form

Voting Matters

	Page Number	Voting Standard	Board Vote Recommendation
Proposal No. 1: Election of 11 Directors	4	Majority of votes cast	FOR each Director nominee
Proposal No. 2: Ratification of Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for Fiscal 2020	23	Majority of votes cast	FOR
Proposal No. 3: Advisory Vote to Approve Executive Compensation	27	Majority of votes cast	FOR
Proposal No. 4: Amendment and Restatement of 2013 Long-Term Incentive Plan	58	Majority of votes cast	FOR

Corporate Governance Highlights

■ Annual Election of All Directors	■ All Audit Committee Members are "Audit Committee Financial Experts"
■ Majority Vote Standard and Director Resignation Policy in Uncontested Director Elections	■ Compensation Committee Oversees Chief Executive Officer ("CEO") Succession Planning Process
■ Independent Lead Director with Robust Responsibilities	■ Robust Anti-Corruption Compliance Program including Compliance Steering Committee overseen by the Audit Committee
■ Standing Board Committees Comprised Solely of Independent Directors	■ Active Stockholder Engagement Program with Unaffiliated Class A and Class B Stockholders
■ Executive Sessions of Independent Directors Held at Every Regular Board Meeting	■ Comprehensive *Standards of Business Conduct* and *Statement of Corporate Governance*
■ Annual Board and Committee Self-Evaluations	■ Commitment to Corporate and Board Diversity
■ Risk Oversight by the Board and Committees	

Board Nominees

Director	Age	Gender	Director Since	Independent	Other Reporting Company Directorships	Committee Memberships		
						Audit	Compensation	Nominating & Corporate Governance
K. Rupert Murdoch *Executive Chairman*	88	M	2013		1			
Lachlan K. Murdoch *Co-Chairman*	48	M	2013		1			
Robert J. Thomson *Chief Executive Officer*	58	M	2013		0			
Kelly Ayotte	51	F	2017	X	3			👤
José María Aznar	66	M	2013	X	0			⭐
Natalie Bancroft	39	F	2013	X	0		👤	👤
Peter L. Barnes *Lead Director*(a)	76	M	2013	X	0	⭐*	👤	
Joel I. Klein	72	M	2013	X	1			👤
James R. Murdoch	46	M	2013		1			
Ana Paula Pessoa	52	F	2013	X	0	👤*		
Masroor Siddiqui	47	M	2013	X	0	👤*	⭐	

👤 Chair

👤 Member

* Audit Committee Financial Expert

(a)   For more details on the Board's leadership structure, including the role and responsibilities of the independent Lead Director, see "Corporate Governance Matters—Board Leadership Structure" beginning on page 12.

Board Nominee Diversity

Gender

27% of our Director nominees are women

Citizenship

8 Director nominees are citizens of countries other than the United States

Age

39   Average age: 58.5 years   88

Our Director nominees range in age from 39 to 88 years

Qualifications and Experience



Financial | Strategic Planning | Media | Digital | Consumer Insights | Senior Leadership



Public Company CEO | Government/ Public Policy | Outside Board | International Perspective | Diversity

Fiscal 2019 Business Highlights

- The Company reported revenues of $10.07 billion, a 12% increase compared to $9.02 billion in the prior year, reflecting the consolidation of Foxtel for the full year and growth at the Digital Real Estate Services segment.

- Net income was $228 million compared to a net loss of $1.44 billion in the prior year.

- The Company reported Total Segment EBITDA* of $1.24 billion, as compared to $1.07 billion in the prior year.

- The Company reported net cash provided by operating activities of $928 million.

- The Digital Real Estate Services segment was strengthened through strategic investments, including the acquisitions of Opcity and Hometrack Australia.

- In June 2019, the Company announced the review of strategic options for News America Marketing, including a potential sale. There is no assurance regarding the timing of any action or transaction, nor that the strategic review will result in a transaction or other strategic change.

---

* Total Segment EBITDA is a non-GAAP financial measure. For information on Total Segment EBITDA, as defined by the Company, including reconciliation to the most comparable GAAP measure, please see pages 50-51 of the Company's Annual Report on Form 10-K for the year ended June 30, 2019 filed with the Securities and Exchange Commission (the "SEC") on August 13, 2019.

Executive Compensation Highlights

We Pay for Performance	We Seek to Mitigate Compensation-Related Risk
Majority of our named executive officers' ("NEOs'") fiscal 2019 target compensation was variable and performance-based: ➤ 80% for the Executive Chairman ➤ 79% for the CEO ➤ 70% for the Chief Financial Officer ("CFO") ➤ 67% for the General Counsel	Annual compensation risk assessment Clawback policy for NEOs covering both cash and equity incentive compensation Anti-hedging and anti-pledging policy applicable to all executive officers and Directors
100% of equity compensation and two-thirds of annual cash incentive compensation is tied to performance against pre-established, specific, measurable financial performance targets	Rigorous stock ownership guidelines for the CEO, CFO, General Counsel and Non-Executive Directors (as defined herein)
Balanced mix of diversified long- and short-term performance metrics to incentivize and reward the achievement of multi-dimensional aspects of our operational and long-term business strategy	No guaranteed bonuses
No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company	Performance on ethics and compliance objectives impacts payout of discretionary portion of annual cash incentive awards

For additional information, see the "Compensation Discussion and Analysis," which begins on page 29, and the "Summary Compensation Table" and other related tables and disclosure in "Executive Compensation," which begin on page 44.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board has nominated 11 Directors for election at this Annual Meeting to hold office until the next annual meeting or until their successors are duly elected and qualified. If, for any reason, any of the Director nominees become unavailable for election, the Directors may reduce the size of the Board or the proxy holders (as defined herein), to the extent permitted under SEC rules, will exercise discretion to vote for a substitute nominee proposed by the Board. The information with respect to principal occupation or employment, other affiliations and business experience was furnished to the Company by the respective Director nominees. The ages shown are as of October 7, 2019. Each of the Director nominees has indicated that he or she will be able to serve if elected and has agreed to do so. The Board is focused on Board succession planning. The Nominating and Corporate Governance Committee regularly reviews and evaluates Board composition, including its size and the qualifications, skills and characteristics represented in the current Board, and makes recommendations to the Board as appropriate.



K. Rupert Murdoch AC, age 88

Executive Chairman

Director since: June 2013

Other Current Reporting Company Directorships: Fox Corporation (2019-present)

K. Rupert Murdoch has served as the Company's Executive Chairman since 2012. Since January 2019, he has served as Chairman of Fox Corporation, a news, sports and entertainment company. He also serves as Executive Chairman of Fox News Network, LLC, a subsidiary of Fox Corporation that operates Fox News and Fox Business. Mr. K.R. Murdoch was Executive Chairman of the Company and Fox Corporation's former parent, Twenty-First Century Fox, Inc. ("21st Century Fox"), a diversified global media and entertainment company, from 2015 to March 2019, its Chief Executive Officer from 1979 to 2015 and its Chairman from 1991 to 2015, and served on the Board of Directors of 21st Century Fox from 1979 until March 2019. Mr. K.R. Murdoch is the father of Messrs. J.R. Murdoch and L.K. Murdoch.

Mr. K.R. Murdoch has been the driving force behind the evolution of the Company, Fox Corporation and, previously, 21st Century Fox from the single, family-owned Australian newspaper he took over in 1953 into among the most recognized and influential media companies in in the world. Mr. K.R. Murdoch brings to the Board invaluable knowledge and expertise regarding the Company's businesses and provides strong operational leadership and broad strategic vision for the Company's future.



Lachlan K. Murdoch, age 48

Co-Chairman

Director since: June 2013

Other Current Reporting Company Directorships: Fox Corporation (2019-present)

Lachlan K. Murdoch has served as Co-Chairman of the Company since 2014. He has been Executive Chairman of Fox Corporation since January 2019 and Chief Executive Officer since October 2018. Mr. L.K. Murdoch served as Executive Chairman of 21st Century Fox from 2015 to March 2019, its Co-Chairman from 2014 to 2015 and a Director since 1996. He has served as Executive Chairman of NOVA Entertainment, an Australian media company, since 2009 and Executive Chairman of Illyria Pty Ltd, a private company, since 2005. Mr. L.K. Murdoch was a Director of Ten Network Holdings Limited, an Australian media company, from 2010 to 2014 and as its Non-Executive Chairman from 2012 to 2014, after serving as its Acting Chief Executive Officer from 2011 to 2012. Mr. L.K. Murdoch held a variety of roles since joining 21st Century Fox in 1994, including serving as Deputy Chief Operating Officer from 2000 to 2005. Mr. L.K. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. J.R. Murdoch.

Mr. L.K. Murdoch brings a wealth of knowledge regarding the Company's operations and the media industry, as well as management and strategic skills, to the Board. With his extensive experience serving in several senior leadership positions within Fox Corporation and 21st Century Fox, and at various operating units within the Company, in particular as head of News Limited (now known as News Corp Australia) and the *New York Post*, Mr. L.K. Murdoch offers the Board strong leadership in developing global strategies and guiding the overall corporate agenda.



Robert J. Thomson, age 58

Chief Executive

Director since: June 2013

Robert J. Thomson has served as the Company's Chief Executive since January 2013. He served as Editor-in-Chief of Dow Jones and Managing Editor of *The Wall Street Journal* from 2008 to 2012. Mr. Thomson previously served as Publisher of Dow Jones from 2007 to 2008, after serving as Editor of *The Times* of London from 2002 to 2007. Prior to that role, he was Managing Editor of the U.S. edition of the *Financial Times*.

Through his position as the Company's Chief Executive, Mr. Thomson has an intimate knowledge of the Company's operations. Mr. Thomson has extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor. Under his management and leadership, *The Wall Street Journal* was consistently one of the most innovative and successful newspapers in the U.S. and also greatly expanded its global reach through the digital initiatives of WSJ.com. As Managing Editor of the U.S. edition of the *Financial Times*, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure. His keen understanding of the evolving U.S. and international markets in which the Company operates and his commitment to generating high quality content make him a valuable resource for the Board.



Kelly Ayotte, age 51

Director since: April 2017

Committees: Nominating and Corporate Governance

Other Current Reporting Company Directorships: The Blackstone Group Inc. (2019-present); Boston Properties, Inc. (2018-present); Caterpillar Inc. (2017-present)

Kelly Ayotte served as a United States Senator for the State of New Hampshire from 2011 to 2017. While in the Senate, she served on the Armed Services, Budget, Commerce, Homeland Security and Governmental Affairs, and Small Business and Entrepreneurship Committees. Prior to her election to the Senate, Ms. Ayotte served as Chief of the Homicide Prosecution Unit and Deputy Attorney General of New Hampshire before being named New Hampshire's first female Attorney General, in which role she served from 2004 until 2009. Ms. Ayotte serves on the Boards of Directors of The Blackstone Group Inc., Boston Properties, Inc., Caterpillar Inc., BAE Systems, Inc., a defense contractor, and Blink Health LLC, a technology platform for prescription drugs, and was a Director of Bloom Energy Corporation from 2017 to 2019. She also serves on several advisory boards, including for Microsoft Corporation and Chubb Insurance.

Ms. Ayotte brings to the Board strong leadership and strategic planning skills as well as in-depth knowledge in the areas of public policy, government and law. She offers valuable insights on private sector innovation from her service on the Senate Commerce Committee, including on its Subcommittee on Communications, Technology, Innovation and the Internet, as well as financial experience from her service on the Senate Budget Committee.



José María Aznar, age 66

Director since: June 2013

Committees: Nominating and Corporate Governance (Chair)

José María Aznar has served as the President of the Foundation for Social Studies and Analysis, a political research and educational organization focused on Spain, since 1989. Mr. Aznar served as the President of Spain from 1996 to 2004. He was the Executive President of the Partido Popular of Spain from 1990 to 2004 and its Honorific President from 2004 to 2016, and also served on the State Council of Spain from 2005 to 2006. He is the President of El Instituto Atlántico de Gobierno, an organization for higher education that he founded in 2014, having been a Distinguished Fellow at the Johns Hopkins University Paul H. Nitze School of Advanced International Studies, where he was also Chairman of the Atlantic Basin Initiative, from 2011 to 2015, and a Distinguished Scholar at the Edmund A. Walsh School of Georgetown University from 2004 to 2011. Mr. Aznar has been a Director of Afiniti, a developer of artificial intelligence systems, since 2016, President of the Honorary Board of the Bussola Institute since 2017, a special advisor to Latham & Watkins LLP since 2018 and a member of the International Advisory Board of Barrick Gold Corporation since 2011. Mr. Aznar served as a Director of 21st Century Fox from 2006 until June 2013.

Mr. Aznar, with his extensive experience, including serving as President of Spain, brings knowledge, expertise and an international perspective to the Board, providing valuable insight into political and governmental matters throughout the world. He has a unique and deep knowledge with respect to several countries in which the Company operates.



Natalie Bancroft, age 39

Director since: June 2013

Committees: Compensation; Nominating and Corporate Governance

Natalie Bancroft is a professionally trained opera singer, has studied journalism and is a graduate of L'Institut de Ribaupierre in Lausanne, Switzerland. Since 2016, Ms. Bancroft has served as Director of the Pacific Art Society, a non-profit performing arts company. Ms. Bancroft has a culturally diverse background, having lived across Europe, and speaks several languages fluently. Ms. Bancroft served as a Director of 21st Century Fox from 2007 until June 2013.

Ms. Bancroft brings public company board and committee experience to the Board gained from her service as a current Director and member of both the Company's Compensation and Nominating and Corporate Governance Committees, and as a former Director of 21st Century Fox and member of its Nominating and Corporate Governance Committee. Ms. Bancroft's public company board and committee service and international experience add valuable perspective to the deliberations of the Board.



Peter L. Barnes, age 76

Lead Director

Director since: June 2013

Committees: Audit (Chair); Compensation

Peter L. Barnes has been the independent Lead Director of the Company since June 2013. Mr. Barnes was a Director of Metcash Limited, a wholesale distribution and marketing company, from 2005 until 2015, having served as its Chairman since 2010 and as a Director of its predecessor from 1999 to 2005. Mr. Barnes was also formerly a Director of Ansell Limited from 2001 to 2012, having served as its Chairman from 2005 to 2012. Mr. Barnes served in various senior management positions in the United States, the United Kingdom and Asia at Philip Morris International Inc. from 1971 to 1998, including as President of Philip Morris Asia Inc. Mr. Barnes served as a Director of 21st Century Fox from 2004 until June 2013.

Mr. Barnes brings to the Board the leadership, operational and financial skills gained in his several roles at Philip Morris, as well as through his service as a Director at a number of private and public companies, including his service as Chairman of several of these companies.



Joel I. Klein, age 72

Director since: June 2013

Committees: Nominating & Corporate Governance

Other Current Reporting Company Directorships: Boston Properties, Inc. (2013-present)

Joel I. Klein has served as the Chief Policy and Strategy Officer of Oscar Insurance Corporation, a health insurance company with a focus on technology, since January 2016. Mr. Klein served as Chief Executive Officer of Amplify, a digital education business formerly owned by the Company, from 2011 until the Company's sale of Amplify in September 2015, and as an Executive Vice President, Office of the Chairman of the Company from June 2013 until December 2015. Mr. Klein previously served as a Director and Executive Vice President of 21st Century Fox from 2011 until June 2013. He was the Chancellor of the New York City public school system from 2002 through 2010. He was the U.S. Chairman and Chief Executive Officer of Bertelsmann, Inc. and Chief U.S. Liaison Officer to Bertelsmann AG from 2001 to 2002. Mr. Klein also served with the Clinton administration in a number of roles, including Deputy White House Counsel from 1993 to 1995. Mr. Klein also serves as Chairman of the Board of Boston Properties, Inc.

Mr. Klein contributes deep knowledge of the Company and its businesses gained through his roles at News Corporation and 21st Century Fox. Mr. Klein brings to the Board strong leadership skills gained from his decades of service in senior executive roles in the private and public sectors, as well as legal expertise.



James R. Murdoch, age 46

Director since: June 2013

Other Current Reporting Company Directorships: Tesla, Inc. (2017-present)

James R. Murdoch has been the Chief Executive Officer of Lupa Systems, a private investment company that he founded, since March 2019. He was the Chief Executive Officer of 21st Century Fox from 2015 to 2017, after serving as its Co-Chief Operating Officer from 2014 to 2015, Deputy Chief Operating Officer and Chairman and Chief Executive Officer, International from 2011 to 2014, and Chairman and Chief Executive, Europe and Asia from 2007 to 2011. From 2016 until October 2018, Mr. J.R. Murdoch served as Chairman of Sky plc, a pan-European digital television provider in which 21st Century Fox held an approximate 39% interest until October 2018. He also served there as a Director from 2003 to October 2018, Chairman from 2007 to 2012 and Chief Executive Officer from 2003 to 2007. Mr. J.R. Murdoch was the Chairman and Chief Executive Officer of STAR Group Limited, a subsidiary of 21st Century Fox, from 2000 to 2003. Mr. J.R. Murdoch held a variety of roles at 21st Century Fox between the time he joined in 1996 and 2000, primarily focused on digital businesses. Mr. J.R. Murdoch serves as a Director of Tesla, Inc. and was formerly a Director of 21st Century Fox from 2007 to 2019 and 2000 to 2003, GlaxoSmithKline plc from 2009 to 2012 and Sotheby's from 2010 to 2012. Mr. J.R. Murdoch is the son of Mr. K.R. Murdoch and the brother of Mr. L.K. Murdoch.

Mr. J.R. Murdoch brings to the Board deep expertise and critical insights from having served in a number of leadership positions within 21st Century Fox and at its affiliates over two decades, culminating in his appointment as Chief Executive Officer in 2015. His broad-based experience, extensive knowledge of international markets, unique understanding of emerging technologies and strategic perspective of the Company's business and operations enable him to be a valuable resource for the Board.



Ana Paula Pessoa, age 52

Director since: June 2013

Committees: Audit

Ana Paula Pessoa has been a Partner and Chair of Kunumi Inteligencia Artificial SA ("Kunumi"), an artificial intelligence company in Brazil, since 2017; she also served as Chief Strategy Officer from 2017 to March 2019. She previously served as the Chief Financial Officer of the 2016 Olympic and Paralympic Summer Games in Rio de Janeiro from 2015 to 2017 and as a Partner at Brunswick Group, an international corporate communications firm, from 2012 to 2015. She founded Avanti SC, a strategic planning consulting firm, in 2000, and until 2015 was a partner in Black-Key Participações SA, which invests in digital start-up companies in Brazil, and Neemu Internet, an e-commerce technology firm. Ms. Pessoa previously served in numerous roles during her 18-year career at the Globo Organizations ("Globo"), a media group in South America, most recently as the Chief Financial Officer from 2001 to 2011 and New Business Director from 2008 to 2011 of Infoglobo, the newspaper, Internet and information services business of Globo. She also served as a Director of Globo's subsidiaries including *Valor Econômico*, a financial newspaper in Brazil, and Zap Internet, an online classified ad service in Brazil, from 2001 to 2011 and as a Director of SPIX Macaw Internet SA, an online news distribution start-up company, from 2009 to 2011. Ms. Pessoa currently serves on the Boards of Directors of Vinci S.A., Credit Suisse Group AG, Aegea Saneamento e Participações and Suzano Papel e Celulose SA, in addition to several non-profit boards.

Ms. Pessoa brings to the Board strong strategic leadership, business development and financial skills, including from her roles with Kunumi, the Olympic Games and Brunswick Group, as well as digital expertise through leading and investing in technology companies. Ms. Pessoa also contributes in-depth knowledge of the media industry, having gained extensive experience during her tenure at Globo with its newspaper, Internet, cable and satellite television and telecom operations.



Masroor Siddiqui, age 47

Director since: June 2013

Committees: Audit; Compensation (Chair)

Masroor Siddiqui is the Chief Executive Officer of Naya Capital Management UK Limited, an investment firm he co-founded in May 2012. He was previously a Partner at the Children's Investment Fund Management (UK) LLP, a hedge fund, from 2009 to 2011 and a Managing Director at Canyon Partners, an investment firm, from 2006 to 2009. Mr. Siddiqui previously served as a Senior Vice President at Putnam Investments, where he was responsible for a broad range of investments.

Mr. Siddiqui has significant experience in investing with a focus on media investments. He offers the Board valuable insights on global markets and industries relevant to the Company's businesses.



FOR ✓ | **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.**

CORPORATE GOVERNANCE MATTERS

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders. Our Board regularly reviews and updates its compliance and training programs and corporate governance policies and practices in light of stockholder feedback, changes in applicable laws, regulations and stock exchange requirements and the evolving needs of the Company's business. Our corporate governance practices include:

Board Composition and Practices	■ Majority of independent Directors ■ Independent Lead Director with robust responsibilities ■ Executive sessions of independent Directors held at every regular Board meeting ■ Annual Board and committee self-evaluations
Board Committees	■ Standing Board Committees comprised solely of independent Directors ■ Committees authorized to retain independent advisors ■ All Audit Committee members are "audit committee financial experts" ■ Compensation Committee oversees CEO succession planning process
Stockholder Rights and Engagement	■ Annual election of all Directors ➤ Majority vote standard and Director resignation policy in uncontested Director elections ■ Annual stockholder advisory vote to approve executive compensation ■ Active stockholder engagement program with our unaffiliated Class A and Class B stockholders
Risk and Compliance Oversight	■ Board oversees management's identification and management of risk ➤ Involvement at both full Board and individual committee level ■ Audit Committee assists the Board in its oversight of the Anti-Corruption Compliance Program and the activities of the Company's Compliance Steering Committee
Equity and Compensation	■ Stock ownership guidelines for the CEO, CFO, General Counsel and Non-Executive Directors ■ Prohibitions on hedging and pledging Company stock by executive officers and Directors ■ Clawback policy for executive officers covering both cash and equity compensation

Corporate Governance Policies

The Board has adopted a *Statement of Corporate Governance* that sets forth the Company's corporate governance guidelines and practices. The *Statement of Corporate Governance* addresses, among other things, the composition and functions of the Board and its committees, Director independence, Board membership criteria, Director compensation and equity ownership requirements and management evaluation and succession.

The Board has also adopted the *Standards of Business Conduct*, which are applicable to all Directors, officers and employees of the Company. The *Standards of Business Conduct* confirm the Company's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics.

The *Statement of Corporate Governance*, the *Standards of Business Conduct* and each of the Board committee charters are available on the Company's website at **newscorp.com** under "About Us—Corporate Governance" and in print to any stockholder who requests them from the Corporate Secretary at our principal executive offices: News Corporation, 1211 Avenue of the Americas, New York, New York 10036. If the Company waives the *Standards of Business Conduct* or amends certain of its provisions with respect to any executive officer or Director, it will post the amendment or waiver at the same location on its website, as required by applicable rules.

Stockholder Engagement

The Board believes that continual and transparent communication with our stockholders is a key component of strong corporate governance. The independent Directors view stockholder outreach as an area of priority and in fiscal 2019 directed the continuation of the Company's engagement program, which includes a specific focus on corporate governance. Our fiscal 2019 outreach program included engagement with unaffiliated stockholders representing over 25% of the outstanding Class B Common Stock and over 45% of the outstanding Class A Common Stock. Our independent Directors directly participated in several of these engagements. The Board strongly values the feedback our stockholders have provided on a wide range of topics, including Board oversight of our business strategy, capital allocation, corporate governance, Board composition, management succession planning, executive compensation, sustainability and the Company's financial and operating performance. This input is shared with the Board and its relevant committees and informs the Company's strategy and policies as we seek to build long-term value for our stockholders.

Annual Director Elections and Majority-Voting Policy

All Directors are elected annually by our stockholders. In an uncontested election, each Director must be elected by a majority of the votes cast, meaning that the number of votes cast "FOR" a Director's election must exceed the number of votes cast "AGAINST" that Director's election. In a contested election, each Director will be elected by a plurality of votes cast. Under our *Statement of Corporate Governance*, an incumbent Director who does not receive a majority of votes cast in an uncontested election must submit his or her resignation to the Board within 10 days. Within 90 days of the date of the certification of the election results, the Board will determine, considering all factors it deems relevant (including those set forth in our *Statement of Corporate Governance*), whether to accept the resignation.

Director Independence

Our *Statement of Corporate Governance* requires that the Board be comprised of a majority of "independent directors" in accordance with the listing rules of The Nasdaq Stock Market ("Nasdaq"). The Board, upon the recommendation of the Nominating and Corporate Governance Committee, will review and determine the independence of each Director at least annually and at other times as appropriate. The Board considers all relevant facts and circumstances in making an independence determination as to each Director, including but not limited to any relationships and transactions between the Director (and his or her immediate family members and affiliated entities) and the Company and its affiliates.

As a result of its review in August 2018, the Board affirmatively determined that Mmes. Ayotte, Bancroft and Pessoa and Messrs. Aznar, Barnes and Siddiqui are independent under the standards adopted by the Company and set forth in Nasdaq listing rules. In addition, in February 2019, the Board determined that Mr. Klein is independent under such standards. In making such determination, the Board considered Mr. Klein's previous employment with the Company, which ended in December 2015.

Independent Oversight and Executive Sessions of Independent Directors

The Board believes its independent oversight function is further enhanced by our Audit, Compensation and Nominating and Corporate Governance Committees being comprised entirely of independent Directors. In addition, the independent Directors of the Board generally meet in executive session without management present at every regularly scheduled Board meeting and other times as appropriate. During fiscal 2019, the independent Directors met in executive session seven times.

Board Leadership Structure

- Executive Chairman: K. Rupert Murdoch
- Independent Lead Director: Peter L. Barnes
- Co-Chairman: Lachlan K. Murdoch
- Chief Executive: Robert J. Thomson

Mr. K.R. Murdoch serves as the Executive Chairman of the Board, while Mr. Thomson serves as the Chief Executive and a Director. Both Mr. K.R. Murdoch and Mr. Thomson are considered executive officers of the Company. Our *Statement of Corporate Governance* provides that the Board is responsible for establishing and maintaining the most effective leadership structure for the Company. To retain flexibility in carrying out this responsibility, the Board does not have a policy on whether the Chairman of the Board shall be an independent member of the Board. However, if the Chairman is not an independent Director, an independent Director shall be designated by a majority of the independent Directors of the Board to serve as Lead Director for a period of at least one year. Mr. Barnes, an

independent Director, currently serves as our Lead Director. The remaining Directors include Mr. L.K. Murdoch, our Co-Chairman, and seven other Directors (six of whom are independent). A majority of the Directors are independent.

The Board believes our current leadership structure is effective and serves the best interests of our stockholders at this time. The Board believes that this structure allows our Chief Executive to focus on his duties in managing the day-to-day operations of the Company, while benefiting from Mr. K.R. Murdoch's and Mr. L.K. Murdoch's invaluable knowledge and expertise regarding the Company's businesses. In addition, the Board believes that the role of the Lead Director is structured with sufficient authority to serve as a counter-balance to management.

Lead Director Duties and Responsibilities	
presiding over all meetings of the Board at which the Executive Chairman and Co-Chairman are not present, including executive sessions of the Non-Executive Directors and the independent Directors	calling meetings of the Non-Executive Directors and/or independent Directors, if desired
communicating to the Chairman feedback from executive sessions as appropriate	participating in the Compensation Committee's evaluation of the performance of the CEO
serving as liaison between the Chairman and the independent Directors	supervising the self-evaluations of the Directors in coordination with the Nominating and Corporate Governance Committee
meeting with the Audit Committee and/or the Compliance Steering Committee periodically	
approving Board meeting agendas and information sent to the Board	supervising the Board's determination of the independence of its Directors
approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	ensuring his or her availability for consultation and direct communications, if requested by major stockholders

Peter L. Barnes has served as Lead Director since June 2013. In recognition of his strong leadership and skills, the independent members of the Board re-elected Mr. Barnes as Lead Director in August 2019 for a term of one year. In fiscal 2019, Mr. Barnes performed duties beyond the required duties set forth above, which included:

- attending meetings of the Nominating and Corporate Governance Committee, of which Mr. Barnes is not a member;

- regularly consulting with other independent Directors between meetings;

- regularly meeting with senior management, including to report feedback from the independent Directors; and

- meeting with unaffiliated holders of both Class A Common Stock and Class B Common Stock, and reporting feedback from these stockholders to the full Board.

The Board reviews its leadership structure at least annually, taking into account the responsibilities of the leadership positions and the Directors qualified to hold such positions. In conducting this review, the Board considers, among other things: (i) our policies and practices that provide independent Board oversight, (ii) the effect a particular leadership structure may have on Company performance, (iii) the structure that serves the best interests of our stockholders, and (iv) any relevant legislative or regulatory developments.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a written charter approved by the Board. For more information see "—Corporate Governance Policies."

Audit Committee	Primary Responsibilities
Met 7 times in fiscal 2019 **Members** Peter Barnes (Chair) Ana Paula Pessoa Masroor Siddiqui	Assist the Board in its oversight of: - the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of its financial statements; - the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function; - the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters; - investigations into complaints concerning financial matters; - risks that may have a significant impact on the financial statements; - the Anti-Corruption Compliance Program and the activities of the Compliance Steering Committee; - the Company's policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial and cyber-related risk exposures and steps taken to monitor and control such exposures; and - the review, approval and ratification of related person transactions. **Financial Expertise and Independence** The Board has determined that all of the members of the Audit Committee are financially literate (in accordance with Nasdaq listing rules), "audit committee financial experts" (as defined under SEC rules) and independent (in accordance with SEC rules and Nasdaq listing rules for directors and audit committee members). **Report** The Report of the Audit Committee is set forth beginning on page 25 of this proxy statement.

Compensation Committee

Met 4 times in fiscal 2019

Members
Masroor Siddiqui (Chair)
Natalie Bancroft
Peter Barnes

Primary Responsibilities

- to review and approve goals and objectives relevant to the compensation of the CEO, to evaluate the performance of the CEO and to recommend to the Board the compensation of the CEO;
- to consider, authorize and oversee the incentive compensation plans in which the Company's executive officers participate and the Company's equity-based plans, including the granting of awards thereunder;
- to review and approve equity awards and other fixed and performance-based compensation, benefits and terms of employment of the executive officers and such other senior executives identified by the Compensation Committee;
- to review and approve employment and severance arrangements for executive officers, including employment, separation, change-in-control and similar agreements;
- to review and approve or ratify principal terms of other employment arrangements (excluding arrangements for talent) where the sum of the base salary, bonus target and long-term incentive target is equal to or greater than a specified threshold amount;
- to review and approve other separation obligations that exceed by more than a specified amount those provided for in an employment agreement required to be approved or ratified by the Compensation Committee;
- to review the recruitment, retention, compensation, termination and severance policies and other benefit plans for senior executives;
- to review and assist with the development of executive succession plans and to consult with the CEO regarding the selection of senior executives;
- to review annually the form and amount of compensation of Non-Executive Directors for service on the Board and its committees and to recommend changes in such compensation to the Board as appropriate;
- to review the Company's compensation policies and practices for its employees to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company; and
- to oversee engagement and communications with stockholders on executive compensation matters, and review and assess the results of stockholder votes on executive compensation matters, including the Company's most recent advisory vote on executive compensation.

Independence

The Board has determined that all of the members of the Compensation Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), "outside directors" (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code")), and independent (in accordance with SEC rules and Nasdaq listing rules for directors and compensation committee members).

Delegation

Pursuant to its charter, the Compensation Committee may delegate its authority to one or more subcommittees, members of the Board or officers of the Company, to the extent permitted by law, when it deems appropriate and in the best interests of the Company. The Compensation Committee has delegated to Messrs. K.R. Murdoch and Thomson the authority to make awards of stock-based compensation within certain prescribed limits to non-executive officers of the Company. Any awards made by Messrs. K.R. Murdoch or Thomson pursuant to this authority are reported to the Compensation Committee on an annual basis. Further discussion of the processes and procedures for the consideration and determination of the compensation paid to the NEOs during fiscal 2019, including discussion of the role of compensation consultants, is found in the section titled "Compensation Discussion and Analysis" below.

Report

The Report of the Compensation Committee is set forth on page 43 of this proxy statement.

Nominating and Corporate Governance Committee	**Primary Responsibilities**
Met 5 times in fiscal 2019 **Members** José María Aznar (Chair) Kelly Ayotte Natalie Bancroft Joel Klein (since February 2019)	■ to develop and recommend to the Board criteria for identifying and evaluating Director candidates and periodically review these criteria; ■ to review the qualifications of candidates for Director suggested by Board members, stockholders, management and others in accordance with criteria recommended by the Nominating and Corporate Governance Committee and approved by the Board; ■ to establish procedures for consideration of Board candidates recommended for the Nominating and Corporate Governance Committee's consideration by the Company's stockholders; ■ to consider the performance, contributions and independence of incumbent Directors in determining whether to nominate them for re-election; ■ to recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of stockholders; ■ to recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships; ■ to make recommendations to the Board as to determinations of Director independence; ■ to advise and make recommendations to the Board on corporate governance matters; ■ to develop and recommend to the Board, in coordination with the Lead Director, an annual self-evaluation process for the Board; and ■ to oversee a succession planning process for the Board and its committees. **Independence** The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent (in accordance with SEC rules and Nasdaq listing rules for directors).

Director Attendance

Our *Statement of Corporate Governance* provides that Directors are expected to attend meetings of the Board and meetings of the Board committees on which they serve. During fiscal 2019, the Board held seven meetings. Each of our current Directors other than Mr. J.R. Murdoch attended at least 75% of the aggregate number of meetings of the Board and the committees of the Board on which he or she served (held during the period that he or she served). For each meeting Mr. J.R. Murdoch was unable to attend,

he received and reviewed all materials provided to the Board, and engaged in discussions with other Directors and members of Company management.

Directors are also encouraged to attend and participate in the Company's annual meeting of stockholders. Ten of the then serving Directors attended the annual meeting of stockholders held by the Company in November 2018.

Board's Role in Strategy

Our Board sets the strategic vision for the Company. As part of this process, the Board reviews the Company's long-term strategic plan at least annually

and monitors implementation of the strategic plan throughout the year. The Board generally discusses strategy at every regular meeting.

Board Oversight of Risk

Risk management is primarily the responsibility of management; however, the Board oversees management's identification and management of risks to the Company. The Board does not view risk in isolation; it considers risks in making significant business decisions and as part of the Company's overall business strategy. The Board uses various means to fulfill this oversight responsibility. The Board, and its committees, as appropriate, regularly receive and discuss periodic updates from the CEO, CFO, General Counsel and other members of senior management regarding significant risks to the Company, including in connection with the annual review of the Company's business plan and its review of budgets, strategy and major transactions. These discussions include operational, strategic, legal, regulatory, financial, reputational and cybersecurity risks and the plans to address these risks.

Each of the Board's standing committees assists the Board in overseeing the management of the Company's risks within the areas delegated to that committee, and reports to the full Board as appropriate. In particular:

- The Audit Committee assists the Board in its oversight of risks that have a significant impact on the Company's financial statements; is responsible for reviewing the Company's policies and practices with respect to risk assessment and management, including discussing with management the Company's major financial and cyber-related risk exposures and the steps that have been taken to monitor and control such exposures; and oversees the activities of the Company's Compliance Steering Company, including management of the Company's compliance programs. In addition, the Audit Committee has primary responsibility for overseeing risks related to cybersecurity.

- The Compensation Committee monitors risks associated with the design and administration of the Company's compensation programs, including an annual review and assessment of the Company's compensation programs and practices. For more information, please see "Risks Related to Compensation Policies and Practices."

- The Nominating and Corporate Governance Committee oversees risks related to the Company's corporate governance, including ensuring the Board's continued ability to provide independent oversight of management.

Each standing committee has full access to management, as well as the ability to engage advisors.

Related Person Transactions Policy

Procedures for Approval of Related Person Transactions

The Audit Committee has established written procedures for the review of related person transactions. Pursuant to these procedures, the Audit Committee reviews and approves, ratifies or disapproves, as appropriate, transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the aggregate amount involved exceeds $120,000 and a Director, Director emeritus, Director nominee, executive officer, 5% holder of the Company's voting stock or an immediate family member of any of the foregoing has a direct or indirect material interest.

When determining whether to approve or ratify a related person transaction, the Audit Committee shall consider all relevant facts and circumstances, including, but not limited to: whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the business reasons for the transaction; whether the transaction would impair the independence of an independent Director; and whether the transaction would present an improper conflict of interest for any Director or executive officer of the Company, taking into account the nature of the transaction and the Director or executive officer's interest in the transaction. The Audit Committee shall not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. No Director will participate in any discussion or approval of a related person transaction for which he or she (or an immediate family member) is a related person, except that such Director will provide all material information concerning the transaction to the Audit Committee.

During fiscal 2019, all of the transactions described in this section that were subject to the Audit Committee's procedures were reviewed and approved or ratified by the Audit Committee or the Board.

Certain Relationships

News Corp Australia, a division of the Company, and Foxtel, a subsidiary of the Company in which the Company owns a 65% interest, and/or their subsidiaries purchase advertising on an arms-length, ordinary course basis from NOVA Entertainment ("NOVA"), of which Mr. L.K. Murdoch, Co-Chairman of the Company, serves as Executive Chairman and in which he holds an indirect 100% interest. In fiscal 2019, the aggregate value of such transactions was approximately $820,000, representing less than 5% of recipient's revenues. In addition, NOVA purchases advertising on an arms-length, ordinary course basis from News Corp Australia. In fiscal 2019, the aggregate value of such transactions was approximately $1.2 million, representing less than 5% of recipient's revenues. Pursuant to existing arrangements, News Corp Australia is expected to purchase approximately $80,000 in advertising from NOVA in fiscal 2020.

During fiscal 2019, News Corp Australia, Foxtel and NOVA were holders of equity interests of 40%, 20% and 20%, respectively, in ScaleUp Media Fund ("ScaleUp"), a company that provides advertising to start-up companies in exchange for equity interests in such companies. The shareholders' deed

governing ScaleUp provided that for each of calendar 2018 and 2019, News Corp Australia was to contribute up to $2,000,000 AUD and each of the other shareholders was to contribute up to $1,000,000 AUD in advertising space to ScaleUp. The selection of prospective recipient start-up companies and campaigns was determined by the board of directors of ScaleUp, which comprised one director designated by each shareholder. Each shareholder could decline participation in any particular campaign. In July 2019, ScaleUp MediaFund 2.0 ("ScaleUp 2.0") was formed on similar terms, with News Corp Australia holding an equity interest of approximately 33% and Foxtel, REA Group (in which the Company owns a 61.6% interest) and NOVA each holding an equity interest of approximately 17%. For each of fiscal 2020, 2021 and 2022, News Corp Australia is to contribute up to $2,000,000 AUD and each of the other shareholders is to contribute up to $1,000,000 AUD in advertising space to ScaleUp 2.0.

In fiscal 2019, HarperCollins made payments of approximately $220,000 for book royalty advances on an arms-length, ordinary course basis to Union Literary, a literary agency in which Trena Keating, the spouse of David B. Pitofsky, the Company's General Counsel, is a partner. Ms. Keating received approximately $30,000 of such amount. Pursuant to existing arrangements, Union Literary is expected to receive future payments from HarperCollins of approximately $110,000, of which amount Ms. Keating is expected to receive less than $20,000.

CEO Succession Planning

Our *Statement of Corporate Governance* provides that the Board will review CEO succession at least annually. The Compensation Committee, in consultation with the CEO, reviews and assists with the development of executive succession plans. The

CEO provides the Compensation Committee with an assessment of members of senior management and their succession potential. The Compensation Committee reports the results of these assessments to the Board.

Annual Board and Committee Evaluations

The Lead Director and the Nominating and Corporate Governance Committee are responsible for overseeing an annual self-evaluation process for the Board that includes an assessment, among other things, of the Board's maintenance and implementation of the Company's standards of conduct and corporate governance policies. The review seeks to identify specific areas, if any, in need of improvement or strengthening and culminates in a discussion by the full Board of the results and any

actions to be taken. Each standing committee of the Board evaluates its performance on an annual basis and reports to the Board on such evaluation.

This year's self-evaluation process included a written questionnaire completed by each Director. In certain years, the process also includes individual interviews with the independent Directors. The evaluation covered a number of topics, including Board composition and structure, Board and committee responsibilities and effectiveness, Director engagement and performance (including individual Director performance), Board priorities and Board meetings and resources. The results were discussed by the full Board, with management, and in an

executive session of the independent Directors. In addition, each standing committee conducted its own self-evaluation and reported on the same to the full Board.

Director Nomination Process

The Nominating and Corporate Governance Committee develops criteria for filling vacant Board positions, taking into consideration such factors as it deems appropriate, including the candidate's:

- education and background;

- leadership and ability to exercise sound judgment;

- general business experience and familiarity with the Company's businesses; and

- unique expertise or perspective that will be of value to the Company.

Candidates should not have any interests that would materially impair their ability to exercise independent judgment or otherwise discharge the fiduciary duties of our Directors. All candidates must possess personal integrity and ethical character, and value and appreciate these qualities in others. It is expected that each Director will devote the necessary time to fulfill the duties of a Director. In this regard, the Nominating and Corporate Governance Committee will consider the number and nature of each Director's other commitments, including other directorships.

Although the Board does not have a formal policy with respect to diversity in identifying Director nominees, the Nominating and Corporate Governance Committee seeks to promote through the nomination process an appropriate diversity on the Board of professional background, experience, expertise, perspective, age, gender, ethnicity and geographic location/country of citizenship, and assesses the effectiveness of these factors in the Director selection and nomination process. The Board also evaluates its diversity as part of its annual self-evaluation process. The current composition of the Board reflects those efforts and the importance of diversity to the Board. The Company maintains a *Corporate Diversity Statement*, which describes our diversity and inclusion objectives and efforts. The *Corporate Diversity Statement* is available on the Company's website at **newscorp.com** under "About Us—Corporate Governance—Corporate Diversity Statement."

After completing its evaluation of a potential Director nominee, the Nominating and Corporate Governance Committee will make a recommendation to the full Board, which makes the final determination whether to nominate or appoint the Director nominee.

Stockholder Recommendation of Director Candidates

Stockholders may recommend Director candidates for consideration by the Nominating and Corporate Governance Committee by submitting their names and appropriate background and biographical information in writing to the attention of the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Director candidates recommended by stockholders should meet the Director qualifications set forth under the heading "Board Membership Criteria" in the *Statement of Corporate Governance*. Director

candidates recommended by stockholders who meet these Director qualifications will be considered by the Chair of the Nominating and Corporate Governance Committee, who will present the information on the candidate to the entire Nominating and Corporate Governance Committee. All Director candidates recommended by stockholders will be considered by the Nominating and Corporate Governance Committee in the same manner as any other candidate.

Communicating with the Board

Stockholders and other persons interested in communicating with any Director, any committee of the Board or the Board as a whole may do so by submitting such communication in writing and sending it by mail to the attention of the appropriate

party or to the attention of our Lead Director at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 or by email to **LeadDirector@newscorp.com.**

Pursuant to the process established by the Nominating and Corporate Governance Committee for handling all communications received by the Company and addressed to the Board, the Corporate Secretary reviews and forwards such communications as appropriate. Certain items that are unrelated to the duties and responsibilities of the Board (such as business solicitation or advertisements; product-related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; and spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications) will not be forwarded. Concerns relating to accounting, internal controls, auditing matters or securities laws matters are immediately brought to the attention of the corporate audit department and handled in accordance with the procedures established by the Audit Committee with respect to such matters.

DIRECTOR COMPENSATION

Directors' fees are not paid to Directors who are executives or employees of the Company (collectively, the "Executive Directors") because the responsibilities of Board membership are considered in determining compensation paid as part of the Executive Directors' normal employment conditions.

The basic fees payable to the Directors who are not executives of the Company (collectively, the "Non-Executive Directors") are reviewed and recommended by the Compensation Committee and set by the Board. The Compensation Committee annually reviews the form and amount of Non-Executive Director compensation, including against that of the Company's peers and general industry. In such review, the Compensation Committee considers the appropriateness of the form and amount of Non-Executive Director compensation and makes recommendations to the Board concerning Non-Executive Director compensation with a view toward attracting and retaining qualified Directors. The Company believes that compensation for Non-Executive Directors should be competitive and fairly reflect the work and skills required to serve on the Board of Directors of a company of News Corporation's size and complexity. The Company also believes that Non-Executive Director compensation should include equity-based compensation in order to further align Directors' interests with the long-term interests of stockholders. As part of its review of compensation for fiscal 2019, the Compensation Committee reviewed and considered data provided to the Committee by its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at the companies in the Company's peer group used by the Compensation Committee for the assessment of executive compensation. As a result of this review, the Compensation Committee determined the compensation set forth below is reasonable and appropriate. During its most recent review, the Compensation Committee determined to make no changes to Non-Executive Director compensation for fiscal 2020.

During fiscal 2019, the Non-Executive Directors were Mmes. Ayotte, Bancroft and Pessoa and Messrs. L.K. Murdoch, Aznar, Barnes, Klein, J.R. Murdoch and Siddiqui. The annual retainers paid to Non-Executive Directors for service on the Board and its committees in fiscal 2019 are set forth in the table below.

Annual Board and Committee Retainers for the Fiscal Year Ended June 30, 2019

Board Cash Retainer	$100,000
Board Deferred Stock Unit ("DSU") Retainer	$165,000
Lead Director Retainer	$ 35,000
Audit Committee Chair Retainer	$ 25,000
Compensation Committee Chair Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Retainer	$ 12,500
Audit Committee Member Retainer	$ 8,000
Compensation Committee Member Retainer	$ 6,000
Nominating and Corporate Governance Committee Member Retainer	$ 6,000

DSUs are awarded to Non-Executive Directors on a quarterly basis on July 1, October 1, January 1 and April 1 of each year (or, if not a trading day, the first trading day following such date) (each, a "DSU Grant Date"). The number of DSUs awarded each DSU Grant Date is based on the closing price of the Company's Class A Common Stock on such DSU Grant Date. DSUs will vest upon the earlier of (i) the July 1, October 1, January 1 or April 1 closest to the fifth anniversary of the DSU Grant Date (or, if not a trading day, the first trading day following such date) and (ii) the date of the Non-Executive Director's end of service (or, if not a trading day, the first trading day following such date) (each, a "DSU Vest Date"), at which time DSUs will be payable in cash based on the closing price of the Company's Class A Common Stock on such DSU Vest Date. To further align the Non-Executive Directors' compensation with total return to stockholders, the Non-Executive Directors receive dividend equivalents on unvested DSUs, which are represented by additional DSUs payable when the underlying award vests.



In addition, all Non-Executive Directors are reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees. We may invite the spouse or family members of each Non-Executive Director to attend events associated with Board meetings or other Company-related events. To the extent costs for these activities and for any other personal benefits for a Non-Executive Director exceed $10,000 for the year, they are included in the amounts in the table below.

The table below shows the total compensation paid during fiscal 2019 by the Company to each of the Directors who served during fiscal 2019 and who are not NEOs.

Director Compensation for the Fiscal Year Ended June 30, 2019

Name	Fees Earned or Paid in Cash	Stock Awards[a]	Option Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Lachlan K. Murdoch	$100,000	$170,406	—	—	$129,062[b]	$399,468
Kelly Ayotte	$106,000	$168,638	—	—	—	$274,638
José María Aznar	$ 118,500	$170,406	—	—	—	$288,906
Natalie Bancroft	$ 112,000	$170,406	—	—	—	$282,406
Peter L. Barnes	$174,000	$170,406	—	—	—	$344,406
Joel I. Klein	$102,300[c]	$170,406	—	—	$ 18,089[d]	$290,795
James R. Murdoch	$100,000	$170,406	—	—	—	$270,406
Ana Paula Pessoa	$108,000	$170,406	—	—	—	$278,406
Masroor Siddiqui	$129,000	$170,406	—	—	—	$299,406

(a) DSU Grant Dates occur July 1, October 1, January 1 and April 1 of each year (or, if not a trading day, the first trading day following such date). As the Company maintains a 52-53-week fiscal year ending on the Sunday nearest to June 30, each fiscal year may include three, four or five DSU Grant Dates. Fiscal 2019 was a 52-week period, which resulted in our Non-Executive Directors receiving four quarterly DSU grants during the fiscal year on July 2, 2018, October 1, 2018, January 2, 2019 and April 1, 2019. The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards granted during fiscal 2019, including dividend equivalents granted on all outstanding unvested stock awards, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For additional information on how we account for equity-based compensation, see Note 13 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2019 filed with the SEC on August 13, 2019. The aggregate number of equity awards outstanding as of fiscal year end for each Non-Executive Director appears in the table below.

(b) Represents certain security expenses provided to Mr. L.K. Murdoch, Co-Chairman of the Company. These services are incremental to security arrangements provided at News Corporation business facilities. The Compensation Committee has approved these expenses as reasonable, necessary and for the Company's benefit.

(c) Includes compensation for partial-year service as a member of the Nominating and Corporate Governance Committee.

(d) Represents Director's guest travel costs in connection with Board meetings outside the United States.

Stock Ownership Guidelines for Non-Executive Directors

Pursuant to the *Statement of Corporate Governance*, Non-Executive Directors are required to own equity securities of the Company (including DSUs, stock appreciation rights ("SARs") and restricted stock units ("RSUs")) equal in value to at least five times the amount of the Non-Executive Director's annual cash retainer for service on the Board. Each Non-Executive Director will have five years from his or her first election to the Board to comply with these guidelines. All incumbent Non-Executive Directors currently comply with or are on track to comply with the stock ownership guidelines.

The following table sets forth information with respect to the aggregate outstanding equity awards at the end of fiscal 2019 of each of the Directors who served during fiscal 2019 and who are not NEOs, which comprise unvested cash-settled DSUs.

| | Stock Awards |
| | Number of Shares or Units of Stock That Have Not Vested |
Name	
Lachlan K. Murdoch	53,492
Kelly Ayotte	25,902
José María Aznar	53,492
Natalie Bancroft	53,492
Peter L. Barnes	53,492
Joel I. Klein	40,544
James R. Murdoch	53,492
Ana Paula Pessoa	53,492
Masroor Siddiqui	53,492

PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending June 30, 2020. E&Y has audited the books and records of the Company since its formation. In order to provide for continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, the Audit Committee is directly involved in the periodic selection of E&Y's lead engagement partner.

The Audit Committee believes that the continued retention of E&Y is in the best interests of the Company and its stockholders, and is submitting the appointment of E&Y to the stockholders for ratification as a matter of good corporate governance. If this appointment is not ratified by our stockholders, the Audit Committee will reconsider its decision. A representative of E&Y is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement and will be available to respond to appropriate questions.

FOR ✓	THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2020.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. Accordingly, the Audit Committee has appointed E&Y to perform audit and other permissible non-audit services for the Company and its subsidiaries. The Company has formal procedures in place for the pre-approval by the Audit Committee

of all services provided by E&Y. These pre-approval procedures are described below under "—Audit Committee Pre-Approval Policies and Procedures."

The description of the fees for the services rendered to the Company and its subsidiaries by E&Y for the fiscal years ended June 30, 2019 and June 30, 2018 is set forth below.

	Fiscal 2019	Fiscal 2018
Audit Fees[a]	$18,064,000	$17,793,000
Audit-Related Fees[b]	475,000	700,000
Tax Fees[c]	3,208,000	3,262,000
All Other Fees[d]	383,000	61,000
Total Fees	$22,130,000	$21,816,000

(a) Audit fees include fees rendered in connection with the annual audit of the Company's consolidated financial statements as of and for the fiscal years ended June 30, 2019 and June 30, 2018; the audit of internal control over financial reporting as of June 30, 2019 and June 30, 2018 (as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act")); statutory audits required internationally; and reviews of the Company's unaudited consolidated interim financial statements included in the Company's statutory and regulatory filings.

(b) Audit-related fees relate principally to employee benefit plan audits, due diligence related to mergers and acquisitions, audits of entities to be sold, accounting consultations, agreed-upon procedure reports, reports on internal controls over certain distribution services provided to third parties and other services related to the performance of the audit or review of the Company's consolidated financial statements.

(c) Tax fees include fees for tax compliance and tax consultations for domestic and international operating units, including due diligence related to mergers and acquisitions.

(d) All other fees relate principally to expatriate services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee. The Audit Committee's policy provides for pre-approval of audit, audit-related, tax and certain other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as certain other services, must be separately approved. The policy also provides that the Audit Committee can delegate pre-approval authority to any member of the Audit Committee provided that the decision to pre-approve is communicated to the full Audit Committee at its next meeting. The Audit Committee has delegated this responsibility to the Chair of the Audit Committee. Management has also implemented internal procedures to ensure compliance with this policy. As required by the Sarbanes-Oxley Act, all audit and non-audit services provided in the fiscal years ended June 30, 2019 and June 30, 2018 have been pre-approved by the Audit Committee in accordance with these policies and procedures. The Audit Committee also reviewed the non-audit services provided by E&Y during the fiscal years ended June 30, 2019 and June 30, 2018, and determined that the provision of such non-audit services was compatible with maintaining the auditor's independence.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933, as amended, or the Exchange Act or incorporated by reference in any document so filed.

In accordance with its written charter, the Audit Committee, which consists entirely of independent Directors under the heightened independence standards applicable to audit committee members, assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of financial statements, (ii) the qualifications, independence and performance of the Company's independent registered public accounting firm (E&Y) and the performance of the Company's corporate auditors and corporate audit function, (iii) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters, (v) risks that have a significant impact on the Company's financial statements, (vi) oversight of the Company's ongoing Anti-Corruption Compliance Program and activities of the Company's Compliance Steering Committee and (vii) the review, approval and ratification of transactions with related persons. The Audit Committee is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. The Audit Committee provides an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the Board. Management has the primary responsibility for the preparation of the Company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent registered public accounting firm has the responsibility for the audit of those financial statements and internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In discharging its oversight responsibility as to the audit process, the Audit Committee (i) obtained from the independent registered public accounting firm a formal written statement describing all relationships between the independent registered public accounting firm, the Company and individuals in financial reporting oversight roles at the Company that might bear on the independent registered public accounting firm's independence and affirming its independence consistent with applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding the independent accountant's communications with the Audit Committee concerning independence, (ii) discussed with the independent registered public accounting firm, which documented the discussion, any relationships that may impact the firm's objectivity and independence and (iii) considered whether the non-audit services provided to the Company by the independent registered public accounting firm are compatible with maintaining such firm's independence. The Audit Committee reviewed with both the independent registered public accounting firm and the corporate auditors their identification of audit risks, audit plans and audit scope. The Audit Committee discussed with management, the independent registered public accounting firm and the corporate auditors the corporate audit function's organization, responsibilities, budget and staffing.

The Audit Committee also discussed and reviewed with the independent registered public accounting firm all matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee met with each of the independent registered public accounting firm and the corporate auditors, both with management present and in private sessions without management present, to discuss and review the results of the independent registered public accounting firm's audit of the financial statements, including the independent registered public accounting firm's evaluation of the accounting principles, practices and judgments applied by management, the results of the corporate audit activities and the quality and adequacy of the Company's internal controls.

The Audit Committee discussed the interim financial information contained in each of the quarterly earnings announcements with Company management and the independent registered public accounting firm. The Audit Committee also reviewed the audited financial statements of the Company as of and for the fiscal year ended June 30, 2019 with management and the independent registered public accounting firm.

At its meetings every quarter, the Audit Committee met with members of management, the independent registered public accounting firm and the corporate auditors to review the fiscal 2019 certifications provided by the CEO and the CFO under the Sarbanes-Oxley Act, the rules and regulations of the SEC and the overall certification process. At these meetings, management reviewed with the Audit Committee each of the Sarbanes-Oxley Act certification requirements including whether there were any (i) significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting.

The Audit Committee received reports from the Company's General Counsel and Chief Compliance Officer and the corporate auditors regarding the Company's policies, processes and procedures relating to compliance with News Corporation's Global Anti-Bribery and Anti-Corruption Policy and the activities of the Company's Compliance Steering Committee.

Based on the above-mentioned review and discussions with management, the independent registered public accounting firm and the corporate auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2019, for filing with the SEC. The Audit Committee also appointed E&Y as the Company's independent registered public accounting firm for fiscal 2020, and the Board concurred in such appointment.

THE AUDIT COMMITTEE:

Peter L. Barnes (Chair)
Ana Paula Pessoa
Masroor Siddiqui

PROPOSAL NO. 3
ADVISORY VOTE TO APPROVE
EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act require that the Company provide our stockholders with the opportunity to approve, on an advisory, nonbinding basis, the compensation of our named executive officers, or NEOs, as disclosed in this proxy statement in accordance with the rules of the SEC.

As described in detail in the "Compensation Discussion and Analysis," the Compensation Committee seeks to closely align the interests of our NEOs with the interests of the Company's stockholders. The Company's executive compensation program is designed to drive Company performance, ensure our compensation practices support growth for stockholders, and attract, retain and motivate the top executive talent necessary for the Company's success. The compensation framework designed by the Company emphasizes a pay-for-performance model, a focus on long-term growth and diversified performance metrics. The Compensation Committee believes that our compensation framework effectively aligns pay with individual and Company performance as further described beginning on page 30 under the heading "Aligning Compensation with Company Performance." In addition, as described on page 30 under the heading "Total Direct Compensation," the compensation framework places a significant majority of the Executive Chairman's, CEO's, CFO's and General Counsel's total direct compensation "at risk" and dependent upon performance, with a significant portion of total direct compensation tied to the Company's long-term results and future stock price performance. The Company has also implemented a number of executive compensation practices, as described on page 32, which the

Compensation Committee considers to be effective at driving performance and supporting long-term growth for our stockholders.

The Board recommends that stockholders indicate their support for the Company's compensation of its NEOs. The vote on this resolution, commonly known as a "say-on-pay" resolution, is not intended to address any specific element of compensation but rather the overall NEO compensation program as described in this proxy statement. Although this vote is advisory and not binding on the Company or the Board, the Compensation Committee, which is responsible for developing and administering the Company's executive compensation philosophy and program, will consider the results as part of its ongoing review of the Company's executive compensation program.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the "Compensation Discussion and Analysis," the "Summary Compensation Table" and the other related tables and disclosure."

The Board of Directors has adopted a policy providing for annual "say-on-pay" advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will occur in 2020.

FOR ✓   **THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

EXECUTIVE OFFICERS OF NEWS CORPORATION

The executive officers of the Company as of October 7, 2019 are set forth in the table below. Unless otherwise specified, each holds the office indicated until his or her successor is chosen and qualified at the regular meeting of the Board to be held following the Annual Meeting, or at another meeting of the Board as appropriate.

Name	Age	Position with the Company
K. Rupert Murdoch[a]	88	Executive Chairman
Robert J. Thomson	58	Chief Executive Officer
Susan Panuccio	47	Chief Financial Officer
David B. Pitofsky	54	General Counsel

(a) Mr. K.R. Murdoch is the father of Mr. L.K. Murdoch, the Company's Co-Chairman and a Director, and Mr. J.R. Murdoch, a Director. None of the other executive officers of the Company is related to any other executive officer or Director of the Company by blood, marriage or adoption.

Information concerning Messrs. K.R. Murdoch and Thomson can be found under "Proposal No. 1: Election of Directors."

Susan Panuccio—Ms. Panuccio has served as the Company's Chief Financial Officer since March 2017. Ms. Panuccio previously served as Chief Financial Officer of News Corp Australia, a division of the Company, since 2013. From 2008 to 2012, she served as Chief Financial Officer of News UK, a division of the Company. Prior to assuming that role, she served in a variety of roles within News UK, including Director of Strategic Program Management and Director of Corporate Planning, since joining the Company in 2002. Prior to joining the Company, Ms. Panuccio worked in finance roles at corProcure, AngloGold Ashanti and Ansett Australia. She began her career at KPMG. Ms. Panuccio is a chartered accountant.

David B. Pitofsky—Mr. Pitofsky has served as the Company's Executive Vice President and General Counsel since February 2015. He also serves as the Chief Compliance Officer of the Company. Mr. Pitofsky served as a Deputy General Counsel for the Company from April 2013 until February 2015 and as the Company's Deputy Chief Compliance Officer from June 2013 until February 2015. Mr. Pitofsky was previously a partner at Goodwin Procter LLP, a law firm, from 2005 to March 2013. From 1996 to 2005, Mr. Pitofsky was an Assistant U.S. Attorney in the Eastern District of New York, rising to the level of Deputy Chief of the Criminal Division.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the Company's compensation philosophy and summarizes the material components of our executive compensation program. Our named executive officers, or NEOs, for fiscal 2019 are:

Name	Title
K. Rupert Murdoch	Executive Chairman
Robert J. Thomson	Chief Executive Officer
Susan Panuccio	Chief Financial Officer
David B. Pitofsky	General Counsel

The NEOs listed above represent all of the Company's executive officers, as defined by SEC rules, during fiscal 2019.

Executive Summary

Compensation Philosophy

The Compensation Committee has established an executive compensation program that seeks to support the creation of long-term growth and value for our stockholders through three key objectives:

Drive Company Performance	• Emphasizes variable, performance-based compensation
	• Includes balance of short- and long-term compensation elements to motivate and reward superior performance without encouraging unnecessary and excessive risk-taking
Align Pay with Performance	• Based on a mix of performance metrics to hold executives accountable for Company and individual performance
	• Does not guarantee incentive compensation; payouts are determined based on achievement of rigorous performance targets
Attract, Retain and Motivate Leadership Talent	• Designed to be competitive to attract and retain the highest quality talent
	• Considers compensation practices and trends in relevant industries

Stockholder Feedback Informs the Executive Compensation Program

The Compensation Committee highly values stockholder input and is responsible for overseeing regular engagement and communications with our stockholders regarding our executive compensation program. The Compensation Committee carefully considers and incorporates feedback from stockholders into the Committee's decision-making.

The independent Directors view stockholder engagement as an area of priority and in fiscal 2019 directed the continuation of the Company's corporate governance engagement program, which includes discussion of executive compensation. Our fiscal 2019 outreach program included engagement with unaffiliated stockholders representing over 25% of

the outstanding Class B Common Stock and over 45% of the outstanding Class A Common Stock. Our independent Directors directly participated in several of these engagements. For more detail on the Company's active stockholder outreach program, please refer to "Corporate Governance Matters—Stockholder Engagement." Stockholders are invited to express their views to the Compensation Committee through the procedures described under "Corporate Governance Matters—Communicating with the Board."

The annual "say-on-pay" advisory vote on the compensation of our NEOs also provides stockholders with an opportunity to communicate their views on our executive compensation program. At our 2018 annual meeting of stockholders, stockholders demonstrated their support of our executive compensation program with approximately 88.9% of the votes cast in favor of our advisory proposal to approve the compensation of our NEOs. Upon consideration of the high percentage of votes cast in support of our say-on-pay proposal, along with additional feedback from engagement with stockholders and other considerations, the Compensation Committee determined to maintain the general structure of our executive compensation program for fiscal 2019.

Total Direct Compensation

The following table presents the total direct compensation ("TDC") awarded to Messrs. K.R. Murdoch, Thomson and Pitofsky and Ms. Panuccio for fiscal 2019. TDC differs from the amounts reported in the "Summary Compensation Table" as required by the SEC, and reflects the amounts the Compensation Committee considers most relevant in assessing and determining executive compensation opportunity for the fiscal year. TDC comprises the NEO's annual base salary, target performance-based annual cash incentive and target performance-based long-term equity incentive, which is awarded as performance stock units ("PSUs").

Named Executive Officer	Base Salary	Target Annual Cash Incentive	Target Long-Term Equity Incentive	Total Direct Compensation
K. Rupert Murdoch	$1,000,000	$2,000,000	$2,000,000	$ 5,000,000
Robert J. Thomson	$3,000,000	$5,000,000	$6,000,000	$14,000,000
Susan Panuccio	$1,300,000	$1,500,000	$1,500,000	$ 4,300,000
David B. Pitofsky	$1,100,000	$1,000,000	$1,250,000	$ 3,350,000



● BASE SALARY   ● ANNUAL CASH INCENTIVE   ● LONG-TERM EQUITY INCENTIVE   ● ALIGNED WITH STOCKHOLDERS ("AT RISK")

Aligning Compensation with Company Performance

The Compensation Committee is responsible for overseeing the Company's executive compensation framework, which is designed to support Company performance, advance the execution of Company strategy and reward sustained value creation and responsible risk-taking.

Fiscal 2019 performance highlights include:

- The Company reported total revenues of $10.07 billion, a 12% increase compared to $9.02 billion in the prior year, reflecting the impact from the consolidation of Foxtel's results following the combination of Foxtel and FOX SPORTS Australia into a new company in the fourth quarter of fiscal 2018 and growth in the Digital Real Estate Services segment. The growth was partially offset by a $311 million negative impact from foreign currency fluctuations, lower print advertising and News America Marketing revenues at the News and Information Services segment, and $72 million of lower revenues as a result of the adoption of the new revenue recognition standard.

- Net income was $228 million as compared to a net loss of $1.44 billion in the prior year. The improvement was primarily driven by the absence of the non-cash impairment charges and write-downs of $1.2 billion recognized in fiscal 2018, higher Other, net and Total Segment EBITDA and lower tax expense. The improvement was partially offset by higher depreciation and amortization expense and higher interest expense.

- Total Segment EBITDA* was $1.24 billion, a 16% increase compared to $1.07 billion in the prior year, driven by the consolidation of Foxtel's results and higher contribution from the News and Information Services and Book Publishing segments.

- The Company reported net cash provided by operating activities of $928 million.

- *The Wall Street Journal* subscribers reached a record of 2.6 million with digital-only subscribers accounting for approximately 69% of the total subscriber base.

- Book Publishing reported record Segment EBITDA, helped by successful frontlist titles, strong backlist and continued expansion of downloadable audiobook sales.

- The Digital Real Estate Services segment was strengthened through strategic investments, including the acquisitions of Opcity, a market-leading real estate technology platform that matches qualified home buyers and sellers with real estate professionals in real time, and Hometrack Australia, a provider of property data services to the financial sector.

- Foxtel's total paid subscribers grew 12% compared to the prior year to over 3.1 million, driven by growth of over 90% in over-the-top subscribers since January 2019 to more than 776,000.

- In June 2019, the Company announced that it is reviewing strategic options for News America Marketing, including a potential sale. There is no assurance regarding the timing of any action or transaction, nor that the strategic review will result in a transaction or other strategic change.

At the beginning of fiscal 2019, the Compensation Committee approved a financial target for the fiscal 2019 annual cash incentives, setting the midpoint of the target range for adjusted** Total Segment EBITDA at $1.273 billion based on the Company's strategic plan. The Company achieved adjusted Total Segment EBITDA of $1.285 billion, resulting in a 100% payout of the quantitative portion of the award. The Compensation Committee also evaluated each NEO's achievements and contributions during fiscal 2019 to determine payouts of the qualitative portions of the fiscal 2019 annual cash incentives. For more information, please see "—Named Executive Officer Compensation—Fiscal 2019 Annual Cash Incentives."

For the fiscal 2017-2019 PSUs, the Compensation Committee approved performance targets at the beginning of the performance period, setting the midpoints of the target ranges for cumulative adjusted** earnings per share ("EPS") and cumulative adjusted** free cash flow* ("FCF") at $1.66 and $1.949 billion, respectively, and the target for total shareholder return ("TSR") relative to the S&P 500 at the 50th percentile. The Company achieved $1.48, $1.725 billion, and the 31.3rd percentile, respectively, during the performance period, resulting in a 90.4% overall payout for the fiscal 2017-2019 PSUs. For more information, please see "—Named Executive Officer Compensation—Payout of Fiscal 2017-2019 PSUs."

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* Total Segment EBITDA and free cash flow are non-GAAP financial measures. For information on these metrics, as defined by the Company, including reconciliations to the most comparable GAAP measures, please see pages 50-51 and 64-65, respectively, of the Company's Annual Report on Form 10-K for the year ended June 30, 2019 filed with the SEC on August 13, 2019.

** Consistent with the framework set in advance for the annual cash incentive program and the fiscal 2017-2019 PSUs, the Compensation Committee approved adjustments to performance metric achievements for purposes of determining payouts. These adjustments can result in either increases or decreases to achieved results and are intended to ensure that award payments reflect the underlying performance of the Company's business and are not artificially inflated or deflated due to unusual events. The framework provides for adjustments for acquisitions and dispositions of property and/or businesses, litigation expenses, changes in accounting provisions, restructuring and impairment charges, currency fluctuations, other non-recurring or unusual items, and the tax impact or minority interest of the foregoing. The Compensation Committee reviews and approves all adjustments to ensure they are consistent with the Compensation Committee's philosophy on executive pay.

COMPENSATION DISCUSSION AND ANALYSIS

NEO Compensation Program Practices

The Company's executive compensation practices are designed to drive performance and support alignment with stockholders' long-term interests:

What We Do
• **Majority of compensation is "at risk"** — variable performance-based compensation, payable only to the extent performance targets are met, comprises vast majority of NEO compensation
• **Pay-for-performance philosophy** — executive compensation is directly tied to Company and individual performance, with the majority of pay earned through the achievement of challenging goals aligned with Company strategy
• **Multiple performance metrics** — balanced mix of diversified performance metrics measured over short- and long-term time horizons to incentivize and reward the achievement of multiple dimensions of our operational and long-term business strategy
• **Payouts of NEO incentive compensation subject to achievement of rigorous performance targets** — to ensure payouts are tied to Company outcomes
• **Capped payouts** of annual cash incentives and long-term equity incentives
• Performance on **ethics and compliance objectives** directly impacts NEO annual cash incentive payouts
• **Clawback policies** provide for recoupment, under certain circumstances, of performance-based cash and equity compensation
• **Stock ownership guidelines** apply to the CEO, CFO, General Counsel and Non-Executive Directors
• **Annual compensation risk assessment** to ensure that compensation program does not encourage excessive risk-taking
• **Independent compensation consultant** provides no other services to the Company
• **Regular stockholder feedback** through annual say-on-pay vote and robust ongoing engagement program

What We Do Not Do
• No guaranteed bonuses
• No targeting of specific percentiles versus peers in setting compensation levels
• No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
• NEO employment agreements do not contain enhanced severance in the event of a change in control
• No excise tax gross-ups or tax gross-ups on NEO perquisites
• No hedging or pledging of Company stock held directly or received as equity compensation by Directors or NEOs
• No re-pricing of stock options or SARs without stockholder approval
• No payment of dividend equivalents unless and until underlying performance-based awards are earned
• No excessive NEO perquisites
• No pension credit for years not worked; value of equity-based compensation not included in pension calculations

Executive Compensation Practices

How Executive Compensation Decisions Are Made

The Compensation Committee reviews each NEO's compensation terms at the beginning of the fiscal year, taking into account relevant factors including the nature and scope of the NEO's role and responsibilities, leadership and management experience, individual contributions, Company performance, achievement of strategic objectives, market compensation levels and industry and geographic considerations (as further described below under "—Comparative Market Data and Industry Trends"), retention considerations, the terms of the NEO's employment agreement, tenure, prior compensation and internal pay parity. The Compensation Committee also considers feedback from stockholders gathered through regular engagement and the results of the annual say-on-pay vote.

NEOs do not participate in the Compensation Committee's deliberations or decisions regarding their own compensation. Management, together with the Compensation Committee's independent compensation consultant, assist the Compensation Committee in determining NEO compensation by providing data, analyses and recommendations. In addition, the Executive Chairman and CEO present individual pay recommendations to the Compensation Committee for the other NEOs. These recommendations are based on their assessments of individual contributions, achievement of performance objectives and other factors. Following such review, the Compensation Committee approves the compensation terms for all NEOs other than the CEO, whose compensation terms are approved by the Board after considering the recommendation of the Compensation Committee.

Role of the Independent Compensation Consultant

During fiscal 2019, the Compensation Committee continued to retain Frederic W. Cook & Co., Inc. ("FW Cook") as an independent compensation consultant. FW Cook serves as an objective third-party advisor to the Compensation Committee on compensation matters, assessing the reasonableness of compensation levels in comparison with those of similarly situated companies and evaluating the effectiveness of the executive compensation program in supporting the Company's strategic objectives. FW Cook reports directly to the Compensation Committee, which may replace the consultant or hire additional consultants at any time. In fiscal 2019, FW Cook supported the Compensation Committee by (i) attending Compensation Committee meetings, (ii) providing advice on the Company's executive and Non-Executive Director compensation programs, equity plan designs and compensation governance policies, (iii) preparing and presenting analyses on compensation levels, including competitive assessments of the Company's practices and policies and (iv) assisting the Company in preparing compensation-related materials and disclosure as requested by the Compensation Committee. FW Cook provided no other services to and received no other fees or compensation from the Company.

In June 2019, the Compensation Committee considered FW Cook's independence and the existence of potential conflicts of interest with FW Cook, including by considering the factors prescribed by Nasdaq listing rules and SEC rules. Based on such evaluation, the Compensation Committee determined that no conflict of interest exists.

Named Executive Officer Compensation

Overview of Our Executive Compensation Program

The table below describes the objectives supported by each of our primary compensation elements, along with an overview of the key design features of each element.

Compensation Element	Key Features	How it Supports Our Compensation Philosophy
Base Salary	• Provides a level of fixed pay appropriate to each executive's role and responsibilities • Reviewed annually by the Compensation Committee to ensure it remains appropriate	• Comprises a small portion of TDC, consistent with the Company's pay-for-performance philosophy • Competitive salary is necessary to attract and retain executive talent
Annual Cash Incentive	• Two-thirds based on achievement of adjusted Total Segment EBITDA • One-third based on achievement of individual objectives	• Directly ties a significant portion of compensation to the achievement of financial and strategic goals • Rewards and promotes accountability for individual performance, including on ethics and compliance objectives

Long-Term Equity Incentive	• Awarded as PSUs (no time-vested awards for NEOs)
	• Three-year performance period
	• Payout range of 0-200% of target
	• Based on achievement on a balanced mix of metrics:
	  – 40% on cumulative adjusted EPS
	  – 40% on cumulative adjusted FCF
	  – 20% on the Company's relative TSR percentile
		• Rewards long-term value creation based on achievement of various specified performance targets
		• Aligns executives' interests with the long-term interests of our stockholders
		• Helps retain executives over a longer horizon

Base Salary

The Compensation Committee, in conjunction with its independent compensation consultant, annually reviews the NEOs' base salaries and makes appropriate adjustments subject to the terms of individual employment agreements. As previously disclosed, the Board, on the recommendation of the Compensation Committee, approved a fiscal 2019 base salary of $3,000,000 for Mr. Thomson, whose base salary had to that point been unchanged since 2013. The Compensation Committee approved fiscal 2019 base salaries of $1,300,000 for Ms. Panuccio and $1,100,000 for Mr. Pitofsky. In making the recommendations and determinations to increase each such NEO's base salary, the Compensation Committee considered factors including compensation data and pay practices of the Peer Group (as defined below), current market trends and practices, contributions and achievements of the individual NEOs and compensation history. Mr. K.R. Murdoch's base salary of $1,000,000 has remained unchanged since fiscal 2013.

Performance-Based Incentive Compensation

Consistent with the Company's pay-for-performance philosophy, and to promote alignment with stockholders' interests, the majority of each NEO's compensation is paid via two performance-based incentive components: the annual cash incentive and the long-term equity incentive, awarded in the form of PSUs. The Compensation Committee selects the performance metrics and sets the performance targets for both incentive components at the start of each performance period. Performance targets are designed to be challenging, yet reasonably achievable, in order to incentivize superior performance while maintaining focus on the Company's long-term growth.

Fiscal 2019 Annual Cash Incentives

In August 2018, the Compensation Committee approved a framework for the NEOs' annual cash incentives for fiscal 2019 that included a mix of quantitative and qualitative factors designed to support the achievement of critical operating goals of the Company's businesses, while also recognizing and rewarding the NEOs' individual contributions.

Annual cash incentive awards are based two-thirds on the achievement of adjusted Total Segment EBITDA, and one-third on a qualitative assessment of individual performance. Adjusted Total Segment EBITDA was selected as the financial performance metric because it is a key measure of Company profitability for which the NEOs have direct responsibility. The Compensation Committee also considers, based on a recommendation from the Audit Committee, management's performance on ethics and compliance objectives, and determines whether, based on such performance, any reduction to the qualitative portion of the payout of the annual cash incentive is warranted.

In August 2018, the Compensation Committee approved the following target and maximum amounts for the fiscal 2019 annual cash incentives:

Named Executive Officer	Fiscal 2019 Annual Cash Incentive	
	Target	Maximum
K. Rupert Murdoch	$2,000,000	$ 4,000,000
Robert J. Thomson	$5,000,000	$10,000,000
Susan Panuccio	$1,500,000	$ 3,000,000
David B. Pitofsky	$1,000,000	$ 2,000,000

For fiscal 2019, the Compensation Committee set a target range for adjusted Total Segment EBITDA of $1.209 billion to $1.337 billion, based on the Company's annual plan. Such range was set higher than adjusted Total Segment EBITDA achieved in fiscal 2018. Consistent with its past practice, the Committee approved a target range, rather than a specific amount, to better maintain alignment of actual payouts with underlying performance. Performance within the target range results in a payout of 100% for the quantitative portion of the annual cash incentive; this payout is interpolated on a linear basis for performance that falls between a threshold level and the target range or between the target range and a maximum level. The Company's actual performance versus the performance curve established by the Compensation Committee for fiscal 2019 is set forth below:



Adjusted Total Segment EBITDA

The Compensation Committee also considered each individual NEO's significant and numerous contributions and strong leadership in the development and implementation of Company strategy. In assessing the NEOs' performance and determining the appropriate award amounts, the Compensation Committee acknowledged the following specific achievements:

Named Executive Officer	Fiscal 2019 Achievements and Contributions
K. Rupert Murdoch Executive Chairman	• Strengthened the Company's position as a global leader in news and information, publishing, digital real estate platforms and services, and premium video content in Australia • Continued to grow audiences with record subscribers at Company mastheads across three continents, and expanded into promising new platforms including a partnership with Apple News+; enhanced Company's content services and capabilities • Led the global industry campaign on content rights and revenue • Provided intellectual leadership for all our media properties • Inspired executives and employees with his personal and professional commitment
Robert J. Thomson Chief Executive Officer	• Demonstrated exceptional leadership, delivered strong revenue growth and achieved over 100% of a challenging EBITDA target • Mastheads across three continents broke paid subscriber records on the strength of industry-leading digital subscriber growth, including 19% growth at *The Times* and *The Sunday Times* in London, over 1.8 million digital-only subscribers at *The Wall Street Journal* and over 515,000 subscribers at News Corp Australia • News & Information Services delivered record 32% revenue from digital sources – up from 29% last year, accelerating the Company's successful ongoing digital transformation • Maintained rigorous and disciplined focus on costs, and led initiatives to identify cost savings to aggressively reinvest in the Company's digital transformation and future growth • Oversaw delivery of record results and gained market share in Book Publishing on the strength of strong performance of current titles, backlist catalogue and notable growth in the digital audio market • In Digital Real Estate Services segment, expanded audiences and added new revenue streams with the acquisition and integration of Opcity, while successfully pursuing promising adjacencies such as REA Group's expansion into mortgage banking • Continued to integrate Foxtel following last year's combination of Foxtel and FOX SPORTS Australia; strengthened its balance sheet to provide opportunities for investment and growth; enhanced its core business by investing in next-generation set-top boxes and sports rights; launched a new over-the-top service, Kayo, to expand into new audience segments and to monetize sports rights investments • Led the way globally in raising concerns about the dominant tech platforms, which are now facing unprecedented regulatory and societal scrutiny around the world; became the most influential industry voice in highlighting and protecting the value of premier journalism from the deleterious effects of aggregators and social media, and arguing for the preservation and monetization of trusted news in the face of digital piracy and algorithmic abuse

Named Executive Officer	Fiscal 2019 Achievements and Contributions
Susan Panuccio Chief Financial Officer	• Provided strategic and operational leadership for the Company's divisions throughout the budget and long-term planning process • Maintained rigorous focus on costs across the Company to identify opportunities for savings and reinvestment • Supported the divisions' efforts to deliver budgeted revenue and to achieve targeted financial results by diverse businesses in the Company's portfolio in spite of global foreign exchange and industry headwinds • Maintained a healthy balance sheet to provide financial flexibility and the ability to invest for future growth • Oversaw efforts to strengthen internal controls and ensure Sarbanes-Oxley Act compliance across the Company's businesses • Oversaw a comprehensive review of the Company's strategy for the Board of Directors, and identified opportunities to grow EBITDA and reallocate investments into growth areas
David B. Pitofsky General Counsel	• Managed global legal strategy relating to anti-competitive behavior by dominant digital platforms, including engagement with regulators in multiple jurisdictions worldwide and testimony before United States Congress • Managed global litigation docket including civil lawsuits arising out of U.K. newspaper matters and antitrust litigation brought by competitors against News America Marketing • Oversaw legal and compliance effort around acquisitions and divestitures, including post-acquisition integration • Managed enhancements to compliance protocols, procedures and training, with particular emphasis on competition law and sanctions • Oversaw global data privacy compliance program

To calculate payouts of the NEOs' fiscal 2019 annual cash incentives, the Compensation Committee determined that the Company's adjusted Total Segment EBITDA was approximately $1.285 billion and, as a result, 100% of the quantitative portion of the annual cash incentives was achieved. In light of this achievement and the individual accomplishments described above, the Compensation Committee approved fiscal 2019 annual cash incentive payouts for Mr. K.R. Murdoch, Ms. Panuccio and Mr. Pitofsky, and the Compensation Committee recommended and the Board approved the payout for Mr. Thomson, as set forth below:

Named Executive Officer	Fiscal 2019 Target Annual Cash Incentive	Quantitative Performance 2/3 of Target	Multiple	Subtotal A	Qualitative Performance 1/3 of Target	Multiple	Subtotal B	Overall Multiple	Fiscal 2019 Total Annual Cash Incentive
K. Rupert Murdoch	$2,000,000	$1,333,333	100%	$1,333,333	$ 666,667	130%	$ 866,667	110%	$2,200,000
Robert J. Thomson	$5,000,000	$3,333,333	100%	$3,333,333	$1,666,667	130%	$2,166,667	110%	$5,500,000
Susan Panuccio	$1,500,000	$1,000,000	100%	$1,000,000	$ 500,000	130%	$ 650,000	110%	$1,650,000
David B. Pitofsky	$1,000,000	$ 666,667	100%	$ 666,667	$ 333,333	130%	$ 433,333	110%	$1,100,000

Grant of Fiscal 2019-2021 PSUs

Consistent with its past practice, in August 2018, the Compensation Committee approved annual grants to the NEOs of performance-based long-term equity incentive awards in the form of PSUs.

Payouts of the fiscal 2019-2021 PSUs will be determined based on the achievement of performance targets established by the Compensation Committee at the beginning of the three-year performance period reflecting the Company's long-range plan. The performance

metrics and their respective weightings for the fiscal 2019-2021 PSUs are as follows:

■ 40% based on cumulative adjusted EPS;

■ 40% based on cumulative adjusted FCF; and

■ 20% based on the Company's three-year TSR percentile relative to the S&P 1500 Media Index (with a target of 50th percentile and performance curve consistent with prior years).*

---

* Beginning with the fiscal 2018-2020 PSUs, the Compensation Committee determined to use the S&P 1500 Media Index, instead of the S&P 500, as a benchmark for the Company's relative TSR metric. The S&P 1500 Media Index includes newspaper companies as well as publishing and media companies and the Committee believes it better represents our portfolio of businesses and provides a more meaningful comparison to the Company.

At the time of grant, the Compensation Committee determined the target value of the fiscal 2019-2021 PSU award for each NEO, which was then converted to a target number of shares based on the volume-weighted average price of the Company's Class A Common Stock for the last 20 trading days in fiscal 2018.

After the end of the performance period, the Compensation Committee will evaluate the Company's actual performance against the targets set by the Compensation Committee at the start of the period and determine payouts for the NEOs using the following formula:

PSU TARGET SHARES	X	**PAYOUT MULTIPLIER** 0 - 200% based on Company performance against the three weighted performance metrics	=	**FINAL PSU AWARD**

Final PSU awards will cliff vest on the August 15th or the closest business day after the August 15th following the completion of the three-fiscal-year performance period (the "Vest Date"), subject generally to continued service through such date.

PSUs awarded to Ms. Panuccio and Mr. Pitofsky are settled net of taxes in shares of Class A Common Stock. PSUs awarded to Messrs. K.R. Murdoch and Thomson are settled net of taxes in cash rather than stock pursuant to the Company's policy of settling Directors' equity awards in cash to address certain requirements of the Australian Securities Exchange (the "ASX"). Awards granted to Ms. Panuccio prior to her promotion to the role of CFO while she was serving in her previous role as Chief Financial Officer of News Corp Australia (including her fiscal 2017-2019 PSU award) are settled net of taxes in cash rather than stock pursuant to the Company's policy of settling equity awards to employees in certain countries in cash to address certain requirements of local laws.

Accordingly, the NEOs' PSU payouts are fully at risk for financial performance for the three-year performance period and for stock price performance until the Vest Date.

The Compensation Committee approved the following target values and corresponding target shares for the NEOs' fiscal 2019-2021 PSU awards:

Named Executive Officer	Fiscal 2019-2021 PSU Award	
	Target Value	Target Shares
K. Rupert Murdoch	$2,000,000	126,842
Robert J. Thomson	$6,000,000	380,527
Susan Panuccio	$1,500,000	95,131
David B. Pitofsky	$1,250,000	79,276

The NEOs also receive dividend equivalents on earned PSUs, in order to further align our executive compensation with total return to stockholders. Such dividend equivalents are represented by additional PSUs, are subject to the same performance conditions as the underlying PSUs and are payable when, and only to the extent that, the underlying PSUs vest.

Payout of Fiscal 2017-2019 PSUs

In August 2016, the Compensation Committee approved the grant of the fiscal 2017-2019 PSUs. The payout of the fiscal 2017-2019 PSUs was based on the achievement of performance targets established by the Compensation Committee at the beginning of the three-year performance period that ended on June 30, 2019. The performance metrics and their respective weightings were as follows:

- 40% based on cumulative adjusted EPS;

- 40% based on cumulative adjusted FCF; and

- 20% based on the Company's three-year TSR percentile relative to the S&P 500.



For the cumulative adjusted EPS and cumulative adjusted FCF metrics, performance within the target range results in a payout of 100% for that metric; the payout is interpolated on a linear basis for performance that falls between a threshold level and the target range or between the target range and a maximum level. The Company's actual performance versus the performance curve established by the Compensation Committee for each metric over the three-year performance period is set forth below:

Cumulative Adjusted Earnings Per Share

200%
150%
100%
50%
0%
Payout
Max
150%
Achieved
$1.48
Target
90-110%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Cumulative Adjusted Free Cash Flow

200%
150%
100%
50%
0%
Payout
Max
150%
Achieved
$1.725B
Target
90-110%
Threshold
50%
0%
50%
100%
150%
200%
Target Achievement

Relative Total Shareholder Return Percentile

200%
150%
100%
50%
0%
Payout
Max
75th
Achieved
31.3rd
Target
50th
Threshold
25th
0th
25th
50th
75th
100th
Percentile Rank

Based on such performance, the Compensation Committee determined the final payout multiplier on the fiscal 2017-2019 PSUs of 90.4%, as set forth below:

Metric	Metric Weighting	Target (Range)	Achieved	Payout Multiplier
Cumulative adjusted EPS	40%	\$1.49 - \$1.83	\$1.48	39.4%
Cumulative adjusted FCF	40%	\$1.754 - \$2.144 billion	\$1.725 billion	38.5%
Relative TSR percentile	20%	50th	31.3rd	12.5%
				90.4%

The payout multiplier was then applied to each NEO's target shares, resulting in vesting on August 15, 2019 as indicated below:

	Fiscal 2017-2019 PSU Award Payout		
Named Executive Officer	Target Shares(a)	Payout Multiplier	Final PSU Award
K. Rupert Murdoch	182,797	90.4%	165,248
Robert J. Thomson	456,998	90.4%	413,126
Susan Panuccio(b)	39,045	90.4%	35,296
David B. Pitofsky	73,116	90.4%	66,096

(a) Includes dividend equivalents, which vested at the same time and were subject to the same payout multiplier as the underlying award.

(b) Ms. Panuccio's fiscal 2017-2019 PSUs were granted prior to her promotion to the role of CFO.

Retirement Benefits

The Company provides retirement benefits through a 401(k) plan as well as the News Corp Restoration Plan (the "Restoration Plan"), an unfunded nonqualified defined contribution plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the CEO, CFO and General Counsel. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Tax Code. For additional information on the Restoration Plan, please see the "Nonqualified Deferred Compensation Table" and its accompanying footnotes and "Description of Restoration Plan" in the section titled "Executive Compensation" below. Mr. K.R. Murdoch does not participate in the Company's retirement plans.

Mr. Thomson and Ms. Panuccio are also entitled to pension benefits accrued prior to the separation of the Company's businesses from its former parent, 21st Century Fox, on June 28, 2013 (the "Separation") under certain U.S.-qualified, U.K.-registered (qualified) and/or U.K. unfunded nonqualified defined benefit plans in connection with services rendered to 21st Century Fox. The liabilities for such benefits have been assumed by the Company, and following the Separation, there were no further accruals under these arrangements. For additional information on these arrangements, please see the "Pension Benefits

Table" and its accompanying footnotes, and "Description of Pension Benefits" in the section titled "Executive Compensation" below. In addition, Ms. Panuccio has an Australia-based benefit related to prior service outside the U.S.

Perquisites

The NEOs are provided with limited perquisites that the Compensation Committee believes are reasonable and consistent with the Company's overall compensation philosophy. Perquisites constitute a small percentage of each NEO's total compensation package. The perquisites received by each NEO in fiscal 2019 are reported as required in the "Summary Compensation Table" and its accompanying footnotes in the section titled "Executive Compensation" below.

Comparative Market Data and Industry Trends

The Compensation Committee considers compensation data and practices of a group of peer companies (the "Peer Group"), as well as current market trends and practices generally, in designing competitive and appropriate compensation packages for the NEOs. The Compensation Committee believes that a competitive executive compensation program is essential to attract and retain talented executives with the requisite skills and experience to successfully manage the Company's businesses. The Compensation Committee considers both individual elements of compensation and total compensation of companies in its Peer Group. Given the Company's diverse business portfolio, which is comprised of operating companies across multiple industries and markets, the Compensation Committee believes that strict "benchmarking" against the Peer Group does not provide a broad enough view for establishing executive compensation and it does not set compensation targets for the NEOs at a specific percentile of the Peer Group.

The Compensation Committee, with advice from its independent compensation consultant, annually reviews the Peer Group and approves updates to its composition as necessary to better reflect the Company's competitive landscape and account for any corporate changes and reorganizations among the Peer Group.

The Company's Peer Group is designed to include:

- Companies with significant content production operations, including online/digital, print and television;

- Companies of comparable size with respect to revenue (the fiscal 2019 Peer Group had one-fourth to two times the Company's revenue at the time of its selection in April 2018);

- Competitors for key executive level talent;

- Companies with a significant portion of revenue generated outside the United States; and

- Companies within the same General Industry Classification Standards (GICS) code as the Company.

In reviewing the Peer Group, the Compensation Committee also considers the companies identified as the Company's peers by proxy advisory firms.

Fiscal 2019 Peer Group	
• CBS Corporation	• Netflix, Inc.
• Daily Mail and General Trust plc	• Omnicom Group Inc.
• Discovery, Inc.	• Scripps Network Interactive, Inc.
• DISH Network Corporation	• Sirius XM Holdings Inc.
• IAC/InterActiveCorp	• TEGNA Inc.
• The Interpublic Group of Companies, Inc.	• Viacom Inc.
• Liberty Global plc	

In April 2019, the Compensation Committee reviewed the fiscal 2019 Peer Group with its independent compensation consultant and concluded that it remained appropriate for fiscal 2020, except that Scripps Network Interactive, Inc. was removed as a result of its recent acquisition.

Severance Arrangements

Messrs. Thomson and Pitofsky and Ms. Panuccio are each party to a negotiated employment agreement that provides for certain payments and benefits upon his or her separation from the Company. Mr. Thomson's employment agreement was most recently amended in May 2019, as further described in the section titled "Executive Compensation—Potential Payments upon Termination." Mr. K.R. Murdoch is party to a letter agreement that contains termination provisions relating to annual and long-term incentive awards. Such employment agreements and provisions relating to severance arrangements are more fully described under "Executive Compensation—Potential Payments upon Termination." None of the NEOs' employment

agreements provides benefits that are triggered in whole or in part solely by a change in control of the Company (*i.e.*, the agreements do not provide automatic single trigger benefits).

The Company believes that providing appropriate severance benefits helps attract and retain highly qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with the Company and by providing income continuity following an unexpected termination. These arrangements also allow the Company to protect its interests through confidentiality, non-competition and other restrictive covenants in the event of an executive's termination.

Stock Ownership Guidelines for Executive Officers

The Compensation Committee has adopted stock ownership guidelines for the CEO, CFO and General Counsel, which require each such executive officer to maintain a substantial stake in the Company to help promote a long-term focus and further align the interests of executives with those of other Company stockholders. The CEO's stock ownership guideline is five times base salary, the CFO's stock ownership guideline is two times base salary and the General

Counsel's stock ownership guideline is one times base salary. Directly held shares and unvested equity awards (whether cash- or stock-settled) count toward the stock ownership guidelines. Each executive officer has five years following appointment to a position that is subject to a stock ownership guideline to comply with such requirement. The CEO, CFO and General Counsel are currently in compliance with their respective requirements.

Clawback Policies

The Board has adopted policies requiring the recoupment of performance-based cash and equity compensation paid to the NEOs and certain other executives in the event of certain financial restatements and of other bonus compensation to all

executives in certain cases of misconduct, to the extent permitted by governing law and any employment arrangements entered into prior to the adoption of the policies.

Prohibition on Hedging and Pledging of News Corporation Stock

The Company prohibits all Directors and employees, including the NEOs, from engaging in short sales of the Company's securities and investing in Company-based derivative securities, including options, warrants, SARs or similar rights whose value is derived from the value of the Company's common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, straddles and similar instruments designed to offset the risks of ownership of

the Company's common stock. However, holding and exercising employee stock options, RSUs or other equity-based awards granted under the Company's equity compensation plans is not prohibited.

Executive officers and Directors are also prohibited from hedging or pledging any Company securities that they hold directly or have received as equity compensation.

Compensation Deductibility Policy

Historically, in approving compensation arrangements, the Compensation Committee has taken into account Section 162(m) of the Tax Code, which generally limited U.S. federal tax deductibility of compensation paid to the NEOs to $1 million per year, unless such compensation qualified as performance-based under the Tax Code.

Following passage of the Tax Cuts and Jobs Act on December 22, 2017, the Section 162(m) performance-based exemption has been repealed for taxable years beginning after December 31, 2017, subject to limited transition relief for arrangements in place as of November 2, 2017. Because of the uncertainties in the future application of Section 162(m), it cannot presently be determined whether the Company's incentive payments to the NEOs will qualify for transition relief in future years.

The Compensation Committee believes that stockholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting compensation programs, even if such programs may result in non-deductible compensation expenses. Accordingly, the Compensation Committee reserves the flexibility to take actions based on considerations other than tax deductibility, and may choose to approve components of compensation that are not deductible in the future.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with the Company's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

THE COMPENSATION COMMITTEE:

Masroor Siddiqui (Chair)
Natalie Bancroft
Peter L. Barnes

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2019, the Compensation Committee consisted of the following Non-Executive Directors: Masroor Siddiqui (Chair), Peter L. Barnes and Natalie Bancroft. The Board has determined that Ms. Bancroft and Messrs. Siddiqui and Barnes are independent in accordance with Nasdaq listing rules. There are no interlocking relationships as defined in the applicable SEC rules.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The Compensation Committee is responsible for reviewing the compensation policies and practices of the Company and its subsidiaries to determine whether they create risk-taking incentives that are reasonably likely to have a material adverse impact on the Company. At the direction of the Compensation Committee, members of senior management conducted a risk assessment involving the collection and review of information regarding pay practices and risk-mitigation factors at the Company. Following an analysis of the results of the risk assessment with the Compensation Committee, the Compensation Committee concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company's compensation programs include features designed to discourage undue risk-taking by employees, including significant management discretion and oversight, a balance of annual and long-term incentives for senior executives, the use of multiple performance metrics which are generally set at the beginning of the performance period, award opportunities that are fixed or capped and recoupment provisions for bonus compensation granted to the NEOs and certain other senior executives in the event of certain financial restatements or certain other instances.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information with respect to total compensation for the fiscal years ended June 30, 2019, June 30, 2018 and June 30, 2017, respectively, for the Company's NEOs.

Name and Principal Position	Fiscal Year	Salary[a]	Bonus	Stock Awards[b]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
K. Rupert Murdoch	2019	$1,000,000	$ —	$1,839,340	$2,200,000	$ —	$ —	$ 5,039,340
Executive Chairman	2018	$1,000,000	$ —	$2,143,943	$2,598,667	$ —	$ —	$ 5,742,610
	2017	$1,000,000	$ —	$2,682,668	$2,000,000	$ —	$ —	$ 5,682,668
Robert J. Thomson	2019	$3,000,000	$ —	$5,484,272	$5,500,000	$336,056	$427,331	$14,747,659
Chief Executive Officer	2018	$2,000,000	$ —	$5,359,907	$5,197,333	$ —	$420,718	$12,977,958
	2017	$2,000,000	$ —	$6,706,704	$4,000,000	$473,630	$407,593	$13,587,927
Susan Panuccio	2019	$1,300,000	$ —	$1,353,860	$1,650,000	$112,327	$201,908	$ 4,618,095
Chief Financial Officer	2018	$1,100,000	$ —	$1,166,126	$1,374,267	$ —	$114,607	$ 3,755,000
	2017	$ 978,784[e]	$661,412	$ 573,037	$ —	$158,389	$620,607	$ 2,992,229
David B. Pitofsky	2019	$1,100,000	$ —	$1,135,127	$1,100,000	$ —	$121,940	$ 3,457,067
General Counsel	2018	$1,000,000	$ —	$ 910,178	$1,124,400	$ —	$ 95,961	$ 3,130,539
	2017	$ 950,000	$ —	$1,073,049	$ 750,000	$ —	$104,194	$ 2,877,243

(a)   The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. Fiscal 2019, fiscal 2018 and fiscal 2017 each included 52 weeks. Except as otherwise indicated, all base salaries were paid in U.S. dollars.

(b)   The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards granted during the applicable fiscal years calculated based on the probable outcome of performance conditions as of the date of grant in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assuming the maximum level of performance, the grant date fair value of the 2019-2021 PSU awards would be: $3,678,678 for Mr. K.R. Murdoch; $10,968,544 for Mr. Thomson; $2,707,719 for Ms. Panuccio; and $2,270,257 for Mr. Pitofsky. The actual value, if any, that the executives will realize for these awards is a function of the value of the underlying shares if and when these awards vest and the level of attainment of the applicable performance targets. Please see the "Grants of Plan-Based Awards Table" below for more information regarding the stock awards granted in fiscal 2019. For additional information on how we account for equity-based compensation, see Note 13 to our consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2019 filed with the SEC on August 13, 2019.

(c)   Changes in pension value as reported in the "Summary Compensation Table" are theoretical as these amounts are calculated pursuant to SEC requirements and are based on a retirement assumption of age 60 and other assumptions used in preparing our consolidated financial statements for fiscal 2019, fiscal 2018 and fiscal 2017. The change in actuarial present value for each NEO's accumulated pension benefits under the applicable Company pension plans from year to year is subject to market volatility and may not represent, nor does it affect, the value that a NEO will actually accrue under the Company's pension plans during any given fiscal year. Changes in pension value are denominated in British pounds sterling, and have been converted into U.S. dollars for fiscal 2019 using the average exchange rate for fiscal 2019, which was 1 USD = 0.7728 GBP, as reported on Bloomberg. There were no above-market earnings or preferential earnings on any compensation that was deferred pursuant to a nonqualified deferred compensation plan or on any other basis that is not tax-qualified.

(d) "All Other Compensation" paid in the fiscal year ended June 30, 2019 is calculated based on the aggregate incremental cost to the Company. To the extent the value of all perquisites and personal benefits did not exceed $10,000 in fiscal 2019 for any NEO, such amounts are not disclosed below and in the table above as permitted under SEC rules. The amounts included in this column are comprised of the following:

	K. Rupert Murdoch	Robert J. Thomson	Susan Panuccio	David B. Pitofsky
Perquisites				
Tax Relocation Benefit	$—	$ —	$ 55,162[1]	$ —
Other				
Company Contributions to 401(k) Plan	$—	$ 15,187	$ 15,400	$ 15,167
Company Contributions to Restoration Plan	$—	$287,100	$131,346	$106,773
Life Insurance	$—	$125,044[2]	$ —	$ —
Total	$—	$427,331	$201,908	$121,940

(1) Represents tax planning services ($24,314) and equalization ($30,848) relating to Ms. Panuccio's relocation from Australia to the United States in connection with her appointment as CFO.

(2) The life insurance premium provided to Mr. Thomson is a legacy benefit from his previous employment by 21st Century Fox in the U.K. in periods prior to the Separation.

(e) In connection with her promotion to the role of CFO, effective March 1, 2017, Ms. Panuccio's base salary was set at $1,100,000. Prior to her promotion, Ms. Panuccio's base salary as Chief Financial Officer, News Corp Australia was $1,150,000 AUD. Such amount was converted to U.S. dollars using monthly exchange rates applicable to the payment dates ranging from 1 AUD = 0.7323 to 0.7652 USD.

Grants of Plan-Based Awards Table

The following table sets forth information with respect to grants of plan-based awards to the NEOs during the fiscal year ended June 30, 2019.

Name	Grant Date	Committee Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock Awards[a]
			Threshold	Target	Maximum	Threshold	Target	Maximum	
K. Rupert Murdoch			$1,000,000	$2,000,000	$ 4,000,000				
	8/15/2018[b]	8/7/2018				12,686	126,842	253,684	$1,745,092
	10/17/2018[c]					349	3,470	6,940	50,185
	4/17/2019[c]					364	3,626	7,252	44,063
									$1,839,340
Robert J. Thomson			$2,500,000	$5,000,000	$10,000,000				
	8/15/2018[b]	8/7/2018				38,054	380,527	761,054	$5,235,290
	10/17/2018[c]					917	9,159	18,318	132,821
	4/17/2019[c]					959	9,572	19,144	116,161
									$5,484,272
Susan Panuccio			$ 750,000	$1,500,000	$ 3,000,000				
	8/15/2018[b]	8/7/2018				9,515	95,131	190,262	$1,308,812
	10/17/2018[c]					165	1,639	3,278	24,342
	4/17/2019[c]					173	1,713	3,426	20,706
									$1,353,860
David B. Pitofsky			$ 500,000	$1,000,000	$ 2,000,000				
	8/15/2018[b]	8/7/2018				7,929	79,276	158,552	$1,090,679
	10/17/2018[c]					165	1,632	3,264	23,784
	4/17/2019[c]					172	1,706	3,412	20,664
									$1,135,127

(a) Reflects the right to receive the U.S. dollar value of shares of Class A Common Stock, other than for Ms. Panuccio and Mr. Pitofsky, who will receive shares of Class A Common Stock, that may be earned upon vesting of the fiscal 2019-2021 PSUs, assuming the achievement of target performance levels (*i.e.*, 100% of target PSUs) during the applicable performance period. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2019-2021 PSUs" for a discussion of the performance measures for the PSUs.

(b) Represents the fiscal 2019-2021 PSUs. See "Compensation Discussion and Analysis—Named Executive Officer Compensation— Grant of Fiscal 2019-2021 PSUs."

(c) Represents dividend equivalents granted on the fiscal 2017-2019, fiscal 2018-2020 and fiscal 2019-2021 PSUs.

Outstanding Equity Awards Table

The following table sets forth information with respect to each of the NEOs' outstanding equity awards at June 30, 2019.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested[a]	Market Value of Shares or Units of Stock That Have Not Vested[a][b]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[b][c]
K. Rupert Murdoch	165,248	$2,229,196	280,433	$ 3,783,041
Robert J. Thomson	413,126	$5,573,070	765,496	$10,326,541
Susan Panuccio	35,296	$ 476,143	179,997	$ 2,428,160
David B. Pitofsky	66,096	$ 891,635	144,944	$ 1,955,295

(a)   Represents the number of cash-settled PSUs, other than for Mr. Pitofsky, who received stock-settled PSUs, granted as part of the fiscal 2017-2019 PSU award and dividends equivalents thereon, which were subject to a performance period ending on June 30, 2019 and remained subject to time-based vesting on August 15, 2019. Ms. Panuccio's fiscal 2017-2019 PSUs were granted prior to her promotion to the role of CFO.

(b)   Calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2019, the last trading day of fiscal 2019, of $13.49.

(c)   The amounts set forth in this column represent the number of PSUs, including dividend equivalents, which remain subject to performance criteria and have not yet vested as of June 30, 2019. In accordance with SEC guidance, the number of shares presented is based on the assumption that the PSUs will vest based on the achievement of the target performance level. The number of PSUs, if any, realized by NEO will depend on the actual performance level achieved by the Company for the applicable performance period. The respective dates of grant, performance periods and vesting dates for PSUs that remain subject to performance criteria and have not yet vested as of June 30, 2019 are set forth below:

Name	Number of PSUs That Have Not Vested	Performance Period	Vesting Dates
K. Rupert Murdoch	128,815[1]	7/1/2018 to 6/30/2021	8/16/2021
	151,618[2]	7/1/2017 to 6/30/2020	8/17/2020
Robert J. Thomson	386,448[1]	7/1/2018 to 6/30/2021	8/16/2021
	379,048[2]	7/1/2017 to 6/30/2020	8/17/2020
Susan Panuccio	96,610[1]	7/1/2018 to 6/30/2021	8/16/2021
	83,387[2]	7/1/2017 to 6/30/2020	8/17/2020
David B. Pitofsky	80,509[1]	7/1/2018 to 6/30/2021	8/16/2021
	64,435[2]	7/1/2017 to 6/30/2020	8/17/2020

(1)   Represents the number of unvested, cash-settled PSUs, other than for Ms. Panuccio and Mr. Pitofsky, who received stock-settled PSUs, granted as part of the fiscal 2019-2021 PSU award, and dividend equivalents thereon. See "Compensation Discussion and Analysis—Named Executive Officer Compensation— Grant of Fiscal 2019-2021 PSUs" for details.

(2)   Represents the number of unvested, cash-settled PSUs, other than for Ms. Panuccio and Mr. Pitofsky, who received stock-settled PSUs, granted as part of the fiscal 2018-2020 PSU award, and dividend equivalents thereon.

Option Exercises and Stock Vested Table

The following table sets forth information with respect to each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, RSUs and similar instruments, for each of the NEOs during the fiscal year ended June 30, 2019.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
K. Rupert Murdoch	120,258	$1,646,332
Robert J. Thomson	294,633	$4,033,526
Susan Panuccio	22,297	$ 305,246
David B. Pitofsky	36,077	$ 493,894

(a) Represents the number of cash-settled PSUs, other than for Mr. Pitofsky, who received stock-settled PSUs, granted as part of the fiscal 2016-2018 PSU award, which vested on August 15, 2018. Ms. Panuccio's fiscal 2016-2018 PSUs were granted prior to her promotion to the role of CFO.

Pension Benefits Table

The following table sets forth information with respect to each Company plan that provides payments in connection with retirement with respect to each of the NEOs at June 30, 2019.

Name[a]	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[b]	Payments During Last Fiscal Year
Robert J. Thomson	News International Pension and Life Assurance Plan for Senior Executives	6	$1,117,054	—
	News International Unapproved Pension and Life Assurance Plan	6	$ 825,260	—
	Employer-Financed Retirement Benefits Scheme	5	$1,776,405	—
Susan Panuccio	News International Pension and Life Assurance Plan for Senior Executives	2	$ 756,598	—

(a) Neither Mr. K.R. Murdoch nor Mr. Pitofsky participates in the Company's pension plans.

(b) Calculated assuming commencement of benefits at age 60, using a discount rate of 2.21% in the case of the Registered Plan (as defined below) and 2.29% in the case of the Supplementary Plan (as defined below) and the EFRBS (as defined below), with a retail price index inflation assumption of 3.25% and with a mortality assumption of SAPS with a 1.25% per annum long-term rate of improvement. Pension and retirement benefits are denominated in British pounds sterling, and have been converted into U.S. dollars using the spot exchange rate as of June 28, 2019, the last trading day of fiscal 2019, which was 1 USD = 0.7875 GBP, as reported on Bloomberg.

Description of Pension Benefits

Mr. Thomson and Ms. Panuccio have pension benefits from Company-sponsored plans that were earned in connection with their employment by 21st Century Fox in periods prior to the Separation. The News International Pension and Life Assurance Plan for Senior Executives (the "Registered Plan") provided select U.K. executives with pension benefits for services rendered. The Registered Plan was frozen to additional future benefits effective March 31, 2011 and benefits were determined using formulas that were based on the period of employment. The applicable formula for Mr. Thomson and Ms. Panuccio was an annual benefit accrual of

1/45th of pensionable salary (limited to the pension salary cap where applicable) and is payable at age 60 in the form of a member annuity plus a 50% survivor annuity. The benefit at retirement is adjusted annually in payment for inflation as measured by the change in consumer price index capped at 5% for accrual before April 6, 2009 and 2.5% for accrual from April 6, 2009.

Mr. Thomson also participated in the News International Unapproved Pension and Life Assurance Plan (the "Supplementary Plan"). The Supplementary Plan is a non-registered plan that provided benefits that were not available in the Registered Plan as a result of the application of the

U.K. statutory earnings cap and was frozen to additional future benefits effective March 31, 2011. Upon Mr. Thomson's transfer to the U.S., the Company extended to Mr. Thomson benefits through the Employer-Financed Retirement Benefits Scheme (the "EFRBS") equivalent to the benefit amounts

provided by the Registered Plan and the Supplementary Plan. The EFRBS is subject to Section 409A of the Tax Code, and the full commuted value of the EFRBS benefit is payable as a single lump sum upon separation of employment. The EFRBS was frozen as of June 30, 2013 for future service.

Nonqualified Deferred Compensation Table

Certain highly compensated employees are eligible to participate in the Restoration Plan. The following table sets forth information with respect to the Restoration Plan at June 30, 2019.

Name[a]	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[b]	Aggregate Earnings in Last Fiscal Year[c]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[d]
Robert J. Thomson	—	$287,100	$102,091	—	$1,784,435
Susan Panuccio	—	$131,346	$ 11,534	—	$ 225,803
David B. Pitofsky	—	$106,773	$ 27,064	—	$ 479,498

(a)   Mr. K.R. Murdoch does not participate in the Restoration Plan.

(b)   Amounts reported in this column are included in the "All Other Compensation" column of the "Summary Compensation Table" for fiscal 2019.

(c)   None of these earnings are included in the "Summary Compensation Table" for fiscal 2019.

(d)   Amounts reported in this column include the following amounts that were reported as compensation to the NEOs in the "Summary Compensation Table" in the Company's previous proxy statements: $1,171,071 for Mr. Thomson; $77,543 for Ms. Panuccio; and $268,812 for Mr. Pitofsky.

Description of Restoration Plan

The Restoration Plan is a nonqualified unfunded defined contribution retirement plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the CEO, CFO and General Counsel. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Tax Code.

Under the Restoration Plan, participants whose employer contributions under the Company's qualified retirement plans are limited by the Tax Code are eligible to receive an amount credited to their account equal to 5.5% of their compensation in

excess of the compensation limits of the Tax Code, subject to a compensation cap of $5,000,000 for each of the CEO, CFO and General Counsel. The amounts credited to each participant's account are fully vested following attainment of two years of service with the Company. Participants in the plan have the ability to direct their assets into the same fund choices available through the Company's qualified retirement plans. Amounts in a participant's account will be credited with gains and losses associated to the participant's fund elections. Participants will receive distributions of vested benefits upon termination of employment in accordance with the payment schedule set forth under the plan rules.

Potential Payments upon Termination

The employment agreements of Messrs. Thomson and Pitofsky and Ms. Panuccio provide for certain payments and benefits upon their respective separations from the Company. In addition, a letter agreement with Mr. K.R. Murdoch contains certain termination provisions relating to his performance-based annual bonus and PSUs. These provisions are summarized below.

K. Rupert Murdoch

On June 27, 2014, the Company entered into a letter agreement with Mr. K.R. Murdoch (the "KRM Letter Agreement") to address the treatment of his annual bonus and long-term equity incentives upon the occurrence of certain terminations of his employment with the Company. For additional information regarding the methodology and calculation of the annual bonus and long-term equity incentives, see "Compensation Discussion and Analysis—Named Executive Officer Compensation" above.

Pursuant to the terms of the KRM Letter Agreement, if the employment of Mr. K.R. Murdoch is terminated due to death or disability, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the full value of any outstanding PSUs, calculated and paid at the end of the applicable performance period as if no termination occurred.

For purposes of the KRM Letter Agreement, the term "disability" means if Mr. K.R. Murdoch is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a period of not less than 12 months.

If Mr. K.R. Murdoch's employment is terminated for cause, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget, provided that any threshold criteria established by the Compensation Committee as a condition of payment of the annual bonus is satisfied; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the pro-rata value of any outstanding PSUs, calculated at the end

of the applicable performance period based on (a) the payout that he would have received if no termination had occurred multiplied by (b)(1) the number of days he was employed by the Company during the applicable performance period divided by (2) the total number of days in such performance period.

For purposes of the KRM Letter Agreement, the term "cause" means (a) a deliberate and material breach by Mr. K.R. Murdoch of his duties and responsibilities that results in material harm to the Company and its affiliates which breach is committed without reasonable belief that such breach is in, or not contrary to, the best interests of the Company, and is not remedied within 30 days after written notice specifying such breach, (b) Mr. K.R. Murdoch's plea of guilty or *nolo contendere* to, or nonappealable conviction of, a felony, which conviction or plea causes material damage to the Company's reputation or financial position or (c) Mr. K.R. Murdoch's addiction to drugs or alcohol that results in a material breach of his duties and responsibilities and that results in material harm to the Company and its affiliates, which addiction is not remedied within 30 days after receipt of written notice specifying such breach.

If Mr. K.R. Murdoch's employment is terminated other than for cause, including due to retirement, he will be entitled to receive:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget, provided that any threshold criteria established by the Compensation Committee as a condition of payment of the annual bonus is satisfied; and

- if such termination event occurs within the second or third fiscal year of any applicable performance period, the full value of any outstanding PSUs, calculated and paid at the end of the applicable performance period as if no termination occurred.

For purposes of the KRM Letter Agreement, the term "retirement" means Mr. K.R. Murdoch's resignation or termination of employment after attainment of age 60 with ten years of service so long as he is not then employed by another company.

With respect to any outstanding PSUs, in the event of any type of termination that occurs on or prior to the last day of the first fiscal year of any applicable performance period, the entire award will be forfeited.

Robert J. Thomson

Mr. Thomson is party to an amended and restated employment agreement with the Company, dated as of May 9, 2019 (the "Thomson Agreement"). The term of the Thomson Agreement extends through June 30, 2023. Pursuant to the Thomson Agreement, Mr. Thomson will receive a base salary at an annual rate of $3,000,000 and is eligible to receive a performance-based annual bonus with a target of $5,000,000.

Mr. Thomson is also eligible to receive annual grants of long-term performance-based equity awards with a target of $7,000,000, provided that at least $1,000,000 of such target will be solely based on the achievement of relative total stockholder return. If, after the expiration date of the Thomson Agreement, Mr. Thomson is not offered an extension or renewal of the agreement on similar or better terms, he will be eligible to continue to vest in any equity awards granted during the term of his employment.

Mr. Thomson is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Thomson Agreement, during any period that Mr. Thomson fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or if Mr. Thomson is terminated by reason of his death, Mr. Thomson (or his surviving spouse or other designee or the legal representative of his estate) is entitled to:

- continue to receive his full base salary until Mr. Thomson returns to his duties or until one year following his termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of

termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding PSUs as set forth in the applicable equity award agreements, which provide that if termination due to death or qualifying disability occurs beyond the last day of the first fiscal year of the applicable performance period, (i) in the event of death, his estate will receive the cash value of shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target level performance otherwise, and (ii) in the event of a qualifying disability, he will receive the cash value of shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) .

The Company may terminate Mr. Thomson's employment if, as a result of his incapacity and disability due to physical or mental illness, he fails to perform his duties for one year.

If Mr. Thomson's employment is terminated by the Company for cause, Mr. Thomson will be entitled to receive:

- his full base salary through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Thomson Agreement, the term "cause" means Mr. Thomson's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Thomson Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Thomson Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Thomson's employment is terminated by the Company other than for cause, death or disability, or by Mr. Thomson for good reason, Mr. Thomson will be entitled to receive:

- his base salary and annual bonus for two years after the date of termination, with the annual bonus based on Mr. Thomson's then-current annual bonus target;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- continued vesting of equity awards granted prior to the date of termination in the same manner as though he continued to be employed for two years after the date of termination.

For purposes of the Thomson Agreement, the term "good reason" within the meaning of Section 409A of the Tax Code means (i) a material breach of the Thomson Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Thomson is required to be based and essentially render services in other than the New York City metropolitan area at the Company's principal offices in such area or (iii) a material diminution in Mr. Thomson's job description, title, authority, duties or responsibility.

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Mr. Thomson (or the legal representative of his estate, as applicable) of the

Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Susan Panuccio

Ms. Panuccio is party to an employment agreement with the Company, dated as of February 23, 2017 (the "Panuccio Agreement"). The term of the Panuccio Agreement extends through June 30, 2020. Pursuant to the Panuccio Agreement, Ms. Panuccio receives a base salary at an annual rate of not less than $1,100,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $1,100,000 and annual grants of long-term performance-based equity awards with a target of not less than $1,100,000.

Ms. Panuccio is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Panuccio Agreement, if Ms. Panuccio is terminated by reason of her death, her surviving spouse or other designee or the legal representative of her estate is entitled to:

- continue to receive her full base salary for one year following her termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of her outstanding PSUs as set forth in the applicable equity award agreements, which provide that if such termination occurs beyond the last day of the first fiscal year of the applicable performance period, her estate will receive shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target-level performance otherwise.

During any period that Ms. Panuccio fails to perform her duties as a result of incapacity and disability due to physical or mental illness, Ms. Panuccio is entitled to continue to receive her full base salary and benefits for up to one year until Ms. Panuccio returns to her duties or her employment is terminated by the Company pursuant to the Company's right to terminate Ms. Panuccio's employment if, as a result of her incapacity and disability due to physical or mental illness, she has been absent from her duties for seven months and is unable to provide the Company with a note from her treating physician that provides for a definite and reasonable return to work date.

If Ms. Panuccio's employment is terminated by the Company as described in the foregoing sentence, Ms. Panuccio is entitled to vesting and payment of her outstanding PSUs as set forth in the applicable equity award agreements, which provide that if Ms. Panuccio's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period, she will receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s).

If Ms. Panuccio's employment is terminated by the Company for cause, Ms. Panuccio will be entitled to receive:

- her full base salary and benefits through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For the purpose of the Panuccio Agreement, the term "cause" means Ms. Panuccio's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out her duties under the Panuccio Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Panuccio Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after

written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of her job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Ms. Panuccio's employment is terminated by the Company other than for cause, death or disability, or by Ms. Panuccio for good reason, Ms. Panuccio will be entitled to continue to receive:

- the greater of (A) her base salary and annual bonus at the pre-determined target amount in the same manner as though Ms. Panuccio continued to be employed through June 2020 and (B) her then current base salary and annual bonus at the pre-determined target amount for two years following the date of termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted prior to the date of termination in the same manner as though she continued to be employed through June 2020; and

- Company-paid premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), for her and her eligible dependents through June 2020.

For purposes of the Panuccio Agreement, the term "good reason" within the meaning of Section 409A of the Tax Code means (i) a material breach of the Panuccio Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Ms. Panuccio is required to be based and essentially render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Ms. Panuccio's duties thereby diminishing her role.

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Ms. Panuccio (or the legal representative of her estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

David B. Pitofsky

Mr. Pitofsky is party to an employment agreement with the Company, dated as of November 9, 2017 (the "Pitofsky Agreement"). The term of the Pitofsky Agreement extends through June 30, 2021. Pursuant to the Pitofsky Agreement, Mr. Pitofsky receives a base salary at an annual rate of not less than $1,000,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $900,000 and annual grants of long-term performance-based equity awards with a target of not less than $850,000.

Mr. Pitofsky is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to other senior executives of equal rank.

Pursuant to the Pitofsky Agreement, if Mr. Pitofsky is terminated by reason of his death, his surviving spouse or other designee or the legal representative of his estate is entitled to:

- continue to receive his full base salary for one year following his termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding PSUs as set forth in the applicable equity

award agreements, which provide that if such termination occurs beyond the last day of the first fiscal year of the applicable performance period, his estate will receive shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target-level performance otherwise.

During any period that Mr. Pitofsky fails to perform his duties as a result of incapacity and disability due to physical or mental illness, Mr. Pitofsky is entitled to continue to receive his full base salary and benefits for up to one year until Mr. Pitofsky returns to his duties or his employment is terminated by the Company pursuant to the Company's right to terminate Mr. Pitofsky's employment if, as a result of his incapacity and disability due to physical or mental illness, he has been absent from his duties for seven months and is unable to provide the Company with a note from his treating physician that provides for a definite and reasonable return to work date.

If Mr. Pitofsky's employment is terminated by the Company as described in the foregoing sentence, Mr. Pitofsky is entitled to vesting and payment of his outstanding PSUs as set forth in the applicable equity award agreements, which provide that if Mr. Pitofsky's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period he will receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting dates.

If Mr. Pitofsky's employment is terminated by the Company for cause, Mr. Pitofsky will be entitled to receive:

- his full base salary and benefits through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For the purpose of the Pitofsky Agreement, the term "cause" means Mr. Pitofsky's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Pitofsky Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Pitofsky Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or deceit in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Pitofsky's employment is terminated by the Company other than for cause, death or disability, or by Mr. Pitofsky for good reason, Mr. Pitofsky will be entitled to continue to receive:

- the greater of (A) his base salary and annual bonus at the pre-determined target amount in the same manner as though Mr. Pitofsky continued to be employed through June 2021 and (B) his then current base salary and annual bonus at the pre-determined target amount for two years following the date of termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the pre-determined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted prior to the date of termination in the same manner as though he continued to be employed through the later of June 2021 or one year following the date of termination; and

- Company-paid premiums under COBRA, for him and his eligible dependents through June 2021.

For purposes of the Pitofsky Agreement, the term "good reason" within the meaning of Section 409A of the Tax Code means (i) a material breach of the Pitofsky Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Pitofsky is required to be based and essentially render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Mr. Pitofsky's duties thereby diminishing his role. If, following the completion of the term, Mr. Pitofsky is not offered a new employment agreement on terms at least as favorable as those in the Pitofsky Agreement and Mr. Pitofsky is subsequently terminated without cause, he will be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the Pitofsky Agreement).

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Mr. Pitofsky (or the legal representative of his estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Quantification of Termination Payments

The following table sets forth quantitative information with respect to potential payments to each NEO or his or her beneficiaries upon termination in various circumstances as described above, assuming termination on June 30, 2019. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary and/or annual bonus earned through the date of termination but not yet paid, or payments or benefits generally available to all salaried employees of the Company.

Name	Type of Termination						
	Death	Disability	Retirement	By Company for Cause	By Company without Cause	By Executive with Good Reason	By Executive without Good Reason
K. Rupert Murdoch							
Salary	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Bonus[a]	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
Equity Awards[b]	4,511,258	4,511,258	4,511,258	4,511,258	4,511,258	4,511,258	4,511,258
Continued Benefits	—	—	—	—	—	—	—
	$ 6,511,258	$ 6,511,258	$ 6,511,258	$ 6,511,258	$ 6,511,258	$ 6,511,258	$ 6,511,258
Robert J. Thomson							
Salary	$ 3,000,000	$ 3,000,000	$ —	$ —	$ 6,000,000	$ 6,000,000	$ —
Bonus	5,000,000	5,000,000	—	—	15,000,000	15,000,000	—
Equity Awards[b]	11,278,261	11,278,261	—[d]	—	11,278,261	11,278,261	—
Continued Benefits	—	—	—	—	—	—	—
	$19,278,261	$19,278,261	$ —	$ —	$32,278,261	$32,278,261	$ —
Susan Panuccio							
Salary	$ 1,300,000	$ —	$ —	$ —	$ 2,600,000	$ 2,600,000	$ —
Bonus	1,500,000	—	—	—	4,500,000	4,500,000	—
Equity Awards[c]	1,651,608	1,651,608	—[d]	—	526,717	526,717	—
Continued Benefits[e]	—	—	—	—	28,082	28,082	—
	$ 4,451,608	$ 1,651,608	$ —	$ —	$ 7,654,799	$ 7,654,799	$ —
David B. Pitofsky							
Salary	$ 1,100,000	$ —	$ —	$ —	$ 2,200,000	$ 2,200,000	$ —
Bonus	1,000,000	—	—	—	3,000,000	3,000,000	—
Equity Awards[b]	1,855,563	1,855,563	—[d]	—	1,855,563	1,855,563	—
Continued Benefits[e]	—	—	—	—	50,107	50,107	—
	$ 3,955,563	$ 1,855,563	$ —	$ —	$ 7,105,670	$ 7,105,670	$ —

(a) Actual payout for all termination events other than upon "Death" or in the event of "Disability" would be based on actual results at the end of the applicable performance period; this table uses the target value as an estimate because actual results cannot yet be determined.

(b) For all termination events, reflects the value of the shares of Company's Class A Common Stock represented by the target PSUs granted with respect to the fiscal 2017-2019 and fiscal 2018-2020 performance periods. Actual payout for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2019, the last trading day of fiscal 2019, of $13.49.

(c) For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company's Class A Common Stock represented by the target PSUs granted with respect to the fiscal 2017-2019 and fiscal 2018-2020 performance periods. For termination "By Company without Cause" or "By Executive with Good Reason," reflects the value of the shares of Company's Class A Common Stock represented by the target PSUs granted with respect to the fiscal 2017-2019 performance period. Actual payout for all termination events would be based on actual results at the end of the applicable performance period; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2019, the last trading day of fiscal 2019, of $13.49.

(d) As of June 30, 2019, Mr. Thomson, Ms. Panuccio and Mr. Pitofsky did not satisfy the requirements for a qualifying retirement, as defined in the applicable equity incentive plan.

(e) Amounts shown reflect the Company's cost of providing continued health and dental insurance as an estimate for premiums under COBRA to be provided by the Company pursuant to the terms of such NEO's employment agreement.

PAY RATIO

In accordance with SEC rules, the Company is providing information about the ratio of the annual total compensation of the CEO to the annual total compensation of the Company's median compensated employee.

Annual total compensation for fiscal 2019 for both the median compensated employee and the CEO were calculated based on rules governing calculation of total compensation reported in the "Summary Compensation Table" for fiscal 2019.

- Annual total compensation of the median compensated employee, other than the CEO, for fiscal 2019: $64,666

- Annual total compensation of the CEO for fiscal 2019: $14,747,659

- Ratio of the annual total compensation of the CEO to the annual total compensation of the median compensated employee: 228 to 1

As permitted under SEC rules, the pay ratio reported above uses the same median compensated employee identified to calculate the pay ratio in our 2018 proxy statement, as we believe there are no changes to our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. The Company used April 15, 2018 as the date to determine such median compensated employee. On that date, the Company had a total of approximately 29,500 employees as reported on our payroll records, which included all international employees but excluded, in accordance with SEC rules, approximately 1,900 employees of Foxtel, which the Company began consolidating as of April 2, 2018. To identify the median compensated employee, the Company reviewed base pay, overtime and incentive earnings of employees on our payrolls as of April 15, 2018, excluding the CEO. For part-time employees, base pay reflected the employee's standard hours worked. Amounts denominated in non-U.S. currencies were converted to U.S. dollars using exchange rates as of April 16, 2018.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their compensation practices. As a result, the pay ratio disclosed by other companies, including our peer companies, may not be comparable to the pay ratio disclosed above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PROPOSAL NO. 4
AMENDMENT AND RESTATEMENT OF 2013 LONG-TERM INCENTIVE PLAN

On June 28, 2013, the News Corporation 2013 Long-Term Incentive Plan (the "LTIP") was approved by our stockholder. The LTIP subsequently was amended and restated on August 6, 2014. The Board has approved an amendment and restatement of the LTIP, subject to stockholder approval. If approved, the number of shares reserved for issuance pursuant to awards under the LTIP will be increased by 20,000,000 shares. We arrived at the number of shares after consideration of the historic rate of equity awards, the number of shares remaining to be awarded, feedback from stockholders on our equity compensation program and advice from the Compensation Committee's independent compensation consultant, among other factors. We are submitting the amendment and restatement of the LTIP to our stockholders for approval. In this proxy statement, we refer to this proposal as the "LTIP Proposal" and to the LTIP, as amended and restated, as the "Amended LTIP." If the LTIP Proposal is approved, the Amended LTIP will be effective as of the date of the Annual Meeting.

As of the Record Date, the Company had in the aggregate 7,670,880 PSUs and 4,676,081 RSUs outstanding pursuant to the LTIP. Of such awards, 2,815,518 PSUs and 864,201 RSUs may only be settled in cash pursuant to their terms and thus will not reduce the share reserve under the LTIP. There were no options outstanding under the LTIP as of such date. Shares available for future grant totaled 9,080,816 and will total 29,080,816 if the LTIP Proposal is approved by the stockholders.

The LTIP is our only equity compensation plan. It plays an important role in our efforts to attract and retain employees of outstanding ability on a basis competitive with market practices, and to align the interests of employees with those of stockholders through an increased equity stake in the Company. The Board believes that this amendment to increase the number of shares authorized for issuance under the LTIP is necessary to continue to attract and retain high caliber individuals to serve as executive officers and employees of the Company.

Stockholder approval of the Amended LTIP will also constitute approval for purposes of satisfying the stockholder approval requirement under Section 422 of the Tax Code so that incentive share options may be granted pursuant to the Amended LTIP.

Although this discussion summarizes the principal terms and conditions of Amended LTIP, it does not purport to be complete and is qualified in its entirety by reference to the Amended LTIP, which is attached as **Annex A** to this proxy statement.

Purpose

The purpose of the Amended LTIP is to provide a means whereby certain employees, Directors, consultants and advisors of the Company and its subsidiaries or affiliates may acquire and maintain share ownership in the Company, as an additional incentive for them to make contributions to the financial success of the company.

Key Changes

The Amended LTIP retains most of the material terms of the LTIP. In addition to clarifying and technical changes, the Amended LTIP includes certain changes to further align our plan with current trends related to plan design and corporate governance, as illustrated by the table below:

Provision	LTIP	Amended LTIP
Number of Shares Reserved	30.0 million	50.0 million
Governing Law	New York	Delaware

Best Practice Features of the Amended LTIP

- ■ *No Repricing of Stock Options or SARs*. The Amended LTIP prohibits repricing, replacement and regranting of options or SARs at lower prices unless approved by our stockholders.

- ■ *No Discounted Stock Options or SARs*. Stock options and SARs may not be granted with an exercise price below the closing price of the Class A Common Shares on the date of grant (or, if no closing price was reported on that date, on the preceding business day).

- ■ *Limited Terms for Stock Options and SARs*. Stock options and SARs granted under the Amended LTIP are limited to 10-year terms.

- ■ *No Liberal Share Counting*. Shares that are (1) tendered in payment for an award, (2) delivered or withheld for payment of taxes, or (3) repurchased on the open market with the proceeds of the payment of the exercise price of an option will not become available again for awards under the Amended LTIP. In addition, SARs granted under the Amended LTIP will reduce the number of shares available for awards under the Amended LTIP based on the total number of shares for which the SARs are denominated and not based on the number of shares actually delivered pursuant to the SAR.

- ■ *Dividend Equivalents*. Awards may include dividend equivalents, which are paid only if and when the underlying award vests.

- ■ *Awards Subject to Future Clawback or Recoupment*. All awards granted under the Amended LTIP will be subject to the Company's clawback policies, as amended from time to time.

- ■ *No Transferability*. Awards generally may not be transferred, except by will or the laws of descent and distribution or, to the extent permitted by the committee, to certain family trusts and the like.

- ■ *No "Evergreen" Provision*. Shares authorized for issuance under the Amended LTIP will not be replenished automatically. Any additional shares to be issued over and above the amount for which we are seeking authorization must be approved by the Company's stockholders.

- ■ *No Automatic Grants*. There are no automatic grants to new participants or "reload" grants when outstanding awards are exercised, expire or are forfeited.

- ■ *No Tax Gross-ups*. Participants do not receive "golden parachute" or other tax gross-ups under the Amended LTIP.

Awards

The Amended LTIP provides for awards of stock options, SARs restricted and unrestricted shares, RSUs, dividend equivalents, and other equity-related awards and cash payments. Awards may be subject to time and/or performance-based vesting conditions.

Eligibility and Participation

The Amended LTIP is administered by the Board or a committee appointed by the Board (for purposes of the LTIP Proposal, the "committee") consisting of at least two members. Subject to certain limitations, the committee may delegate its authority under the Amended LTIP to one or more members of the committee or one or more officers or other designees of the Company. All Directors, officers and employees of the Company and its affiliates, and all consultants and advisors currently providing services to the Company or its affiliates are eligible to receive awards under the Amended LTIP. As of June 30, 2019, the Company had approximately 28,000 employees, four executive officers (of whom two are also Directors) and eleven Directors (including the two Directors who are also executive officers).

Plan Limits

The total number of shares of Class A Common Stock that may be issued under the Amended LTIP (the "LTIP Limit") will not exceed, in the aggregate, 50,000,000 shares of Class A Common Stock.

Shares subject to awards under the Amended LTIP will again be available for future awards upon the occurrence of specified events that result in fewer than the total number of shares subject to the award being delivered to the participants. Shares of Class A Common Stock subject to awards under the Amended LTIP that expire or are cancelled, forfeited or terminated without having been exercised or paid or that are settled in cash will be available for the grant of future awards in the same amount as such shares were counted against the LTIP Limit. Shares of

Class A Common Stock (a) tendered or withheld or subject to an award surrendered in connection with the exercise of a stock option, (b) deducted or delivered from payment of an award in connection with the Company's tax withholding obligations or (c) purchased by the Company with proceeds from the exercise of stock options will not be available for the grant of future awards. SARs granted under the Amended LTIP will reduce the LTIP Limit based on the total number of shares for which the SARs are denominated and not based on the number of shares actually delivered pursuant to the SAR. Shares underlying awards granted upon the assumption of, or in substitution for, awards previously granted by an entity acquired by the Company will not be counted against the LTIP Limit.

Maximum Award

The maximum aggregate number of shares of Class A Common Stock that may be granted to any participant during any single fiscal year with respect to stock options or SARs is 3,000,000 shares (regardless of whether the SAR is settled in cash, shares of Class A Common Stock, other Company securities or a combination thereof), unless the grant is made in the participant's year of hire, in which case the limit is 5,000,000 shares (subject to adjustment in accordance with the terms of the Amended LTIP).

The maximum amount of awards (other than stock options or SARs) that may be awarded to any participant during any single fiscal year is $20,000,000 (with respect to awards denominated in cash) and 2,000,000 shares (with respect to awards denominated in shares of Class A Common Stock), unless the grant is made in the participant's year of hire, in which case the limit is 2,500,000 shares (subject to adjustment in accordance with the terms of the Amended LTIP).

Terms and Conditions of Awards

The Amended LTIP provide for the award of stock options, SARs, restricted and unrestricted shares, RSUs, dividend equivalents and other equity-related awards.

Stock Options

A stock option is the contractual right to purchase shares of Class A Common Stock at a future date at a specified price per share called the exercise price. Stock options can be either incentive stock options within the meaning of Section 422 of the Tax Code or options that do not qualify as incentive stock options for federal income tax purposes. Stock options will be subject to the terms and conditions established by the committee as set forth in the applicable award agreement, including the number and kind of stock options granted, the date of grant, the exercise price, the vesting schedule, the period during which the stock options can be exercised (including the extent to which and the length of time during which the

stock options may be exercised following the termination of the participant's service) and any applicable performance goal requirements.

No stock option may be granted with a per share exercise price of less than 100% of the fair market value of a share of our Class A Common Stock on the date of grant (with certain exceptions for assumed and substituted awards in corporate transactions). As of the Record Date, the closing price of our Class A Common Stock was $14.01. Unless otherwise determined by the committee, no stock option can be exercised more than ten years after the date of grant. The exercise price of a stock option will be paid in cash or, in the discretion of the committee, in shares of Class A Common Stock, in a combination of cash and shares or in any other form of valid consideration acceptable to the committee. The committee may also allow a participant to pay all or a portion of the exercise price using a net share settlement procedure, through the withholding of shares or through a cashless exercise procedure.

The committee may not reprice any stock option awarded under the Amended LTIP without the approval of stockholders.

Stock Appreciation Rights

A SAR is the contractual right to receive payment of an amount equal to the excess of the fair market value of a share of Class A Common Stock on the date of exercise of the SAR over the exercise price. The committee may grant SARs under the Amended LTIP alone or in tandem with other awards. No SAR that is granted alone may be granted with a per share exercise price of less than 100% of the fair market value of a share of Class A Common Stock on the date of grant (with certain exceptions). SARs granted in tandem with a stock option (either at the time the stock option is granted or by amendment at any time prior to the exercise, expiration or termination of such stock option) will become exercisable, be transferable and will expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding stock option. SARs granted alone or in tandem with awards other than stock options will be subject to the terms and conditions established by the committee as set forth in the applicable award agreement (including the extent to which and the length of time during which the SARs may be exercised following the termination of the participant's service). Unless the committee determines otherwise, in no event may a SAR granted alone or in tandem with awards other than stock options be exercised following the earlier to occur of the expiration of the SAR and the tenth anniversary of the date of grant.

The committee may not reprice any SAR awarded under the Amended LTIP without the approval of stockholders.

Restricted Shares, Restricted Share Units and Unrestricted Shares

The committee may grant restricted shares, RSUs and unrestricted shares under the Amended LTIP. A restricted share is a share of Class A Common Stock granted to the participant subject to restrictions determined by the committee. An RSU is a

contractual right to receive, in the discretion of the committee, a share of Class A Common Stock, a cash payment equal to the fair market value of a share of Class A Common Stock or a combination of cash and Class A Common Stock, subject to terms and conditions as determined by the committee. The committee may also grant awards of unrestricted shares of Class A Common Stock to eligible service providers in recognition of outstanding achievements and performance.

Restricted shares and RSUs will be subject to a vesting schedule, which may include any applicable performance goal requirements, established by the committee. The committee will determine and specify the impact of the termination of the participant's service on unvested restricted shares and RSUs.

For restricted shares, the participant will generally have all rights as a holder of Class A Common Stock. However, dividends paid on restricted shares will be accrued during the applicable vesting and/or performance period and will vest and be paid only if and when the underlying restricted shares vest.

Dividend Equivalents

The committee may allow any recipient of an award under the Amended LTIP (other than a stock option or SAR) to receive interest, dividends or dividend equivalent payments, for the number of shares of Class A Common Stock covered by such award. The committee may also provide for the amount of such interest, dividend or dividend equivalent to be reinvested in additional shares of Class A Common Stock and/or subject to the same terms and conditions (including vesting and forfeiture provisions) as the related award. Dividends or dividend equivalents granted for an award will be accrued during the applicable vesting and/or performance period and will vest and be paid only if and when the underlying award vests.

Other Awards

The committee has the authority to grant other equity-related awards or cash payments based on one or more criteria determined by the committee under the Amended LTIP that are consistent with the purpose of the Amended LTIP and the interests of the Company.

Performance Goals

Under the Amended LTIP, the committee may grant awards to participants that vest based upon the attainment of performance targets, during a performance period determined by the committee, related to one or more of the following performance goals, on a generally accepted accounting principles ("GAAP") or non-GAAP basis (the "Performance Goals"): Net income, adjusted net income, EBITDA, adjusted EBITDA, OIBDA, adjusted OIBDA, operating income, adjusted operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, adjusted earnings per share, revenue, net revenue, operating revenue, total stockholder return, share price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin, profit margin, economic value added, share of advertising, circulation share, market position, any

other performance targets established by the Committee as it deems appropriate, or any combination thereof. The Performance Goals may be stated as a combination of one or more goals, and on an absolute or relative basis. The Performance Goals may be based on objectives related to individual performance, Company performance or the performance of an affiliate, subsidiary, division, department, region, function or business unit, including, without limitation, financial and operational performance and individual contributions to financial and non-financial objectives, and the implementation and enforcement of effective compliance programs. The Performance Goals may be measured on an absolute or cumulative basis or on the basis of a percentage of improvement over time. In addition, a Performance Goal may be measured relative to selected peer companies or a market index.

Change in Control; Certain Corporate Changes

In the event of a merger, consolidation, stock-split, reverse stock-split, dividend, distribution, combination, reclassification, reorganization, consolidation, split-up, spin-off or recapitalization that changes the character or amount of our Common Stock, an extraordinary cash dividend or any other changes in the corporate structure, equity securities or capital structure of the Company, the committee shall make such adjustments, if any, to (i) the number and kind of securities subject to any outstanding award, (ii) the exercise price or purchase price, if any, of any outstanding award, and (iii) the maximum number and kind of securities available for grant under the Amended LTIP, in each case, as it deems appropriate.

In the event of a change in control (as defined in the Amended LTIP), the committee may, in its sole

discretion, also make such other adjustments as it deems appropriate in order to preserve the benefits or potential benefits intended to be made available hereunder, including but not limited to (i) providing for full vesting of Awards for those participants whose service is terminated by the Company in connection with the consummation of the change in control, (ii) providing for the termination of awards upon the consummation of the change in control, in which case vesting and payout of such awards shall be accelerated for participants who are service providers at the time of the change in control and/or (iii) providing for the cashout of awards. The committee need not treat all types of awards, or all awards within the same type of award, in the same manner in this event.

Plan Benefits

The amounts of awards that may be granted under the Amended LTIP in the future are not determinable, as the committee or its designee will make these

determinations in its discretion in accordance with the terms of the Amended LTIP.

Amendment

The Board may at any time alter, amend, suspend or terminate the Amended LTIP, in whole or in part, except that no alteration or amendment will be effective without stockholder approval if such approval is required by law or under the rules of the

Nasdaq Global Select Market (or other principle stock exchange on which the Class A Common Stock is listed), and no termination or amendment may materially adversely affect the terms of any then outstanding awards without the consent of the affected participant, with certain limited exceptions,

U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards made under the Amended LTIP based upon the laws in effect on the date of this proxy statement. The discussion is general in nature and does not take into account a number of considerations that may apply in light of the circumstances of a particular participant under the Amended LTIP. The income tax consequences under applicable state and local tax laws may not be the same as those under federal income tax laws.

Incentive Stock Options

The grant of an incentive stock option will not be a taxable event for the participant or for the Company. In addition, a participant generally will not recognize taxable income upon exercise of an incentive stock option. A participant's alternative minimum taxable income, however, will be increased by the amount by which the aggregate fair market value of shares of Class A Common Stock underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Any gain realized upon a disposition of the Class A Common Stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares of Class A Common Stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). The Company will not be entitled to any income tax deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the participant generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. If all of the foregoing requirements are met except the holding period requirement, the participant will recognize ordinary income upon the disposition of the Class A Common Stock in an amount generally equal to the excess of the fair market value of the Class A Common Stock at the time the incentive stock option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain.

including as required or advisable in order to satisfy any law or regulation.

The Company will generally be allowed an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Nonqualified Stock Options

The grant of a nonqualified stock option will not be a taxable event for the participant or the Company. Upon exercising a nonqualified stock option, a participant will recognize ordinary income (and will be subject to income tax withholding) in an amount equal to the difference between the exercise price and the fair market value of the Class A Common Stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a nonqualified stock option, the participant will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of Class A Common Stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Stock Appreciation Rights

The grant of a SAR will not be a taxable event for the participant or the Company. Upon exercising a SAR, a participant will recognize ordinary income (and will be subject to income tax withholding) in an amount equal to the fair market value of the Class A Common Stock and the value of cash (if the SARs are settled in whole or in part in cash) received by the Participant. The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Shares

A participant who is awarded restricted shares will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of Class A Common Stock are subject to restrictions (that is, the restricted share is nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Tax Code ("Section 83(b)") to recognize ordinary income (and will be subject to income tax withholding) in the year of the award in an amount equal to the fair market value of the Class A Common Stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the Class A Common Stock on the date the restrictions lapse (less the purchase price, if any) will be treated as ordinary income to the participant and will be taxable (and will be subject to income tax withholding) in the year the restrictions lapse and dividends paid while the Class A Common Stock is subject to restrictions will be subject to withholding taxes. The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Restricted Share Units

The grant of an award of RSUs will not be a taxable event for the participant or the Company. A participant who is awarded RSUs will be required to recognize ordinary income (and will be subject to income tax withholding) in an amount equal to the fair market value of shares of the Class A Common Stock and the value of the cash (if the RSUs are settled in whole or in part in cash) issued to such participant at the end of the restriction period or, if later, the payment date. The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Unrestricted Shares

A participant who is awarded unrestricted shares of Class A Common Stock will be required to recognize ordinary income (and will be subject to income tax withholding) in an amount equal to the fair market

value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Dividend Equivalent Rights

Participants who receive dividend equivalent rights will be required to recognize ordinary income (and will be subject to income tax withholding) in an amount distributed to the participant pursuant to the award. The Company will generally be entitled to an income tax deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Section 162(m)

Under Section 162(m) of the Tax Code, a limitation exists on tax deductions of any publicly held corporation for individual compensation to certain "covered employees" of such corporation exceeding $1,000,000 in any taxable year. Certain historical awards made under the LTIP that were in effect as of November 2, 2017 and intended to qualify as performance-based compensation under Section 162(m)(4)(C) of the Tax Code will continue to be subject to any additional limitations set forth in Section 162(m) of the Tax Code and any applicable regulations or rulings thereunder that are requirements for such awards to so qualify. However, for taxable years beginning after December 31, 2017, the exemption from Section 162(m)'s deduction limit for certain performance-based compensation has been repealed for all but these limited grandfathered compensation arrangements. Accordingly, we do not anticipate that future awards made under the Amended LTIP will qualify for any exclusion from the $1,000,000 annual deduction limitation applicable to covered employees.

Securities Registration

We intend to register the shares available for issuance under the Amended LTIP under a Registration Statement on Form S-8 to be filed with the SEC following approval of the Amended LTIP by our stockholders.

| FOR | THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE AMENDMENT AND RESTATEMENT OF THE 2013 LONG-TERM INCENTIVE PLAN. |

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of June 30, 2019 with respect to the Company's outstanding stock options and shares of common stock reserved for future issuance under the LTIP.

The equity compensation plans not approved by security holders consist of employee stock options originally issued by Move, Inc. under the Move, Inc. 2011 Incentive Plan, as amended, the Move, Inc. 2002 Stock Incentive Plan, as amended, the Move.com, Inc. 2000 Stock Incentive Plan, the Move, Inc. 1999 Stock Incentive Plan, as amended, the iPlace, Inc. 2001 Equity Incentive Plan and the Hessel 2000 Stock Option Plan (collectively, the "Move Plans") and assumed by the Company in connection with the Company's acquisition of Move, Inc. in November 2014. All shares reflected in the table are shares of the Company's non-voting Class A Common Stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[a]
Equity compensation plans approved by security holders[b]	10,279,588[c]	$ —	12,479,426
Equity compensation plans not approved by security holders	334,870[d]	$8.04[e]	—[f]
Total	10,614,458	$8.04	12,479,426

(a) Of the shares available for future issuance under the LTIP, a maximum of 9,479,426 shares may be issued with respect to awards of restricted stock, RSUs and PSUs as of June 30, 2019.

(b) Approved by the Company's former parent and sole stockholder, 21st Century Fox, prior to the Separation.

(c) Includes shares of Class A Common Stock issuable upon the vesting of RSUs or PSUs granted pursuant to the LTIP.

(d) Includes shares of Class A Common Stock issuable upon the exercise of options assumed under the Move Plans.

(e) The outstanding stock options have a weighted-average remaining term of approximately 3.338 years.

(f) No additional awards may be granted under the Move Plans.

SECURITY OWNERSHIP OF NEWS CORPORATION

The following table sets forth the beneficial ownership of both Class A Common Stock and Class B Common Stock as of August 30, 2019 (unless otherwise specified) for the following: (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Class B Common Stock; (ii) each Director and Director nominee; (iii) each NEO (as identified under "Compensation Discussion and Analysis") of the Company; and (iv) all current Directors and executive officers of the Company as a group. For more information regarding unvested equity ownership of our Non-Executive Directors, as to which no voting or investment power exists, please see the table under "Director Compensation—Stock Ownership Guidelines for Non-Executive Directors" on page 22.

| | Common Stock Beneficially Owned[a] | | | | |
| | Number of Shares Beneficially Owned | | Option Shares[c] | Percent of Class[d] | |
Name[b]	Non-Voting Class A Common Stock	Voting Class B Common Stock	Non-Voting Class A Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock
Murdoch Family Trust[e] c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501	14,250	76,655,870	0	*	38.4%
Perpetual Limited[f] Level 18 Angel Place 123 Pitt Street Sydney, NSW 2000 Australia	—	17,200,630	—	—	8.6%
K. Rupert Murdoch[g]	2,196,608	78,722,399	0	*	39.4%
Lachlan K. Murdoch	114	1,464	0	*	*
Robert J. Thomson	0	72,000	0	0	*
Kelly Ayotte	0	0	0	0	0
José María Aznar	1,087	0	0	*	0
Natalie Bancroft	0	2,125	0	0	*
Peter L. Barnes	1,989	0	0	*	0
Joel I. Klein	0	0	0	0	0
James R. Murdoch	0	0	0	0	0
Susan Panuccio	2,582	0	0	*	0
Ana Paula Pessoa	0	0	0	0	0
David B. Pitofsky	34,299	0	0	*	0
Masroor Siddiqui	0	0	0	0	0
All current Directors and executive officers as a group (13 members)	2,236,679	78,797,988	0	*	39.5%

---

* Represents beneficial ownership of less than one percent of the issued and outstanding Class A Common Stock or Class B Common Stock, as applicable, on August 30, 2019.

(a) Beneficial ownership of Class A Common Stock and Class B Common Stock as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise specified, beneficial ownership of the Class A Common Stock represents sole investment power and ownership of the Class B Common Stock represents both sole voting and sole investment power.

(b)   The address for all Directors and executive officers is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036.

(c)   The number of option shares reported reflects the number of option shares currently exercisable or that become exercisable within 60 days following August 30, 2019.

(d)   Applicable percentage of ownership is based on 388,476,978 shares of Class A Common Stock and 199,630,240 shares of Class B Common Stock outstanding as of August 30, 2019 together with the exercisable stock options, for such stockholder or group of stockholders, as applicable. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of August 30, 2019 are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(e)   Beneficial ownership of 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock is as of July 2, 2013 as reported on Form 3 filed with the SEC on July 2, 2013 and the Schedule 13G/A filed with the SEC on February 13, 2015. Cruden Financial Services LLC, a Delaware limited liability company ("Cruden Financial Services"), the sole trustee of the Murdoch Family Trust, has the power to vote and to dispose or direct the vote and disposition of all of the reported Class B Common Stock. In addition, Cruden Financial Services has the power to exercise the limited vote and to dispose or direct the limited vote and disposition of all of the reported Class A Common Stock. As a result of Mr. K.R. Murdoch's ability to appoint certain members of the board of directors of Cruden Financial Services, Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares.

(f)   Beneficial ownership of 15,909,648 Class B CDIs (equivalent to 15,909,648 shares of Class B Common Stock) and 1,290,982 shares of Class B Common Stock is as of December 31, 2018 as reported on Schedule 13G/A filed with the SEC by Perpetual Limited on February 8, 2019. Perpetual Limited reported that, as of December 31, 2018, it had sole voting and dispositive power over such Class B CDIs and shares of Class B Common Stock. Perpetual Limited does not report any ownership of Class A Common Stock.

(g)   Beneficial ownership of 2,196,608 shares of Class A Common Stock and 78,722,399 shares of Class B Common Stock includes 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares. Beneficial ownership also includes 2,062,500 shares of Class B Common Stock held by the K. Rupert Murdoch 2004 Revocable Trust of which Mr. K.R. Murdoch holds a beneficial and trustee interest. Beneficial ownership also includes 2,182,358 shares of Class A Common Stock held by the G&CM Trust that is administered by independent trustees for the benefit of Mr. K.R. Murdoch's minor children. Mr. K.R. Murdoch, however, disclaims beneficial ownership of such shares.

INFORMATION ABOUT THE ANNUAL MEETING

2019 Proxy Materials

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail?

In accordance with the rules of the SEC, instead of mailing a printed copy of the Company's proxy statement, annual report and related materials (the "proxy materials") relating to the Annual Meeting to stockholders, the Company may furnish the proxy materials to stockholders by providing the Notice of Internet Availability to inform stockholders that the proxy materials are available on the Internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of the proxy materials, as well as how to submit your proxy, over the Internet. **The proxy materials are available at www.proxyvote.com.**

How may I request a printed copy of the proxy materials?

If you hold Class B Common Stock, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.proxyvote.com**; by telephone at 1-800-579-1639; or by sending an e-mail to **sendmaterial@proxyvote.com**.

If you hold Class B CDIs, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.investorvote.com.au;** or by telephone at 1300-721-559 (within Australia) or +61-3-9946-4461 (outside of Australia).

Will I get more than one copy of the Notice of Internet Availability or proxy materials if multiple stockholders share my address?

Only one copy of the Notice of Internet Availability or proxy materials, as applicable, is being delivered to multiple stockholders sharing an address unless one or more of the stockholders at that address have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability or proxy materials, as applicable, to any stockholder residing at a shared address to which only one copy was delivered. Requests for additional copies of these materials for the current year or future years should be directed to the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Alternatively, additional copies may be requested via Internet at **www.proxyvote.com**, by telephone at 1-800-579-1639, or by sending an email to **sendmaterial@proxyvote.com.** Stockholders of record residing at the same address and currently receiving multiple copies of the Notice of Internet Availability or proxy materials, as applicable, may contact the Corporate Secretary to request that only a single copy be delivered in the future.

Where can I find the Company's Annual Report on Form 10-K?

The Company filed its Annual Report on Form 10-K for the year ended June 30, 2019 with the SEC on August 13, 2019. The Annual Report on Form 10-K, including all exhibits, can also be found on the Company's website at **newscorp.com** under "Investor Relations—SEC Filings" and can be downloaded free of charge. **Paper copies of the Annual Report on Form 10-K may be obtained without charge from the Company, and paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to the attention of the Company's Investor Relations Office by mail at News Corporation, 1211 Avenue of the Americas, New York, New York 10036, by telephone at (212) 416-3048 or by email at investor@newscorp.com.**

How can I elect to receive future proxy materials electronically?

In an effort to reduce the amount of paper mailed to stockholders' homes and to help lower the Company's printing and postage costs, stockholders can elect to receive future News Corporation proxy materials electronically instead of by mail. The Company highly recommends that you consider electronic delivery of these documents as it helps lower the Company's costs and reduce the amount of paper mailed to your home. If you are interested in participating in this electronic delivery program, you should select the "Electronic Delivery" link in the "Investor Relations" section of the Company's

Voting Instructions and Information

Who is entitled to vote at the Annual Meeting?

The Company has two classes of common stock, Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. Holders of Class B Common Stock are entitled to one vote per share on all matters to be presented at the Annual Meeting. Holders of Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting. As of the Record Date, there were 199,630,240 shares of Class B Common Stock outstanding and entitled to vote at the Annual Meeting and 388,490,085 shares of non-voting Class A Common Stock outstanding.

The Company's shares are also traded on the ASX in the form of CHESS Depositary Interests, or CDIs. CDIs are exchangeable, at the option of the holder, into shares of either Class A Common Stock or Class B Common Stock, as applicable, at the rate of one CDI per one such share of Common Stock. Holders of CDIs exchangeable for Class B Common Stock have a right to direct CHESS Depositary Nominees Pty Ltd, the issuer of the CDIs, on how it should vote with respect to the proposals described in this proxy statement.

Unless the context dictates otherwise, all references to "you," "your," "yours" or other words of similar import in this proxy statement refer to holders of Class B Common Stock or Class B CDIs.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Class A Common Stock or Class B Common Stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and the proxy materials are being sent directly to you from the Company.

If your shares of Class A Common Stock or Class B Common Stock are held in "street name," meaning your shares of Class A Common Stock or Class B Common Stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and the proxy materials are

website at **www.newscorp.com**. You may resume receiving copies of these documents by mail at any time by selecting the appropriate stockholder link on this enrollment page and canceling your participation in this program.

being forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Class B Common Stock as of the Record Date, you have the right to direct your broker, bank or nominee on how to vote and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Class B Common Stock.

When is the Record Date?

The Board has fixed the close of business on September 23, 2019 as the Record Date for determining which of the Company's stockholders are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof in person or by proxy.

How do I inspect the list of stockholders of record?

A list of the stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and at the Company's principal executive offices during the ten days prior to the Annual Meeting.

What does it mean to give a proxy?

The persons named on the proxy card and on the Company's voting website at **www.proxyvote.com** (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of the Company. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or, if no instructions are specified, the shares represented by the proxy will be voted "FOR" each of the nominees listed in Proposal No. 1 and "FOR" Proposals Nos. 2, 3 and 4 in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

How do I vote?

If you hold Class B Common Stock, telephone and Internet proxy submission is available 24 hours a day through 11:59 p.m. (Eastern Standard Time) on November 19, 2019. If you are located in the United States or Canada and are a stockholder of record, you can submit a proxy for your shares by calling toll-free 1-800-690-6903. Whether you are a stockholder of record or a beneficial owner, you can also submit a proxy for your shares by Internet at *www.proxyvote.com.* Both the telephone and Internet systems have easy-to-follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by telephone or Internet, you should have in hand when you call or access the website, as applicable, the Notice of Internet Availability or the proxy card or voting instruction form (for those holders who have received a hard copy of the proxy card or voting instruction form). If you submit a proxy by telephone or Internet, you do not need to return your proxy card to the Company. If you have received, by request, a hard copy of the proxy card or voting instruction form, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction form and return it in the envelope provided so that it is received prior to the Annual Meeting.

If you hold Class B CDIs, Internet proxy submission is available 24 hours a day through 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2019. You may submit a proxy for your CDIs by Internet at *www.investorvote.com.au.* The Internet system has easy-to-follow instructions on how you may submit a proxy for your CDIs and allows you to confirm that the system has properly recorded your proxy. If you submit a proxy for your CDIs by Internet, you should have in hand when you access the website the Notice of Internet Availability or the voting instruction form (for those CDI holders who have received a hard copy of the voting instruction form). If you submit a proxy for your CDIs by Internet, you do not need to return your voting instruction form to the Company. If you have received, by request, a hard copy of the voting instruction form, and wish to submit your proxy by mail, you should complete and return the voting instruction form to the Australian share registrar by 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2019.

Can I vote in person at the Annual Meeting?

While the Company encourages stockholders to vote in advance by proxy, holders of Class B Common Stock also have the option of attending the Annual Meeting and voting their shares of Class B Common Stock in person at the Annual Meeting. **All of the Company's stockholders and all holders of CDIs exchangeable for shares of Common Stock are invited to attend the Annual Meeting, subject to compliance with the procedures further described below under "—Attending the Annual Meeting," but only holders of Class B Common Stock may vote in person at the Annual Meeting.**

If you are a beneficial holder of Class B Common Stock that intends to vote in person at the Annual Meeting, you must obtain and provide when you request an admission ticket a properly executed proxy issued in your name from the stockholder of record (*i.e.*, your broker, bank or other nominee) giving you the right to vote the shares of Class B Common Stock.

Holders of Class B CDIs may attend the Annual Meeting and vote in advance via Internet or mail, but may not vote in person at the Annual Meeting.

Please cast your vote as soon as possible by:

 visiting *www.proxyvote.com* (Common Stock) or *www.investorvote.com.au* (CDIs)

mailing your signed proxy card or voting instruction form

 calling 1-800-690-6903 toll-free from the United States, U.S. territories and Canada (Common Stock only)

How can I revoke a proxy or change my vote?

If you are a stockholder of record of Class B Common Stock, you may change your vote or revoke your proxy at any time prior to the voting at the Annual Meeting:

- by notifying in writing our Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036;

- by attending the Annual Meeting and voting in person (your attendance at the Annual Meeting will not by itself revoke your proxy);

- by submitting a later-dated proxy card; or

- if you submitted a proxy by telephone or Internet, by submitting a subsequent proxy by telephone or Internet.

If you are a beneficial owner of Class B Common Stock and have instructed a broker, bank or other nominee to vote your shares, you may follow the directions received from your broker, bank or other nominee to change or revoke those instructions.

Class B CDI holders may change prior voting instructions by submitting a later-dated voting instruction form before 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2019. Revocation of prior voting instructions must be submitted in writing and received before 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2019.

How many shares must be represented in person or by proxy to hold the Annual Meeting?

In order for the Company to conduct the Annual Meeting, the holders of a majority in voting power of all of the outstanding shares of the stock entitled to vote as of the Record Date (a "quorum") must be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes (as described below) will be counted for purposes of establishing a quorum at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares or CDIs by telephone or Internet to ensure that they will be represented at the Annual Meeting if you are unable to attend and so that the Company will know as soon as possible that enough votes will be present for the Annual Meeting to be held.

What votes are required to approve each of the proposals?

Proposal	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes[a]
Election of Directors	FOR EACH NOMINEE	Majority of votes cast	None	None
Ratification of Independent Registered Public Accounting Firm	FOR	Majority of votes cast	None	No Broker Non-Votes (Routine Matter)
Advisory Vote to Approve Executive Compensation	FOR	Majority of votes cast	None	None
Amendment and Restatement of 2013 Long-Term Incentive Plan	FOR	Majority of votes cast	None	None

(a)   See the question "*What is a broker non-vote?*" below for details.

What is a broker non-vote?

A "broker non-vote" occurs when you do not give instructions to your broker, bank or nominee of shares you beneficially own in "street name" on how to vote your shares of Class B Common Stock or CDIs. In these circumstances, if you do not provide voting instructions, the broker, bank or nominee may nevertheless vote your shares on your behalf with respect to the ratification of the selection of E&Y as the Company's independent registered public accounting firm (because that is considered to be a "routine" proposal), but cannot vote your shares on any other matters being considered at the Annual Meeting (because they are considered to be "non-routine" proposals).

Who will tabulate the vote?

A representative of American Election Services, LLC has been appointed to act as an independent Inspector of Elections for the Annual Meeting and will tabulate the votes.

How are proxies solicited, and who bears the cost of this solicitation?

This proxy statement is furnished in connection with the solicitation by the Board of proxies for use at Annual Meeting and at any adjournment or postponement thereof. The expense of soliciting proxies will be borne by the Company. We have engaged Morrow Sodali LLC to solicit proxies for an estimated fee of $15,000, plus expenses, and Morrow Sodali Pty Limited to solicit proxies for an estimated fee of $15,000 Australian dollars, plus expenses.

Proxies will be solicited principally through the use of the mail or electronically, but Directors, officers and regular employees of the Company may also solicit proxies in person, electronically, by telephone or by mail, without any additional compensation. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

Attending the Annual Meeting

When and where is the Annual Meeting?

The Annual Meeting will be held on November 20, 2019 at 10:00 a.m. (Eastern Standard Time) at the Paley Center for Media, 25 West 52nd Street, New York, New York 10019.

How do I obtain admission to the Annual Meeting?

If you are planning to attend the Annual Meeting in person, you must request an admission ticket in advance, and your request must be received by 5:00 p.m. (Eastern Standard Time) on November 15, 2019. All attendees will be required to present the admission ticket and a valid, government-issued photo identification (*e.g.*, driver's license or passport) to enter the Annual Meeting.

You may request an admission ticket by:

- visiting ***newscorp.com/2019am*** and following the instructions provided;

- sending an e-mail to the Corporate Secretary at ***2019AnnualMeeting@newscorp.com*** providing the name under which you hold shares of record or a properly executed proxy card; or

- calling the Corporate Secretary at (212) 416-3400.

If you are a stockholder of record, your ownership of common stock will be verified against the list of stockholders of record as of the Record Date prior to being issued an admission ticket. If you are a beneficial owner and hold your shares of common stock in "street name" (*i.e.*, your shares of common stock are held in a brokerage account or by a bank or other nominee), you will need to provide to the Corporate Secretary evidence of beneficial ownership as of the Record Date, such as an account statement or letter from the stockholder of record (*i.e.*, your broker, bank or other nominee), and a copy of the voting instruction form provided by the stockholder of record. Requests for admission tickets will be processed in the order in which they are received and must be received by 5:00 p.m. (Eastern Standard Time) on November 15, 2019.

Seating at the Annual Meeting will begin at 9:00 a.m. (Eastern Standard Time) on November 20, 2019. Prior to entering the Annual Meeting, all bags will be subject to search and all persons may be subject to a metal detector and/or hand wand search. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. The security procedures may require additional time, so please plan accordingly. We suggest arriving at least 30 minutes early to the Annual Meeting to allow sufficient time to complete the admission process. Registration will close ten minutes before the Annual Meeting begins. If you do not provide an admission ticket and valid, government-issued photo identification or do not comply with the other registration and security procedures described above, you will not be admitted to the Annual Meeting. The Company reserves the right to remove from the Annual Meeting persons who disrupt the Annual Meeting or who do not comply with the rules and procedures for the conduct of the Annual Meeting, which will be provided at the Annual Meeting.

If you require any special accommodations at the Annual Meeting due to a disability, please contact the Corporate Secretary at (212) 416-3400 or send an email to ***2019AnnualMeeting@newscorp.com*** and identify your specific need no later than 5:00 p.m. (Eastern Standard Time) on November 15, 2019.

Can I listen to the Annual Meeting on the Internet?

The Annual Meeting will be audiocast live on the Internet at ***www.newscorp.com.***

2020 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2020 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, your proposal must be received in writing by the Corporate Secretary of the Company at our principal executive offices at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 no later than June 9, 2020 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2020 proxy statement and proxy.

Additionally, notice of stockholder proposals and nominations made outside the processes of Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of the Company at our principal executive offices, in accordance with the requirements of the Company's Amended and Restated By-laws (the "By-laws"), not earlier than the close of business on July 23, 2020 and not later than the close of business on August 22, 2020; provided, however, that in the event that the 2020 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 70 days after

the anniversary date of the 2019 Annual Meeting of Stockholders, notice of stockholder proposals and nominations, in order to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of the 2020 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2020 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting of Stockholders is first made. Stockholders are advised to review the By-laws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations. The chairman of the meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the By-laws. If a stockholder fails to meet these deadlines or satisfy the requirements of Rule 14a-4 under the Exchange Act, the persons named as proxies will be allowed to use their discretionary voting authority if and when the matter is raised at the meeting.

Other Matters

At the time of the preparation of this proxy statement, the Board knows of no other matters that will be acted upon at the Annual Meeting. If any other matters are presented for action at the Annual Meeting or at any adjournment or postponement

thereof, it is the intention of the persons named in the accompanying proxy to vote the shares to which the proxy relates in accordance with their best judgment as determined in their sole discretion.

By Order of the Board of Directors,

David B. Pitofsky
General Counsel
New York, NY
October 7, 2019

APPENDIX A: NEWS CORPORATION 2013 LONG-TERM INCENTIVE PLAN

(As Amended and Restated Effective November 20, 2019)

ARTICLE I
GENERAL

Section 1.1 Purpose.

The purpose of the News Corporation 2013 Long-Term Incentive Plan (the "Plan") is to benefit and advance the interests of News Corporation, a Delaware corporation (the "Company"), and its subsidiaries by making awards to certain employees, directors and other service providers of the Company and its subsidiaries as an additional incentive for them to make contributions to the financial success of the Company.

Section 1.2 Definitions.

As used in the Plan, the following terms shall have the following meanings:

(a)   "Administrator" shall mean the individual or individuals to whom the Committee delegates authority under the Plan in accordance with Section 1.3(c).

(b)   "Affiliate" shall mean, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company, including, without limitation, any subsidiary; provided, that solely for the purposes of the Plan there shall be a presumption of control by the Company if the Company owns more than 20% of the value, or more than 20% of the combined voting power, of the other trade or business.

(c)   "Agreement" shall mean the written or electronic agreement or certificate or other documentation governing an Award under the Plan, which shall contain terms and conditions not inconsistent with the Plan and which shall incorporate the Plan by reference.

(d)   "Applicable Laws" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(e)   "Awards" shall mean Stock Options, Stock Appreciation Rights, Restricted Shares, Restricted Share Units, unrestricted shares of Common Stock, Dividend Equivalents or Other Awards or a combination of any of the above, the grant, vesting and/or exercisability of any of which may, but need not, in the sole discretion of the Committee, be conditioned, in whole or in part, on the attainment of performance targets, in whole or in part, related to Performance Goals over a Performance Period.

(f)   "Board" shall mean the Board of Directors of the Company.

(g)   "Change in Control" shall mean, unless otherwise defined in any applicable Agreement,

(i)   if any "person" or "group" as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, not controlled by the Murdoch family shall control or be entitled to control by contract or otherwise a percentage of the voting power of the Company greater than both 15% and the percentage held by the Murdoch family at such time. For purposes of this clause, (1) a share shall be deemed held by the Murdoch family if it is held by or on behalf of any one or more of the following: (x) K. Rupert Murdoch, his wife, parent or more remote forebear, child or more remote issue, or brother or sister or child or more remote issue of a brother or sister; or (y) any person directly or indirectly controlled by one or more of the members of the Murdoch family described above (a "Controlled Person"); and (2) a trust and the trustees of such trust shall be deemed to be controlled by any one or more members of the Murdoch family if a majority of the trustees of such trust are members of the Murdoch family or may be removed or replaced by any one or more of the members of the Murdoch family and/or Controlled Persons; or

(ii)   during any twelve-month period, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii)   the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the Company's chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

(iv)   the consummation of a sale or disposition by the Company of all or substantially all of the Company's assets.

For the avoidance of doubt, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the jurisdiction of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

(h)   "Code" shall mean the Internal Revenue Code of 1986, as amended, including any successor law thereto, and the rules and regulations promulgated thereunder.

(i)   "Committee" shall mean the Compensation Committee of the Board (or such other Committee(s) as may be appointed or designated by the Board) to administer the Plan in accordance with Section 1.3 of the Plan.

(j)   "Common Stock" shall mean shares of Class A Common Stock, par value $0.01 per share, of the Company.

(k)   "Date of Grant" shall mean the effective date of the grant of an Award as set forth in the applicable Agreement.

(l)   "Dividend Equivalent" shall mean a right to receive a payment based upon the value of the regular cash dividend paid on a specified number of shares of Common Stock as set forth in Section 5.1 hereof. Payments in respect of Dividend Equivalents may be in cash, or, in the discretion of the Committee, in shares of Common Stock or in a combination of cash or shares of Common Stock.

(m)   "Effective Date" shall mean November 20, 2019, the date of stockholder approval of the Plan.

(n)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, including any successor law thereto.

(o)   "Expiration Date" shall mean the earlier to occur of (A) the expiration of the option period or Stock Appreciation Right period set forth in the applicable Agreement or (B) the tenth (10th) anniversary of the Date of Grant of the Stock Option or Stock Appreciation Right.

(p)   "Fair Market Value" of a share of Common Stock on a given date shall mean, unless otherwise determined by the Committee, the 4:00 p.m. (New York time) closing price on such date (or if no closing price was reported on that date, as applicable, on the preceding business day) on the Nasdaq Global Select Market or other principal stock exchange on which the Common Stock is then listed, as reported by The Wall Street Journal (Northeast edition) or any other authoritative source selected by the Company. If the Common Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Common Stock as determined by the Board by the application of a reasonable valuation method, in a manner consistent with Section 409A of the Code.

(q) "GAAP" shall mean generally accepted accounting principles in the United States.

(r) "Other Awards" shall mean any form of award authorized under Section 5.2 of the Plan, other than a Stock Option, Stock Appreciation Right, Restricted Share, Restricted Share Unit, unrestricted share of Common Stock or Dividend Equivalent.

(s) "Outstanding Stock Option" shall mean a Stock Option granted to a Participant which has not yet been exercised and which has not yet expired or been terminated in accordance with its terms.

(t) "Outstanding Stock Appreciation Right" shall mean a Stock Appreciation Right granted to a Participant which has not yet been exercised and which has not yet expired or been terminated in accordance with its terms.

(u) "Participant" shall mean any employee, director or other Service Provider of the Company or any Affiliate who has met the eligibility requirements set forth in Section 1.4 hereof and to whom an Award has been made under the Plan.

(v) "Performance Goals" shall mean the performance targets on which the grant, vesting and/or exercisability of an Award may be conditioned, which may be selected by the Committee in its discretion. The goals may include, without limitation, and on a GAAP or non-GAAP basis: Net income, adjusted net income, EBITDA, adjusted EBITDA, OIBDA, adjusted OIBDA, operating income, adjusted operating income, free cash flow, net earnings, net earnings from continuing operations, earnings per share, adjusted earnings per share, revenue, net revenue, operating revenue, total stockholder return, share price, return on equity, return in excess of cost of capital, profit in excess of cost of capital, return on assets, return on invested capital, net operating profit after tax, operating margin, profit margin, economic value added, share of advertising, circulation share, market position, any other performance targets established by the Committee as it deems appropriate, or any combination thereof. A Performance Goal may be stated as a combination of one or more goals (e.g., free cash flow return on invested capital), and on an absolute or relative basis. The Performance Goals may be described in terms of objectives that are related to the individual Participant or objectives that are Company-wide or related to an Affiliate, division, department, region, function or business unit, including, without limitation, financial and operating performance and individual contributions to financial and non-financial objectives, and the implementation and enforcement of effective compliance programs, and may be measured on an absolute or cumulative basis or on the basis of percentage of improvement over time, and may be measured in terms of Company performance (or performance of the applicable Affiliate, division, department, region, function or business unit) or measured relative to selected peer companies or a market index. In the event that, during any Performance Period, any recapitalization, reorganization, merger, acquisition, divestiture, consolidation, spin-off, combination, liquidation, dissolution, sale of assets or other similar corporate transaction or event, or any other extraordinary event or circumstance occurs which has the effect, as determined by the Committee, in its sole and absolute discretion, of distorting the applicable performance criteria involving the Company, including, without limitation, changes in accounting standards, changes in tax laws and foreign currency translation, the Committee may adjust or modify, as determined by the Committee, in its sole and absolute discretion, the calculation of the Performance Goals, to the extent necessary to prevent reduction or enlargement of the Participants' Awards under the Plan for such Performance Period attributable to such transaction, circumstance or event. All determinations that the Committee makes shall be conclusive and binding on all persons for all purposes. The Committee retains the right to reduce any Award below the maximum amount that could be paid based on the degree to which the Performance Goals related to such Award were attained. The Committee may not increase or otherwise modify any Award intended to qualify for the Section 162(m) Exception in any manner that would adversely affect the treatment of the Award under the Section 162(m) Exception.

(w)   "Performance Period" shall mean a period of time over which performance is measured as determined by the Committee in its sole discretion.

(x)   "Permanent Disability" shall have the same meaning as such term or a similar term has in the long-term disability policy maintained by the Company or an Affiliate thereof for the Participant and that is in effect on the date of the onset of the Participant's Permanent Disability, unless the Committee determines otherwise, in its discretion; provided, however, that with respect to grants of Incentive Stock Options, permanent disability shall have the meaning given it under the rules governing Incentive Stock Options under the Code.

(y)   "Restricted Share" shall mean a share of Common Stock granted to a Participant pursuant to Article III, which is subject to the restrictions set forth in Section 3.3 hereof and to such other terms, conditions and restrictions as are set forth in the Plan and the applicable Agreement.

(z)   "Restricted Share Unit" shall mean a contractual right granted to a Participant pursuant to Article IV to receive, in the discretion of the Committee, shares of Common Stock, a cash payment equal to the Fair Market Value of Common Stock or a combination of cash and shares of Common Stock, subject to the terms and conditions set forth in the Plan and in the applicable Agreement.

(aa)   "Retirement," except as otherwise specified in an applicable Agreement, shall mean the resignation or termination of employment after attainment of age 60 with ten years of Service with the Company or any of its Affiliates.

(bb)   "Section 162(m)" shall mean Section 162(m) of the Code and the rules and regulations promulgated thereunder from time to time.

(cc)   "Section 162(m) Exception" shall mean the exception under Section 162(m) for "qualified performance-based compensation."

(dd)   "Securities Act" shall mean the Securities Act of 1933, as amended, including any successor law thereto.

(ee)   "Service" shall mean service as a Service Provider to the Company or any of its Affiliates. A change in position or duties shall not result in interrupted or terminated Service, so long as the Participant continues to be a Service Provider. Whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Committee, whose determination shall be final, binding and conclusive.

(ff)   "Service Provider" shall mean an employee, officer or director of the Company or an Affiliate, or a consultant or adviser providing services to the Company or an Affiliate.

(gg)   "Stock Appreciation Right" shall mean a contractual right granted to a Participant pursuant to Article II to receive an amount determined in accordance with Section 2.6 of the Plan, subject to such other terms and conditions as are set forth in the Plan and the applicable Agreement.

(hh)   "Stock Option" shall mean a contractual right granted to a Participant pursuant to Article II to purchase shares of Common Stock at such time and price, and subject to such other terms and conditions as are set forth in the Plan and the applicable Agreement. Stock Options may be "Incentive Stock Options" within the meaning of Section 422 of the Code or "Non-Qualified Stock Options," which do not meet the requirements of such Code section.

(ii)   "Substitute Awards" shall mean Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity affiliated with or acquired by the Company, with which the Company combines or from which the Company has separated.

(jj)   "Termination for Cause" shall mean a termination of Service with the Company or any of its Affiliates which, as determined by the Committee, is by reason of (i) "cause" as such term or a similar term is defined in any employment agreement that is in effect and applicable to the Participant, (ii) if there is no such employment agreement or if such employment agreement contains no such term, unless the Committee determines otherwise, the Participant's: (A) conviction of embezzlement, fraud or other conduct which would constitute a felony; (B) willful unauthorized disclosure of confidential information; (C) failure, neglect of or refusal to substantially perform, or substantial neglect of, the duties of the Participant's employment; or (D) any other act or omission which is a material breach of the Company's policies or which is materially injurious to the financial condition or business reputation of the Company or any Affiliate thereof, or (iii) in the case of a Service Provider who is not an employee of the Company or any Affiliate, actions by the Service Provider that would justify a Termination for Cause if the Service Provider was an employee.

Section 1.3 Administration of the Plan.

(a) ***Board or Committee to Administer***. The Plan shall be administered by the Board or by a Committee appointed by the Board, consisting of at least two members of the Board and constituted to satisfy Applicable Laws. With respect to any Award that is intended to satisfy the requirements of the Section 162(m) Exception, such Committee shall consist of at least such number of directors as is required from time to time to satisfy the Section 162(m) Exception, and each such Committee member shall satisfy the qualification requirements of such exception; provided, however, that, if any such Committee member is found not to have met the qualification requirements of the Section 162(m) Exception, any actions taken or Awards granted by the Committee shall not be invalidated by such failure to so qualify.

(b) ***Powers of the Committee***.

(i) The Committee shall adopt such rules as it may deem appropriate in order to carry out the purpose of the Plan. All questions of interpretation, administration and application of the Plan shall be determined by a majority of the members of the Committee then in office, except that the Committee may authorize any one or more of its members, any officer or other designee of the Company, to execute and deliver documents on behalf of the Committee. The determination of such majority shall be final and binding as to all matters relating to the Plan.

(ii) The Committee shall have authority to select Participants from among the class of eligible persons specified in Section 1.4 below, to determine the type of Award to be granted, to determine the number of shares of Common Stock subject to an Award or the cash amount payable in connection with an Award, and to determine the terms and conditions of each Award in accordance with the terms of the Plan, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company and so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe). Except as provided in Section 2.5 and 2.6(g) or as necessary for an Award to qualify for the Section 162(m) Exception, the Committee shall also have the authority to amend the terms of any outstanding Award or waive any conditions or restrictions applicable to any Award; provided, however, that no amendment shall materially impair the rights of the holder thereof without the holder's consent. With respect to any restrictions in the Plan or in any Agreement that are based on the requirements of Section 422 of the Code, the Section 162(m) Exception, the rules of any exchange upon which the Company's securities are listed, or any other Applicable Law, rule or restriction to the extent that any such restrictions are no longer required, the Committee shall have the sole discretion and authority to grant Awards that are not subject to such restrictions and/or to waive any such restrictions with respect to outstanding Awards.

(c) ***Delegation by the Committee***. The Committee may, but need not, from time to time delegate, to the extent permitted by law, some or all of its authority under the Plan to an Administrator consisting of one or more members of the Committee or of one or more officers of the Company; provided, however, that the Committee may not delegate its authority (i) to make Awards to employees (A) who are subject on the date of the Award to the reporting rules under Section 16(a) of the Exchange Act or (B) who are officers of the Company who are delegated authority by the Committee hereunder, or (ii) to interpret the Plan or any Award, or (iii) under Article VIII of the Plan. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation or thereafter. Nothing in the Plan shall be construed as obligating the Committee to delegate authority to an Administrator, and the Committee may at any time rescind the authority delegated to an Administrator appointed hereunder or appoint a new Administrator. At all times, the Administrator appointed under this Section 1.3(c) shall serve in such capacity at the pleasure of the Committee. Any action undertaken by the Administrator in accordance with the

Committee's delegation of authority shall have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan to the Committee shall, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to the Administrator.

Section 1.4 Eligible Persons.

Awards may be granted to any employee, director or other Service Provider of the Company or any of its Affiliates.

Section 1.5 Common Stock Subject to the Plan.

(a)   *Plan Limit*. The shares of Common Stock subject to Awards under the Plan shall be made available from authorized but unissued Common Stock or from Common Stock issued and held in the treasury of the Company. Subject to adjustment under Article VI hereof, the total number of shares of Common Stock that may be distributed under the Plan (the "Section 1.5 Limit") shall not exceed, in the aggregate, 50,000,000 shares of Common Stock.

(b)   *Rules Applicable to Determining Shares Available for Issuance*. For purposes of determining the number of shares of Common Stock that remain available for issuance, the following rules apply:

(i)   To the extent permitted by law or the rules and regulations of any stock exchange on which the Common Stock is listed, the number of shares of Common Stock that shall be added back to the Section 1.5 Limit and shall again be available for Awards shall be the corresponding number of shares of Common Stock that are (A) subject to an Award which for any reason expires or is cancelled, forfeited or terminated without having been exercised or paid and (B) subject to Awards that are instead settled in cash in the same amount as such shares of Common Stock were counted against the Section 1.5 Limit.

(ii)   The number of shares of Common Stock available for issuance under the Plan shall not be increased by the number of shares of Common Stock (A) tendered or withheld or subject to an Award surrendered in connection with the purchase of shares of Common Stock upon the exercise of a Stock Option, (B) deducted or delivered from payment of an Award in connection with the Company's tax withholding obligations, or (C) purchased by the Company with proceeds from the exercise of Stock Options. Stock Appreciation Rights granted under the Plan shall reduce the Section 1.5 Limit based on the number of shares of Common Stock for which the Stock Appreciation Rights are denominated, not based on the number of shares of Common Stock actually delivered pursuant to the Stock Appreciation Rights.

(iii)   Any shares of Common Stock underlying Substitute Awards shall not be counted against the Section 1.5 Limit.

Notwithstanding anything in this Section 1.5 to the contrary, in no event shall more than 50,000,000 shares of Common Stock, subject to adjustment pursuant to Article VI hereof, be granted pursuant to Incentive Stock Options under the Plan.

Section 1.6 Limits on Awards to Participants.

(a)   *Limits on Certain Stock Options and Stock Appreciation Rights*. The maximum aggregate number of shares of Common Stock that may be granted to any Participant during any single fiscal year with respect to Stock Options or Stock Appreciation Rights that are granted at no less than 100% of Fair Market Value on the Date of Grant is 3,000,000 shares (regardless of whether Stock Appreciation Rights are settled in cash, Common Stock, other Company securities or a combination thereof) unless the grant is made in the Participant's year of hire, in which case the limit is 5,000,000 shares, subject to adjustment pursuant to Article VI hereof.

(b)   *Limits on other Awards*. The maximum amount of Awards (other than those Awards set forth in Section 1.6(a)) that may be awarded to any Participant in a single fiscal year is $20,000,000 (with respect to Awards denominated in cash) and 2,000,000 shares of Common Stock (with respect to Awards denominated in shares of Common Stock), unless the grant is made in the Participant's year of hire, in which case the limit is 2,500,000 shares, subject to adjustment pursuant to Article VI hereof.

Section 1.7 Agreements.

The Committee shall determine and set forth in an Agreement the terms and conditions of each Award (other than an Award of unrestricted Common Stock). The Agreement shall contain such terms and conditions as are required by the Plan and, in addition, such other terms not inconsistent with the Plan as the Committee may deem advisable. The Committee shall have the authority to adjust the terms of the Agreements relating to an Award in a jurisdiction outside of the United States, and/or to adopt a schedule to the Plan regarding the terms of Awards to be granted in any such jurisdiction, (i) to comply with the laws of such jurisdiction or (ii) to obtain more favorable tax treatment for the Company and/or any Affiliate, as applicable, and/or for the Participants in such jurisdiction. Such authority shall be notwithstanding the fact that the requirements of the local jurisdiction may be more restrictive than the terms set forth in the Plan.

Section 1.8 Forfeiture; Recoupment.

The Committee may reserve the right in an Agreement to cause a forfeiture of the gain realized by a Participant with respect to an Award under such Agreement on account of actions taken by, or failed to be taken by, the Participant in violation or breach of or in conflict with any (i) employment agreement, (ii) non-competition agreement, (iii) agreement prohibiting solicitation of employees or clients of the Company or any Affiliate, (iv) confidentiality obligation with respect to the Company or any Affiliate, (v) Company policy or procedure including, without limitation, the Company's Standards of Business Conduct, (vi) other agreement or (vii) other obligation of the Participant to the Company or any affiliate, as and to the extent specified in the applicable Agreement. Any Award granted under the Plan shall be subject to mandatory repayment by the Participant to the Company to the extent the Participant is, or in the future becomes, subject to (a) any Company "clawback" or recoupment policy that is adopted to comply with the requirements of any applicable law, rule or regulation, or otherwise, or (b) any law, rule or regulation that imposes mandatory recoupment, under circumstances set forth in such law, rule or regulation.

ARTICLE II
PROVISIONS APPLICABLE TO STOCK
OPTIONS AND STOCK APPRECIATION RIGHTS

Section 2.1 Grants of Stock Options.

The Committee may from time to time grant to eligible employees, directors or other Service Providers of the Company or any of its Affiliates Stock Options on the terms and conditions set forth in the Plan and on such other terms and conditions as are not inconsistent with the purposes and provisions of the Plan, as the Committee, in its discretion, may from time to time determine. Each Agreement covering a grant of a Stock Option shall specify the number of shares of Common Stock subject to such Stock Option, the Date of Grant, the exercise price of such Stock Option, whether such Stock Option is an Incentive Stock Option or a Non-Qualified Stock Option, the period during which such Stock Option may be exercised, any vesting schedule, any Performance Goals and any other terms that the Committee deems appropriate.

Section 2.2 Exercise Price.

The Committee shall establish the per share exercise price of a Stock Option on the Date of Grant in such amount as the Committee shall determine; provided, that such exercise price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant. In addition, notwithstanding the foregoing, the per share exercise price of a Stock Option that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant, provided that the excess of:

(i) the aggregate Fair Market Value (as of the Date of Grant of such Substitute Award) of the shares of Common Stock subject to the Substitute Award, over

(ii) the aggregate exercise price thereof, does not exceed the excess of:

(iii) the aggregate fair market value (as of the time immediately preceding the transaction pursuant to which the Substitute Award was granted, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the award assumed or substituted for by the Company, over

(iv) the aggregate exercise price of such shares.

The exercise price of any Stock Option will be subject to adjustment in accordance with the provisions of Article VI of the Plan.

Section 2.3 Exercise of Stock Options.

(a) *Exercisability*. Stock Options shall be exercisable only to the extent the Participant is vested therein, subject to any restrictions that the Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant). The Committee shall establish the vesting schedule applicable to a Stock Option granted hereunder, which vesting schedule shall specify the period of time, the increments in which a Participant shall vest in the Stock Option and/or any applicable Performance Goal requirements, subject to any restrictions that the Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant).

(b) *Option Period*. For each Stock Option granted, the Committee shall specify the period during which the Stock Option may be exercised.

(c) *Exercise in the Event of Termination of Service*. The Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant) the extent to which a Participant shall have the right to exercise the Participant's Outstanding Stock Options if a Participant's Service with the Company or any of its Affiliates ends for any reason and the length of time during which such Outstanding Stock Options may be exercised to the extent exercisable after the date of such termination of Service. Such provisions need not be uniform among all Stock Options and may reflect distinctions based on the reasons for termination of Service.

(d) *Maximum Exercise Period*. Anything in Section 2.3(b) or Section 2.3(c) to the contrary notwithstanding and unless the Committee determines otherwise, no Stock Option shall be exercisable after the Expiration Date; provided, however, the term of a Stock Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Option is prohibited by law or the Company's insider trading policy from exercising the Stock Option, which extension shall expire on the thirtieth (30th) day following the date such prohibition no longer applies. If the Expiration Date determined in accordance with the preceding sentence is not a business day, the Stock Options may be exercised up to and including the last business day before such date.

(e) *Adjustment with Respect to Stock Options*. Any other provision of the Plan to the contrary notwithstanding, the Committee may, in its discretion, at any time accelerate the date or dates on which Stock Options vest.

Section 2.4 Payment of Purchase Price Upon Exercise.

Every share purchased through the exercise of a Stock Option shall be paid for in full on or before the settlement date for the shares of Common Stock issued pursuant to the exercise of the Stock Options in cash or, in the discretion of the Committee, in shares of Common Stock, in a combination of cash or shares or in any other form of valid consideration that is acceptable to the Committee in its sole discretion. If the Agreement so provides, such exercise price may also be paid in whole or in part using a net share settlement procedure or through the withholding of shares subject to the Stock Option with a value equal to the exercise price together with any applicable tax withholding. In accordance with the rules and procedures established by the Committee for this purpose, a Stock Option may also be exercised through a "cashless exercise" procedure, approved by the Committee, involving a broker or dealer, that affords Participants the opportunity to sell immediately some or all of the shares underlying the exercised portion of the Stock Option in order to generate sufficient cash to pay the exercise price of the Option together with any applicable tax withholding.

Section 2.5 No Repricing of Stock Options.

The Committee may not "reprice" any Stock Option without approval of the Company's stockholders. "Reprice" means any of the following or any other action that has the same effect: (i) amending the terms of a Stock Option to reduce its exercise price, (ii) canceling a Stock Option at a time when its exercise price exceeds the Fair Market Value of a share of Common Stock in exchange for a Stock Option or Stock Appreciation Right with an exercise price that is less than the exercise price of the original Stock Option or a Restricted Share or other equity award unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction, (iii) canceling a Stock Option at a time when its exercise price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or other securities or (iv) taking any other action that is treated as a repricing under the applicable rules of the principal U.S. national securities exchange on which the shares are listed, provided that nothing in this Section 2.5 shall prevent the Committee from making adjustments pursuant to Article VI.

Section 2.6 Stock Appreciation Rights.

(a) ***Generally***. The Committee may grant Stock Appreciation Rights alone or in tandem with other Awards.

(b) ***Stock Appreciation Rights Granted In Tandem with Stock Options***. If the Stock Appreciation Right is granted in tandem with a Stock Option, such Stock Appreciation Right may be granted either at the time of the grant of the Stock Option or by amendment at any time prior to the exercise, expiration or termination of such Stock Option. The Stock Appreciation Right shall be subject to the same terms and conditions as the related Stock Option and shall be exercisable only at such times and to such extent as the related Stock Option is exercisable. A Stock Appreciation Right shall entitle the holder to surrender to the Company the related Stock Option unexercised and receive from the Company in exchange therefor an amount equal to the excess of the Fair Market Value of the shares of Common Stock subject to such Stock Option, determined as of the day of surrender of such Stock Option, over the Stock Option aggregate exercise price. Such amount shall be paid in cash, or in the discretion of the Committee, in shares of Common Stock or in a combination of cash or shares of Common Stock.

(c) ***Stock Appreciation Rights Granted Alone or In Tandem with Awards Other Than Stock Options***. Subject to the next sentence and Section 2.6(e), Stock Appreciation Rights granted alone or in tandem with Awards other than Stock Options shall be subject to such terms and conditions as the Committee shall establish at or after the time of grant and set forth in the applicable Agreement. The Committee shall establish the per share exercise price of a Stock Appreciation Right granted alone on the Date of Grant in such amount as the Committee shall determine; provided, that such exercise price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant. In addition, notwithstanding the foregoing, the per share exercise price of a Stock Appreciation Right that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the Date of Grant; provided, that the excess of:

(i) the aggregate Fair Market Value (as of the Date of Grant of such Substitute Award) of the shares of Common Stock subject to the Substitute Award, over

(ii) the aggregate exercise price thereof, does not exceed the excess of:

(iii) the aggregate fair market value (as of the time immediately preceding the transaction pursuant to which the Substitute Award was granted, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the award assumed or substituted for by the Company, over

(iv) the aggregate exercise price of such shares.

The exercise price of any Stock Appreciation Right will be subject to adjustment in accordance with the provisions of Article VI of the Plan. The period specified by the Committee during which the Stock Appreciation Right may be exercised is the Stock Appreciation Right period.

(d)   ***Exercise of Stock Appreciation Rights Granted Alone or In Tandem with Awards Other Than Stock Options in the Event of Termination of Service***. The Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant) the extent to which a Participant shall have the right to exercise the Participant's Outstanding Stock Appreciation Rights if a Participant's Service with the Company or any of its Affiliates ends for any reason and the length of time during which such Outstanding Stock Appreciation Rights may be exercised to the extent exercisable after the date of such termination of Service. Such provisions need not be uniform among all Stock Appreciation Rights and may reflect distinctions based on the reasons for termination of Service.

(e)   ***Maximum Exercise Period***. Anything in Section 2.6(c) or Section 2.6(d) to the contrary notwithstanding and unless the Committee determines otherwise, no Stock Appreciation Rights shall be exercisable after the Expiration Date; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company's insider trading policy from exercising the Stock Appreciation Right, which extension shall expire on the thirtieth (30th) day following the date such prohibition no longer applies. If the Expiration Date determined in accordance with the preceding sentence is not a business day, the Stock Appreciation Rights may be exercised up to and including the last business day before such date.

(f)   ***Adjustment with Respect to Stock Appreciation Rights***. Any other provision of the Plan to the contrary notwithstanding, the Committee may, in its discretion, at any time accelerate the date or dates on which Stock Appreciation Rights vest.

(g)   ***No Repricing of Stock Appreciation Rights***. The Committee may not "reprice" Stock Appreciation Rights without approval of the Company's stockholders. "Reprice" means any of the following or any other action that has the same effect: (i) amending the terms of a Stock Appreciation Right to reduce its exercise price, (ii) canceling a Stock Appreciation Right at a time when its exercise price exceeds the Fair Market Value of a share of Common Stock in exchange for a Stock Option or Stock Appreciation Right with an exercise price that is less than the exercise price of the original Stock Appreciation Right or a Restricted Share or other equity award unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction, (iii) canceling a Stock Appreciation Right at a time when its exercise price exceeds the Fair Market Value of a share of Common Stock in exchange for cash or other securities or (iv) taking any other action that is treated as a repricing under the applicable rules of the principal U.S. national securities exchange on which the shares are listed, provided that nothing in this Section 2.6(g) shall prevent the Committee from making adjustments pursuant to Article VI.

ARTICLE III
PROVISIONS APPLICABLE TO RESTRICTED SHARES

Section 3.1 Grants of Restricted Shares.

The Committee may from time to time grant to eligible employees or other Service Providers Restricted Shares on the terms and conditions set forth in the Plan and on such other terms and conditions as are not inconsistent with the purposes and provisions of the Plan, as the Committee, in its discretion, may from time to time determine. Each Agreement covering a grant of Restricted Shares shall specify the number of Restricted Shares granted, the Date of Grant, the price, if any, to be paid by the Participant for such Restricted Shares, the vesting schedule (as provided for in Section 3.2 hereof) and any Performance Goals for such Restricted Shares and any other terms that the Committee deems appropriate.

Section 3.2 Vesting.

The Committee shall establish the vesting schedule applicable to Restricted Shares granted hereunder, which vesting schedule shall specify the period of time, the increments in which a Participant shall vest in the Restricted Shares and/or any applicable Performance Goal requirements, subject to any restrictions that the Committee shall determine and specify in the applicable Agreement, provided that vesting schedules shall remain in effect.

Section 3.3 Rights and Restrictions Governing Restricted Shares.

The Participant shall have all rights of a holder as to such shares of Common Stock (including, to the extent applicable, the right to receive dividends and to vote), except that none of the Restricted Shares may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until such shares have vested. Notwithstanding the foregoing, dividends paid on Restricted Shares will be accrued during the vesting period and/or Performance Period applicable to such Restricted Shares, and such dividends will vest and be paid only if and when the underlying Restricted Shares vest.

Section 3.4 Adjustment with Respect to Restricted Shares.

Any other provision of the Plan to the contrary notwithstanding, the Committee may, in its discretion, at any time accelerate the date or dates on which Restricted Shares vest. The Committee may, in its sole discretion, remove any and all restrictions on such Restricted Shares whenever it may determine that, by reason of changes in applicable law, the rules of any stock exchange on which the Common Stock is listed or other changes in circumstances arising after the Date of Grant, such action is appropriate.

Section 3.5 Delivery of Restricted Shares.

On the date on which Restricted Shares vest, all restrictions contained in the Agreement covering such Restricted Shares and in the Plan shall lapse as to such Restricted Shares. Restricted Share Awards issued hereunder may be evidenced in such manner as the Committee in its discretion shall deem appropriate, including, without limitation, book-entry registration or issuance of one or more stock certificates. If stock certificates are issued, such certificates shall be delivered to the Participant or such certificates shall be credited to a brokerage account if the Participant so directs; provided, however, that such certificates shall bear such legends as the Committee, in its sole discretion, may determine to be necessary or advisable in order to comply with applicable federal or state securities laws.

Section 3.6 Termination of Service.

The Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant) the impact of the Participant's termination of Service with the Company or any of its Affiliates on the Participant's unvested Restricted Shares. Such provisions need not be uniform among all Restricted Share Awards and may reflect distinctions based on the reasons for termination of Service.

Section 3.7 Grants of Unrestricted Shares.

The Committee may, in its sole discretion, make awards of unrestricted Common Stock to eligible Service Providers in recognition of outstanding achievements and performance; provided, that such awards of unrestricted Common Stock shall be in lieu of salary or cash bonuses otherwise payable to the Service Providers.

ARTICLE IV
PROVISIONS APPLICABLE TO RESTRICTED SHARE UNITS

Section 4.1 Grants of Restricted Share Units.

The Committee may from time to time grant Restricted Share Units on the terms and conditions set forth in the Plan and on such other terms and conditions as are not inconsistent with the purposes and provisions of the Plan as the Committee, in its discretion, may from time to time determine. Each Restricted Share Unit awarded to a Participant shall correspond to one share of Common Stock. Each Agreement covering a grant of Restricted Share Units shall specify the number of Restricted Share Units granted, the vesting schedule (as provided for in Section 4.2 hereof) for such Restricted Share Units and any Performance Goals and any other terms that the Committee deems appropriate.

Section 4.2 Vesting.

The Committee shall establish the vesting schedule applicable to Restricted Share Units granted hereunder, which vesting schedule shall specify the period of time, the increments in which a Participant shall vest in the Restricted Share Units and/or any applicable Performance Goal requirements, subject to any restrictions that the Committee shall determine and specify in the applicable Agreement, provided that vesting schedules shall remain in effect.

Section 4.3 Adjustment with Respect to Restricted Share Units.

Any other provision of the Plan to the contrary notwithstanding, the Committee may, in its discretion, at any time accelerate the date or dates on which Restricted Share Units vest.

Section 4.4 Settlement of Restricted Share Units.

On the date on which Restricted Share Units vest (unless another date is specified by the Committee in the Agreement), all restrictions contained in the Agreement covering such Restricted Share Units and in the Plan shall lapse as to such Restricted Share Units and the Restricted Share Units will be payable in cash equal to the Fair Market Value of the shares subject to such Restricted Share Units or in shares of Common Stock or in a combination of cash or shares of Common Stock. Restricted Share Units paid in Common Stock may be evidenced in such manner as the Committee in its discretion shall deem appropriate, including, without limitation, book-entry registration or issuance of one or more stock certificates. If stock certificates are issued, such certificates shall be delivered to the Participant or such certificates shall be credited to a brokerage account if the Participant so directs; provided, however, that such certificates shall bear such legends as the Committee, in its sole discretion, may determine to be necessary or advisable in order to comply with applicable federal or state securities laws.

Section 4.5 Termination of Service.

The Committee shall determine and specify in the applicable Agreement (or any employment agreement applicable to the Participant) the impact of the Participant's termination of Service with the Company or any of its Affiliates on the Participant's unvested Restricted Share Units. Such provisions need not be uniform among all Restricted Share Unit Awards and may reflect distinctions based on the reasons for termination of Service.

ARTICLE V
DIVIDEND EQUIVALENTS AND OTHER AWARDS

Section 5.1 Dividend Equivalents.

Subject to the provisions of this Plan and any Agreement, the recipient of an Award other than a Stock Option or Stock Appreciation Right (including, without limitation, any Award other than a Stock Option or Stock Appreciation Right deferred pursuant to Section 7.8) may, if so determined by the Committee, be entitled to receive, interest or dividends or Dividend Equivalents, with respect to the number of shares of Common Stock covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional shares of Common Stock or otherwise reinvested and/or shall be subject to the same terms and conditions (including vesting and forfeiture provisions) as the related Award. Dividends or Dividend Equivalents granted with respect to an Award will be accrued during the vesting period and/or Performance Period applicable to such Award, and such dividends or Dividend Equivalents will vest and be paid only if and when the underlying Award vests.

Section 5.2 Other Awards.

The Committee shall have the authority to specify the terms and provisions of other forms of equity-based or equity-related awards not described above that the Committee determines to be consistent with the purpose of the Plan and the interests of the Company. Other Awards may also include cash payments under the Plan which may be based on one or more criteria determined by the Committee that are unrelated to the value of Common Stock and that may be granted in tandem with, or independent of, Awards granted under the Plan.

ARTICLE VI
EFFECT OF CERTAIN CORPORATE CHANGES

In the event of a merger, consolidation, stock-split, reverse stock-split, dividend, distribution, combination, reclassification, reorganization, consolidation, split-up, spin-off or recapitalization that changes the character or amount of the Common Stock, an extraordinary cash dividend or any other changes in the corporate structure, equity securities or capital structure of the Company, the Committee shall make such adjustments, if any, to (i) the number and kind of securities subject to any outstanding Award, (ii) the exercise price or purchase price, if any, of any outstanding Award, and (iii) the maximum number and kind of securities referred to in Sections 1.5(a) and (b) and Sections 1.6(a) and (b) of the Plan, in each case, as it deems appropriate.

In the event of a Change in Control, the Committee may, in its sole discretion, also make such other adjustments as it deems appropriate in order to preserve the benefits or potential benefits intended to be made available hereunder, including but not limited to (i) providing for full vesting of Awards for those Participants whose Service is terminated by the Company in connection with the consummation of the Change in Control, (ii) providing for the termination of Awards upon the consummation of the Change in Control, in which case vesting and payout of such Awards shall be accelerated for Participants who are Service Providers at the time of the Change in Control and/or (iii) providing for the cashout of Awards, in which case the amount to be paid out in the case of Restricted Shares or Restricted Share Units shall be equal to the formula or fixed price per share paid to holders of shares of Common Stock and, in the case of Stock Options or Stock Appreciation Rights, equal to the product of the number of shares of Common Stock subject to the Stock Option or Stock Appreciation Right (the "Award Shares") multiplied by the amount, if any, by which (X) the formula or fixed price per share paid to holders of shares of Common Stock pursuant to such transaction exceeds (Y) the exercise price applicable to such Award Shares. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if the transaction is not also a "change in the ownership or effective control" of the Company or a "change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulations Section 1.409A-3(i)(5)(without regard to any alternative definition thereunder). All determinations that the Committee makes pursuant to this Article VI shall be conclusive and binding on all persons for all purposes. The Committee need not treat all types of Awards, or all Awards within the same type of Award, in the same manner under this Article VI.

ARTICLE VII
MISCELLANEOUS

Section 7.1 No Rights to Awards or Continued Employment or other Service.

Nothing in the Plan or in any Agreement, nor the grant of any Award under the Plan, shall confer upon any individual any right to be employed by or to continue in the employment or other Service of the Company or any Affiliate thereof, nor to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement, including the right to receive any future Awards under the Plan or any other plan of the Company or any Affiliate thereof or interfere with or limit the right of the Company or any Affiliate thereof to modify the terms of or terminate such individual's employment or other Service at any time for any reason.

Section 7.2 Restriction on Transfer.

The rights of a Participant with respect to any Award shall be exercisable during the Participant's lifetime only by the Participant and shall not be transferable by the Participant to whom such Award is granted, except by will or the laws of descent and distribution. Notwithstanding the foregoing, outstanding Stock Options may be exercised following the Participant's death by the Participant's estate or as permitted by the Committee. Further, and notwithstanding the foregoing, to the extent permitted by the Committee, the person to whom an Award is initially granted (the "Grantee") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act ("Form S-8")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided, that (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Committee, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Committee provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 7.2, and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession. For avoidance of doubt, in no case shall an Award be transferable to any third-party financial institutions without stockholder approval.

Section 7.3 Taxes.

The Company or an Affiliate thereof, as appropriate, shall have the right to deduct from all payments made under the Plan to a Participant or to a Participant's estate any federal, state, local or other withholding taxes (up to the maximum statutory rate) with respect to such payments. The Committee, in its discretion, may require, as a condition to the exercise or settlement of any Award or delivery of any certificate(s) for shares of Common Stock, that an additional amount be paid in cash equal to the amount of any federal, state, local or other withholding taxes (up to the maximum statutory rate) with respect to such exercise or settlement. In addition, the Committee may establish procedures to allow Participants to satisfy such withholding obligations through a net share settlement procedure or the withholding of shares subject to the applicable Award, or through a "cashless exercise" procedure as described in Section 2.4. Any Participant who makes an election under Section 83(b) of the Code to have the Participant's Award taxed in accordance with such election must give notice to the Company of such election immediately upon making a valid election in accordance with the rules and regulations of the Code. Any such election must be made in accordance with the rules and regulations of the Code.

Section 7.4 Stockholder Rights.

No Award under the Plan shall entitle a Participant or a Participant's estate or permitted transferee to any rights of a holder of shares of Common Stock of the Company, except as provided in Article III with respect to Restricted Shares or when and until the Participant, the Participant's estate or the permitted transferee is registered on the books and records of the Company as a stockholder with respect to the exercise or settlement of such Award.

Section 7.5 No Restriction on Right of Company to Effect Corporate Changes.

The Plan shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stock whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Section 7.6 Source of Payments.

The general funds of the Company shall be the sole source of cash settlements of Awards under the Plan and the Company shall not have any obligation to establish any separate fund or trust or other segregation of assets to provide for payments under the Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between the Company and a Participant or any other person. To the extent a person acquires any rights to receive payments hereunder from the Company, such rights shall be no greater than those of an unsecured creditor.

Section 7.7 Exercise Periods Following Termination of Service.

For the purposes of determining the dates on which Awards may be exercised following a termination of Service or following the Retirement, death or Permanent Disability of a Participant, the day following the date of such event shall be the first day of the exercise period and the Award may be exercised up to and including the last business day falling within the exercise period. Thus, if the last day of the exercise period is not a business day, then the last date an Award may be exercised is the last business day preceding the end of the exercise period.

Section 7.8 Deferral of Awards.

The Committee may establish procedures pursuant to which the payment of any Award may be deferred.

Section 7.9 Employment of Participant by Affiliate.

Unless the Committee determines otherwise, the Service of a Participant who works for an Affiliate shall terminate, for Plan purposes, on the date on which the Participant's employing company ceases to be an Affiliate.

Section 7.10 Registration Restrictions.

A Stock Option or Stock Appreciation Right shall not be exercisable, no transfer of shares of Common Stock shall be made to any Participant, and any attempt to exercise a Stock Option or Stock Appreciation Right or to transfer any such shares shall be void and of no effect, unless and until (i) a registration statement under the Securities Act has been duly filed and declared effective pertaining to the shares of Common Stock subject to such Stock Option or Stock Appreciation Right, and the shares of Common Stock subject to such Stock Option or Stock Appreciation Right have been duly qualified under applicable federal or state securities or blue sky laws or (ii) the Committee, in its sole discretion, determines, or the Participant, upon the request of the Committee, provides an opinion of counsel satisfactory to the Committee, that such registration or qualification is not required as a result of the availability of an exemption from registration or qualification under such laws. Without limiting the foregoing, if at any time the Committee shall determine, in its sole discretion, that the listing, registration or qualification of the shares of Common Stock subject to a Stock Option, Stock Appreciation Right or other Award is required under any federal or state law or on any securities exchange or the consent or approval of any U.S. or foreign governmental regulatory body is necessary or desirable as a condition of, or in connection with, delivery or purchase of such shares under a Stock Option, Stock Appreciation Right or other Award, such Stock Option or Stock Appreciation Right shall not be exercised in whole or in part, and shares of Common Stock shall not be delivered pursuant to the Award, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.


ARTICLE VIII
AMENDMENT AND TERMINATION


The Plan may be terminated and may be altered, amended, suspended or terminated at any time, in whole or in part, by the Board; provided, however, that no alteration or amendment will be effective without stockholder approval if such approval is required by law or under the rules of the Nasdaq Global Select Market or other principal stock exchange on which the Common Stock is listed. No termination or amendment of the Plan may, without the consent of the Participant to whom an Award has been made, materially adversely affect the rights of such Participant in such Award; provided, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. Unless previously terminated pursuant to this Article VIII, the Plan shall terminate on the tenth (10th) anniversary of the Effective Date, and no further Awards may be granted hereunder after such date; provided, that Incentive Stock Options may not be granted under this Plan after the tenth (10th) anniversary of the date on which the Board approved the Plan, if such date is prior to the Effective Date.

ARTICLE IX
INTERPRETATION

Section 9.1 Governmental Regulations.

The Plan, and all Awards hereunder, shall be subject to all applicable rules and regulations of governmental or other authorities.

Section 9.2 Headings.

The headings of articles and sections herein are included solely for convenience of reference and shall not affect the meaning of any of the provisions of the Plan.

Section 9.3 Governing Law.

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

Section 9.4 Parachute Taxes.

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding that modifies or excludes application of this paragraph (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a "Benefit Arrangement"), if the Participant is a "disqualified individual," as defined in Section 280G(c) of the Code, any Award held by that Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the Participant's rights, payments or benefits under this Plan, any Other Agreements and any Benefit Arrangements will be reduced or eliminated so as to avoid having the payment or benefit to the Participant under this Plan be deemed to be a Parachute Payment. The Company will accomplish such reduction by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then by reducing or eliminating any accelerated vesting of Awards subject to Performance Goals, then by reducing or eliminating any accelerated vesting of Stock Options or Stock Appreciation Rights, then by reducing or eliminating any accelerated vesting of Restricted Shares or Restricted Share Units, then by reducing or eliminating any other Parachute Payments. In the event that accelerated vesting of any class of equity award is to be reduced or eliminated in accordance with the preceding sentence, such acceleration of vesting shall be canceled in reverse order of the date of grant.

Section 9.5 Section 409A of the Code.

The Plan is intended to comply with Section 409A of the Code and all regulations, guidance and other interpretive authority issued under such section ("Section 409A") to the extent subject to Section 409A, and, accordingly, to the maximum extent permitted, the Plan will be interpreted and administered to be in compliance with Section 409A. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A will not be treated as deferred compensation unless applicable law, rules or regulations require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan to a Participant who is a "specified employee" (within the meaning of Treasury Regulations Section 1.409A-1(i)) as of the date of the Participant's "separation from service" within the meaning of Section 409A of the Code that are properly treated as "deferred compensation" subject to Section 409A during the six-month period immediately following the Participant's termination of Service will instead be paid on the first payroll date after the six-month anniversary of the Participant's "separation from service" (or the Grantee's death, if earlier). Notwithstanding the foregoing, neither the Company, any Affiliate nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A and neither the Company, any Affiliate nor the Committee will have any liability to any Participant for such tax or penalty.

ARTICLE X
EFFECTIVE DATE AND STOCKHOLDER APPROVAL

The Plan shall be effective as of the Effective Date, provided that the Effective Date occurs within one year of the date of Board approval of the Plan. Upon approval of the Plan by the stockholder(s) of the Company as set forth above, all Awards made under the Plan on or after the date of Board approval of the Plan shall be fully effective as if the stockholder(s) of the Company had approved the Plan on such date. If the stockholder(s) fail(s) to approve the Plan within one year after the date of Board approval of the Plan, any Awards made hereunder shall be null and void and of no effect. For the avoidance of doubt, this amendment and restatement is not intended, and shall not be interpreted to, modify any Awards granted prior to the Effective Date to the extent such modification would result in a loss of deductibility under Section 162(m).